Exhibit 99.D

Description of

Republic of Chile

May 1, 2020

TABLE OF CONTENTS

RECENT DEVELOPMENTS	D-1

CERTAIN DEFINED TERMS AND CONVENTIONS	D-18

FORWARD-LOOKING STATEMENTS	D-20

SUMMARY	D-21

REPUBLIC OF CHILE	D-23

THE ECONOMY	D-37

BALANCE OF PAYMENTS AND FOREIGN TRADE	D-73

MONETARY AND FINANCIAL SYSTEM	D-84

PUBLIC SECTOR FINANCES	D-109

PUBLIC SECTOR DEBT	D-128

TABLES AND SUPPLEMENTAL INFORMATION	D-139

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in this Annual Report. This information is not necessarily indicative of the Chilean economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

REPUBLIC OF CHILE

Social Developments

Pension System Reforms

On January 15, 2020, President Piñera announced comprehensive reforms aimed at improving the Chilean pension system, which were submitted for discussion by the Senate. If Congress approves the proposed reforms, Chile’s reformed pension system will be funded through a combination of contributions from the state, employers and workers. Pursuant to the proposed reforms, which are intended to be implemented gradually, employers will be required to increase contributions by an amount equal to 3% of the employee’s salary (Ahorro Previsional Adicional). A further payment representing 3% of the employee’s salary will be borne by employers, of which 2.8% will be contributed to the state-administered Collective and Solidary Retirement Fund (Fondo de Ahorro Colectivo y Solidario) and 0.2% will be contributed to finance dependency insurance policies (which will also receive financing from the government), in each case, to be administered by the Social Security Administrative Council (Consejo Administrador de los Seguros Sociales). The proceeds of this further contribution will be dedicated to providing financial support to current and future retirees, particularly benefitting women, middle-class-income citizens and dependent elderly citizens. The proposed additional contributions will be managed by the Management Counsel of Social Insurances for the Additional Pension Contribution (Consejo Administrador de los Seguros Sociales para el Ahorro Previsional Adicional), an autonomous public institution under the purview of the Superintendence of Pensions, while the remaining additional contributions will be managed by private pension fund managers (AFPs).

If the proposed reform is approved by Congress, the Collective and Solidary Retirement Fund will initially benefit male retirees who have made contributions for a minimum of twelve years, who will see their pensions increased, on a monthly basis, by UF2 (approximately Ps. 57,195 as of March 31, 2020), as well as female retirees who have made contributions for a minimum of eight years, who will see their pensions increased, on a monthly basis, by UF2.5 (approximately Ps. 71,494 as of March 31, 2020). On the 13th month following implementation of the benefits granted by the Collective and Solidary Retirement Fund, the eligibility of beneficiaries will change to require a minimum period of contributions of 15 years for male retirees and 10 years for female retirees. The proposed changes are expected to increase pensions for over 500,000 male retirees by an average of 20%, and pensions for over 350,000 female retirees by an average 32%. Future retirees and dependent elderly citizens will also benefit from pension increases.

In exceptional circumstances, such as in the case of terminally ill retirees, life expectancy will be re-assessed and such retirees will be allowed to claim part of their pension contributions in advance.

The aforementioned comprehensive reforms further strengthen the increases in government-funded pensions subsidies introduced as part of the Social Agenda promoted by President Piñera approved by Congress in December 2019. See “Republic of Chile—Social Developments.”

The Outbreak of COVID-19

In December 2019, a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic, with the first COVID-19 case reported in Chile on March 3, 2020.

On February 5, 2020, the Chilean Ministry of Health declared a State of Sanitary Alert (Estado de Emergencia Sanitaria) as a result of the COVID-19 outbreak, which allows for the adoption of extraordinary measures to control the outbreak. As of the date of this Annual Report, the Chilean Ministry of Health had taken measures to increase health personnel and the number of hospital beds, purchase technology and medical equipment, and enhance medical staff training, which represent government expenditures of approximately US$1.4 billion

On March 18, 2020, the government announced a temporary closure of national borders, a measure that has been extended until the date of this Annual Report.

On March 19, 2020, the President declared a State of Catastrophe (Estado de Catástrofe) and announced a series of extraordinary economic relief measures aimed at protecting health, salaries and employment in light of the COVID-19 outbreak and its impact on the global economy (the “Economic Emergency Plan” or Plan Económico de Emergencia). As of the date of this Annual Report, Congress had enacted legislation implementing the measures announced on March 19, 2020 that required legislative approval. The measures announced on March 19, 2020 under the Emergency Economic Plan entail the employment of up to US$12.1 billion and include, among others, the following:

(i)

an authorization to draw against the unemployment insurance fund (the “Unemployment Insurance Fund”) to make up for the loss or reduction of wages or salaries of employees that, due to the COVID-19 emergency, must stay at home and are unable to work remotely, or have experienced wage reductions or a reduction in workday hours. For these purposes, the government committed to provide US$2.0 billion to the Unemployment Insurance Fund (approximately 0.8% of GDP) (see “—The Economy—Employment”);

(ii)	a three-month suspension in the payment of provisional monthly payments of corporate income tax (approximately 1.0% of GDP);

(iii)	a three-month postponement in VAT payments by companies with annual revenues up to UF350,000 (approximately 0.6% of GDP);

(iv)	a deferral until July 2020 of 2019 corporate income tax payments by companies with annual revenues up to UF 75,000 (approximately 0.2% of GDP);

(v)

a deferral in the payment of real estate tax quarterly installments by companies with revenues up to UF350,000 or by individuals with properties valued under Ch$133 million (approximately 0.3% of GDP);

(vi)	the suspension of the stamp and seals tax for a six-month period (approximately 0.2% of GDP);

(vii)	relief measures on overdue tax payments, including flexible repayment facilities and a temporary stay in collections;

(viii)	tax deductions on expenses incurred by companies associated to COVID-19;

(ix)

the payment in cash of all outstanding invoices issued to the government that remained unpaid as of March 2020 and the payment within 30 days of all invoices issued to the government going forward, in line with the 30-day Payment Law (See “The Economy—Modernization of the State—30-day Payment Law”) (approximately 0.4% of GDP);

(x)	a US$500 million capital contribution to Banco Estado (the state-owned bank) to expand its lending operations (approximately 0.2% of GDP); and

(xi)	additional resources for health expenditures and a new fund to finance medical expenditures (approximately 0.7% of GDP).

On March 22, 2020, the government imposed a nation-wide nighttime curfew to reduce the number of COVID-19 infections. Further, a mandatory quarantine was imposed beginning March 26, 2020 covering seven districts of the Santiago region, affecting approximately 1.3 million people. The measure has been extended to other districts since then. As of the date of this Annual Report, the government maintains a dynamic mandatory quarantine system in effect, focusing on entire districts or sections, based on a formula that combines factors such as new cases per capita in the area, size of the elderly population and access to medical care, among others.

On March 23, 2020, the Chilean Central Bank announced a series of measures aimed at providing liquidity to the Chilean economy and credit support, including a credit facility (the “Conditional Credit Facility for Incremental Banking Placements”) for banking entities to continue financing and refinancing loans to households and companies, especially those that do not have access to the capital markets. To access this credit facility, banking entities must pledge any of the following instruments (eligible collaterals) in favor of the Chilean Central Bank: (i) Chilean Central Bank or Chilean Treasury bonds; (ii) fixed interest notes issued by banking entities, including mortgage-backed commercial paper (letras de crédito hipotecarías), mortgage-backed bonds (bonos hipotecarios) and other unsecured bonds (except for subordinated or non-maturing securities) as well as promissory notes and/or fixed term deposit certificates; or (iii) other securities registered with the CMF that meet certain risk conditions determined by the Chilean Central Bank. The Chilean Central Bank also launched a local currency line of credit, which will be subject to the same conditions described above. In addition, in March 2020, the Chilean Central Bank reduced the TPM (as defined below) to reach 0.50%. See “—Monetary and Financial System—Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution.”

Additionally, the Chilean Central Bank announced the relaxation of liquidity requirements for banking entities. For this purpose, the Chilean compendium of financial rules was modified to expressly consider that in situations of national emergency or other serious exceptional circumstances, the Council of the Chilean Central Bank may, at its sole discretion, relax or suspend the application of the existing liquidity limits.

Also on March 23, 2020, the CMF adopted measures to ensure greater flexibility for the financial system in the context of the COVID-19 pandemic, including: (i) an authorization for banks to reschedule the payment of up to three mortgage loans’ installments without additional credit provisions; (ii) an authorization for banks to extend up to six months the maturity of consumer and small and medium-sized enterprises loans, which shall not be considered as a renegotiation for provisioning purposes; (iii) an authorization for banks to use mortgage guarantees’ surpluses to secure credits for small- and medium- sized enterprises; (iv) an 18-month extension of the period during which banks may sell goods received as payment in kind; and (v) a modification to the treatment of the cash amount that banks must post as collateral for the variation margin of bilaterally cleared derivative transactions, allowing for the value of the derivative to be offset against the amount pledged as collateral.

On March 26, 2020, President Piñera announced that, due to the COVID-19 outbreak, the constitutional referendum that was scheduled for April 2020 is postponed until October 25, 2020. See “Republic of Chile—Social Developments.”

On March 30, 2020, the CMF and the Chilean Central Bank decided to postpone the implementation of Basel III capital requirements by one year. See “—Monetary and Financial System—Financial Sector—Amendment to the General Banking Law.”

On April 8, 2020, the government announced additional measures under the Economic Emergency Plan, including: (i) a US$2 billion fund aimed at protecting families belonging to the group of 60% of the lowest income families in Chile, including informal employees by means of benefits transferences and the creation of emergency employments; and (ii) financing aid to micro-, small- and medium-sized enterprises (“MSMEs”) by granting state guarantees to secure bank loans to these entities (the “COVID-19 Credit Line”). The total cost for the government of the Emergency Economic Plan, including the measures announced on March 19 and April 8, 2020, is estimated at US$12.1 billion (approximately 4.8% of GDP), of which US$10 billion will be incurred in 2020.

The Economic Emergency Plan is expected to be financed by (i) relying on the constitutional provision (commonly known as “Constitutional 2%”) that enables the President to authorize payments not contemplated in the budget law in effect for any fiscal year by up to an amount equal to but not exceeding 2% of the approved government expenditure items (US$2.5 billion), (ii) additional debt issuances in the capital markets totaling US$4.0 billion, (iii) the use of available assets of the Public Treasury totaling US$1.6 billion, (iv) resources of the Economic and Social Stabilization Fund totaling US$1.5 billion, (v) additional withdrawals from the FRP (as defined below) totaling US$1.0 billion, and (vi) deferral of contributions to the Fondo de Contingencia Estratégico totaling US$0.9 billion (see “Public Sector Finances—Government Expenditures”) and to the FRP totaling US$0.7 billion (see “Public Sector Finances—Fiscal Responsibility Law—Pension Reserve Fund”).

Also on April 8, 2020, the Chilean Central Bank announced additional measures supplementing the measures announced on March 23, 2020, including, among others:

(i)

an additional line of credit under the Conditional Credit Facility for Incremental Banking Placements for up to US$24.0 billion. This additional line of credit is expected to have a multiplying effect for credits granted to MSMEs, making resources available to 99.8% of all corporations and 84% of the economy’s formal employees.

(ii)	the inclusion of corporate bonds as eligible collateral for all liquidity operations in pesos offered by the Chilean Central Bank;

(iii)

an offer to purchase securities issued by banking entities, available to all financial institutions authorized to operate in the Sistema de Operaciones de Mercado Abierto (Open Market Operations System, or “SOMA”);

(iv)	an extension until January 1, 2021 of the program to sale foreign currency at spot prices (see “Monetary and Financial System—Monetary and Exchange Rate Policy—Exchange Rate Policy”);

(v)	a modification to monetary reserve regulations, expanding the constitution of reserve requirements in foreign currency from US dollars to euros, yen and Chilean pesos;

(vi)	a temporary adjustment of liquidity requirements for banking entities; and

(vii)

an extension of terms in liquidity management programs in pesos and dollars through repurchase transactions and swap auctions (see “Monetary and Financial System—Monetary and Exchange Rate Policy—Exchange Rate Policy”).

Further, the government and the Chilean Central Bank announced their intention to submit a bill to Congress authorizing the Central Bank to offer financial services, such as access to current accounts and liquidity facilities, to non-banking entities, including savings and credit cooperatives, central counterparty entities (Entidades de Contraparte Central or ECC), securities clearing houses (Cámaras de Compensación de Valores), provided these entities meet certain requirements.

On April 12, 2020, the government, in coordination with the Chilean Central Bank and the CMF, announced a framework including the terms and conditions applicable to the COVID-19 Credit Line, the Conditional Credit Facility for Incremental Banking Placements. On April 24, 2020, Congress enacted legislation approving this framework. The principal components of the framework are:

(i)	a US$3 billion capitalization of the Small Enterprise Guarantee Fund (“FOGAPE”), to expand financing under the COVID-19 Credit Line;

(ii)

a relaxation until April 30, 2021 FOGAPE’s requirements, authorizing FOGAPE to provide working capital financing to entrepreneurs (including exporters) with annual net sales below UF1 million (compared to the UF350,000 limit in place prior to this measure);

(iii)

extending credit lines for banking entities under the Conditional Credit Facility for Incremental Banking Placements for a period of up to 48 months, with a grace period of up to six additional months, setting the maximum interest rate at the policy rate, and granting increased access by banking entities as a function of the additional credit provided by such banking entities to those segments mostly affected by the COVID-19 outbreak;

(iv)	in order to receive credit under the Conditional Credit Facility for Incremental Banking Placements, banking entities shall offer financing in broad an expeditious ;

(v)

requiring banking entities to postpone any repayments of pre-existing loans for at least 6 months for enterprises requesting lines of credit covered by the Conditional Credit Facility for Incremental Banking Placements, in order to relieve the financial burden;

(vi)

subjecting access to this financing from banking entities to the absence of any recent insolvency filing by the requesting enterprise, and the absence of delinquencies on loan payments for more than 30 days as of March 30, 2020 (or as of October 30, 2019 for companies with sales below UF25,000); and

(vii)

the introduction of weekly reports to the Chilean Central Bank by banking entities, to permit monitoring of compliance with the terms of the Conditional Credit Facility for Incremental Banking Placements.

As of April 30, 2020, 16,023 COVID-19 infections had been recorded in Chile, of which 7,216 were active as of such date, with 888 new cases recorded in the last day and 227 total deaths. As of the date of this Annual Report, data suggests that the Chilean population has largely complied with the Chilean government’s containment measures and the daily growth rate of new reported cases is decreasing.

According to information from the Ministry of Interior, violence has declined significantly between October 19, 2019 and April 14, 2020.

The measures implemented so far following the COVID-19 outbreak, together with lower external demand and tighter international financial conditions, have resulted in a slowdown in economic activity that will adversely affect economic growth in 2020, to a degree and for a duration that we cannot quantify as of the date of this Annual Report. Any prolonged restrictive measures put in place to control an outbreak of contagious diseases or other adverse public health developments in Chile may have a longer lasting material and adverse effect on Chile’s economy. While the economic cost of COVID-19 is difficult to predict, the government estimates that GDP will contract by at least 2.0% in 2020, and that the government’s fiscal deficit will increase. See “—Public Sector Finances—Government Expenditures—2020 Budget.”

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec (in each case, as defined below) for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2020
January	1.1	1.9	1.0
February	2.7	10.4	2.0

Employment and Labor

Employment

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment (1)

(% of total labor force employed)

two months ended February 29, 2020
Primary sector	10.7%
Agriculture, livestock and forestry and fishing	8.1
Mining	2.6
Manufacturing sector	9.7
Services sector	79.6
Electricity, gas and water	1.3
Construction	8.6
Trade and catering	24.0
Transport and communications	8.0
Financial services	2.0
Community and social services(2)	35.7

Total	100%

(1)	Constitutes an average across each period indicated.
(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source: National Statistics Institute.

On March 26, 2020, following the COVID-19 outbreak, Congress enacted legislation formalizing the terms and conditions for remote working, introducing several obligations for employers intended to protect the health and safety of employees working remotely, among other measures.

On April 3, 2020, Congress enacted legislation providing for a monthly subsidy to be borne by the government to benefit certain formal employees working over 30 hours a week, with a net monthly salary below Ps.384,363 and belonging to the group of the 90% of the lowest income families in Chile, which will be effective until December 31, 2023.

On April 6, 2020, as part of the Economic Emergency Plan, Congress enacted legislation increasing access to the Unemployment Insurance Fund. The Unemployment Insurance Fund which is comprised of the individual savings account of each worker and a solidarity fund, will now be accessible to and benefit those employees that, due to the COVID-19 emergency, must stay at home and are unable to work remotely, as well as those that have experienced a reduction in workday hours, if: (i) the beneficiary’s employment contract is suspended a result of a governmental measure (e.g., an order to close working premises); (ii) the employee and the employer agree to suspend employment; or (iii) the employee and the employer agree to a reduction in the employee’s working hours. In case of a suspension of employment, the employee may access his or her individual savings account to draw an amount equal to his or her salary and if insufficient, to draw the shortfall against the solidarity fund. Employees with indefinite term employment contracts are entitled to use the benefit for up to seven months (capped at Ps.525,000 per month), while employees having fixed-term employment contracts may use the benefit for up to three months (capped at Ps.375,000 per month). In case of workday reductions, the employee may draw against the Unemployment Insurance Fund for the difference in remuneration. Employees having indefinite term employment contracts are entitled to draw against the fund for such difference in remuneration for up to five months, whilst employees having fixed-term employment contracts may do so for up to three months (in each case, capped at Ps.225,000 per month). As of March 31, 2020, individual savings under the Unemployment Insurance Fund amounted to approximately US$7.5 billion, and savings under the solidarity fund amounted to approximately US$3.7 billion. In addition, as of April 23, 2020, 66,573 enterprises that employ approximately 516,826 workers had registered their intention to resort to the Unemployment Insurance Fund. See “—Republic of Chile—Social Developments—The Outbreak of COVID-19.”

Furthermore, several bills have been submitted to Congress aimed at protecting employment during the COVID-19 outbreak. See “—Republic of Chile—Social Developments—The Outbreak of COVID-19.”

Environment

Green Bond Framework

In January 2020, Chile issued four series of green bonds (two of which were a further issuance of bonds previously issued in June and July 2019) in the international capital markets for an aggregate amount of approximately US$3.8 billion. Chile expressed its intention to invest an amount equal to the proceeds from the sale of such bonds into projects that qualify as “eligible green expenditures” under the Green Bond Framework. See “Recent Developments—Public Sector Debt—Debt Service and Debt Restructuring.”

In January 2020, President Piñera submitted to Congress a draft bill providing for principles, a governance system, management instruments, and adequate financing mechanisms that allow for economic and social development with lower greenhouse gas emissions (the “Framework Law on Climate Change” or Ley Marco de Cambio Climático). The Framework Law on Climate Change aims to reduce vulnerability, increase resilience and guarantee compliance with international commitments assumed by Chile to confront the challenges imposed by climate change. The Framework Law on Climate Change provides for coordinated measures to articulate, execute, report and disseminate public policies for a comprehensive, participatory and transparent management of climate change adaptation and mitigation measures, with an intergenerational approach.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the two months ended February 29, 2020 were China (which accounted for 25.6% of total imports), the United States (19.6%), Brazil (7.7%), Argentina (5.8%), Germany (3.8%) and Mexico (2.7%). The primary destinations of Chile’s exports for the two months ended February 29, 2020, were China (which received 35.7% of Chile’s total exports), the United States (13.5%), Japan (9.5%), South Korea (7.3%) and Brazil (4.7%). During the two months ended February 29, 2020, Chile’s exports to Asia as a percentage of total exports increased from 56.1% to 57.6% compared to the same period in 2019, while the proportion of Chile’s exports to North America decreased slightly from 16.9% to 16.6%, as compared to the same period in 2019.

In the two months ended February 29, 2020, merchandise exports totaled US$17.5 billion and merchandise imports totaled US$15.3 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 52.6% of total imports in the two months ended February 29, 2020 compared to 49.9% for the same period in 2019. Imports of consumer goods amounted to 27.4% of total imports in the two months ended February 29 compared to 29.7% in the same period in 2019. Imports of capital goods accounted for 20.0% of total imports for that period compared to 20.4% for the same period in 2019.

The following tables set forth information regarding exports and imports for the periods:

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	Two months ended February 29, 2019	Two months ended February 29, 2020
Exports (FOB)
Americas:
Argentina	0.8%	0.8%
Brazil	4.1%	4.7%
Mexico	2.0%	1.5%
United States	13.6%	13.5%
Other	8.2%	8.4%

Total Americas:	28.6%	28.7%
Europe:
France	1.3%	1.4%
Germany	1.2%	1.4%
Netherlands	2.7%	2.3%
Spain	2.9%	1.3%
United Kingdom	1.0%	1.0%
Other	5.3%	4.9%

Total Europe:	13.5%	12.2%
Asia:
Japan	9.6%	9.5%
South Korea	6.5%	7.3%
Taiwan	1.7%	1.5%
China	34.0%	35.7%
Other	4.3%	3.5%

Total Asia:	56.1%	57.6%
Other:(1)	1.8%	1.4%

Total exports:	100.0%	100.0%

Imports (CIF)
Americas:
Argentina	5.0%	5.8%
Brazil	8.3%	7.7%
Mexico	3.2%	2.7%
United States	16.4%	19.6%
Other	8.7%	9.2%

Total Americas:	41.6%	44.9%
Europe:
France	1.9%	1.1%
Germany	3.9%	3.8%
Netherlands	0.6%	0.6%
Spain	2.0%	1.9%
United Kingdom	0.9%	0.8%
Other	6.8%	6.8%

Total Europe:	16.1%	15.2%
Asia:
Japan	3.6%	2.4%
South Korea	2.3%	1.8%
Taiwan	0.4%	0.4%
China	26.8%	25.6%
Other	4.9%	5.3%

Total Asia:	37.9%	35.5%
Other:(1)	4.3%	4.4%

Total imports:	100.0%	100.0%

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On March 16 and March 31, 2020, following the outbreak of the COVID-19 and its potential impact on sales and cash flows of affected companies, particularly for small and medium-sized enterprises, the Chilean Central Bank reduced the monetary policy rate (Tasa de Política Monetaria, or TPM) by 75 basis points from 1.75% to reach 1.00% and by 50 basis points to reach 0.50%, respectively, where it stood as of the date of this Annual Report.

The following table sets forth the Chilean Central Bank’s average interest rates through March 31, 2020.

Chilean Central Bank Average Interest Rates

(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2020 (through March 31)	—	—	—	—	1.62

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)

BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution.”

Source: Chilean Central Bank.

Inflation

As of March 31, 2020, the inflation rate stood at 3.7% (year-on-year).

The following table shows changes in the CPI and the PPI for the period indicated.

Inflation

(% change from same period in 2019)

	CPI	PPI (1)
Three months ended March 31, 2020	3.7	1.8

(1)	Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

During the three months ended March 31, 2020, the peso has fluctuated vis-à-vis the U.S. dollar, with the Chilean peso trading at Ps.846/US$1.00 as of March 31, 2020, compared to Ps.745/US$1.00 as of December 31, 2019.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rate for the three months ended March 31, 2020.

Observed Exchange Rates (1)

(pesos per US$)

	High	Low	Average(2)	Period-End
Three months ended March 31, 2020	868	749	803	846

(1)	The table presents the high, low, average and period-end observed rates for the period.
(2)	Represents the average of average monthly rates for the period indicated.

Source: Chilean Central Bank.

International Reserves

As of March 31, 2020, gross international reserves of the Chilean Central Bank totaled approximately US$37.9 billion.

The following table shows the composition of gross international reserves of the Chilean Central Bank as of the dates indicated:

Gross International Reserves of the Chilean Central Bank

(in millions of US$)

	As of March 31, 2019	As of March 31, 2020
Chilean Central Bank:
Assets:
Gold	10	13
Special Drawing Rights (SDRs)	749	737
Reserve position in the IMF	358	419
Foreign exchange and bank deposits	2,242	3,601
Securities	35,351	33,176
Other assets(1)	—	—

Total	38,710	37,945

(1)	Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base

(in billions of pesos)

	As of March 31, 2019	As of March 31, 2020
Currency in circulation	6,524.1	7,513.4
Bank reserves	5,252.7	5,971.8
Monetary base	11,776.8	13,485.2

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates

(in billions of pesos)

As of March 31, 2020
Currency in circulation	7,513.4
Demand deposits at commercial banks	36,306.6

M1(1)	43,820.0
Total time and savings deposits at banks	108,425.5
Others	2,366.9

M2(2)	154,612.3
Foreign currency deposits at Chilean Central Bank	24,205.4
Documents of Chilean Central Bank	3,620.1
Letters of Credit	288,7
Private Bonds	28,875.8
Others	50,936.7

M3(3)	262,539.1

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)

M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)

M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the period indicated:

Selected Monetary Indicators

(in % change from same period in 2019)

Three months ended March 31, 2020
M1 (% change)	24%
M2 (% change)	13%
Credit from the financial system (% change)(1)	9%
Average annual peso deposit rate(2)	8%

(1)	Information as of February 29, 2020, the latest available information.
(2)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System

(in millions of US$, except for percentages)

	As of February 29, 2020
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	321,639	85.4%	212,771	86.6%	156,363	83.5%	24,109	88.8%
Foreign- owned private-sector banks(2)	1,900	0.5%	349	0.1%	524	0.3%	538	2.0%
Private-sector total	323,539	85.9%	213,120	86.7%	156,887	83.8%	24,647	90.8%
Banco Estado	52,943	14.1%	32,642	13.3%	30,409	16.2%	2,496	9.2%

Total banks	376,482	100.0%	245,762	100.0%	187,296	100.0%	27,143	100.0%

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)

Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of February 29, 2020 would be as follows: assets: 43.8%, loans: 42.2%, deposits: 39.6% and shareholders’ equity: 44.1%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF (as defined below).

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of February 29, 2020
	in billions of Pesos	Market Share (%)
Banco Santander-Chile	55	17.7%
Banco de Chile	42	13.8%
Banco Estado	43	14.1%
Itaú Corpbanca	37	12.0%
Banco de Crédito e Inversiones	54	17.6%
Other banks	76	24.8%

Total Banking System	307	100.0%

Source: CMF.

Amendment to the General Banking Law

On March 30, 2020, due to the COVID-19 outbreak, the CMF and the Chilean Central Bank decided to postpone the implementation of Basel III capital requirements by one year, until December 2021. See “Monetary and Financial System—Financial Sector—Amendment to the General Banking Law.” Notwithstanding this postponement, all regulation implementing Basel III requirements will be made available for a public consultation period scheduled to expire in December 2020 (as originally scheduled). Although the Chilean banking system had a capital ratio (effective equity over risk weighted assets) of 12.84% as of December 31, 2019 (as measured by the CMF under the definitions of the General Banking Law), the gradual implementation of the changes introduced by the Amendment to the General Banking Law may require certain banks, including Banco Estado, to raise additional capital.

From January to March 2020, the CMF held a consultation process relating to the regulations for the implementation and supervision of banking institutions’ compliance with basic capital and additional basic capital requirements and the circumstances under which a bank may use its countercyclical capital reserves. Pursuant to these regulations, beginning December 1, 2021, the obligation to maintain additional basic capital will be equivalent to 0.625% of a bank’s risk-weighted assets (net of required allowances for loan losses) over the required effective equity, increasing to 1.25%, on December 1, 2022, to 1.875% on December 1, 2023 and to 2.5% every year on December 1, 2024. These regulations are expected to become effective as of December 1, 2020.

In January 2020, the CMF initiated a consultation process relating to the methodology to determine credit risk-weighted assets in banking institutions, according to the requirements of the General Banking Law which are necessary to determine the capital sufficiency of banks. The term for the submission of comments to this process is scheduled to expire in May 2020 and the new methodology is expected to become effective as of December 1, 2020.

In April 2020, the CMF initiated two consultation processes to (i) update the methodology to measure basic capital and total assets for purpose of calculating the 3% basic capital to total assets ratio (leverage) requirement included in the General Banking Law, in line with Basel III guidelines, and (ii) establish minimum requirements and conditions to consider hybrid instruments issued by banking entities (i.e., preferred equity, perpetual bonds or subordinated bonds) as effective capital (capital efectivo or AT1 and AT2 capital). The term for the submission of comments to these two measures expires on May 29, 2020 and the measures are expected to become effective as of December 1, 2020.

Capital Markets

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of March 31, 2020:

Indicators for the Santiago Stock Exchange

	S&P/CLX	S&P/CLX
	IGPA(1)	IPSA(2)
As of March 31, 2020	17,487	3,487

(1)

The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have relevant trading activity. Pension funds are not covered by the index.

(2)

The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds
As of December 31, 2019	213.0	53.6	59.8
As of March 31, 2020	168.6	n.a.	46.3

(1)	Includes international investment funds.

Source: CMF (as defined below), Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of March 31, 2020, the pension funds held aggregate financial assets totaling approximately US$168.6 billion, compared to US$213.0 billion as of December 31, 2019. This decrease was mainly due to a decrease in the General Stock Price Index as a result of the widespread demonstrations and social unrest that began in October 2019 and the COVID-19 outbreak.

Following the widespread demonstrations and social unrest that began in October 2019, in January 2020, President Piñera submitted several amendments to the pension bill his administration had submitted to Congress proposing social security reforms in 2018. See “Monetary and Financial System—Institutional Investors—Pension Funds and the Chilean Pension System.” As of the date of this Annual Report, the amended bill was pending Congressional discussion.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for the two months ended February 29, 2020, as well as the total assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at February 29, 2020 (in millions of US$)
two months ended February 29, 2020	—	—	10,630

With the implementation of the Economic Emergency Plan in April 2020, the contribution of effective surpluses to the FRP for the remainder of 2020 and 2021 was suspended.

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the Economic and Social Stabilization Fund (“FEES”) for the two months ended February 29, 2020, as well as the total assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at February 29, 2020 (in millions of US$)
Two months ended February 29, 2020	—	—	12,396

Government Expenditures

2020 Budget

The 2020 budget law (Law No. 21,192) for the government and public sector agencies was published in the Official Gazette on December 19, 2019. See “Public Sector Finances—Government Expenditures—2020 Budget.”

When submitting the budget law for each year, the Ministry of Finance includes certain macroeconomic assumptions that are used to project government revenues and fiscal deficit, among others. These projections are updated quarterly in a public finances report (Informe de Fiannzas Públicas, or “IFP”).

The following table sets forth the macroeconomic assumptions underlying the 2020 budget bill submitted to Congress in September 2019 and the latest estimate included in the IFP published on April 17, 2020:

2020 Budget Assumptions for Effective Balance

	2020 Budget Assumptions (1)	Updated 2020 Budget Assumptions (2)
Real GDP growth (% change compared to 2019)	3.0 – 3.5	(2.0)
Real domestic demand growth (% change compared to 2019)	3.6	(3.3)
CPI (% change December 2018 compared to December 2020)	2.6	3.3
Annual average nominal exchange rate (Ps./US$)	680	810
Annual average Copper price (US$ cents per pound)	285	236

(1)	Considered for the preparation of the 2020 Budget Law
(2)	Published by the Chilean Budget Office on April 17, 2020.

Source: Chilean Budget Office.

Due to the implementation of measures to face the effects of the widespread demonstrations and social unrest that began in October 2019, as well as COVID-19, projected central government revenues, when measured in constant pesos of 2020, are expected to decrease by Ps.5,151,340 million (11.8% in real terms) for 2020, in each case, compared to the projections included in the 2019 Budget Law. Projected central government expenditures, when measured in constant pesos of 2020, are expected to increase by Ps.5,141,637 million (10.4% in real terms) for 2020, in each case, compared to the amount executed in 2019. See “Social Developments—The Outbreak of COVID-19.”

In addition, in light of the measures introduced in April 2020 to address the COVID-19 outbreak, on April 17, 2020, the Minister of Finance requested its advisory committees to update the projections on the long-term price of copper and Chile’s GDP.

Taxation

Net tax revenues totaled Ps.8,731.4 billion for the three months ended March 31, 2020, compared to 11,177.7 billion for the same period in 2019.

Recent Tax Reforms

On January 20, 2020, Congress enacted legislation providing for various tax and financial measures to support MSMEs, including (i) the postponement of VAT payments for MSMEs; (ii) an early income tax refund for MSMEs; (iii) strengthening FOGAPE; (iv) introducing a special regime for donations to MSMEs (capped at 300 UTM, approximately US$19,993), under which donors (who may not be related to the MSME to which they donate) may deduct the amount of the donation as an expense, (v) exemption from any taxes in respect of the donation income; and (vi) an exemption from the requirement to obtain judicial authorization on donations to MSMEs in order to deduct the donation from inheritance and gift taxation and from the 40% tax on non-deductible expenses. Donations may consist of money, in-kind, or the provision of services, and may be made individually or collectively by a group of donors.

On February 24, 2020, Law No. 21,210 was published in the Official Gazette (the “2020 Tax Reform”), implementing amendments to the Chilean tax system aimed at increasing tax revenues to finance the Social Agenda (as defined below) while promoting investment and entrepreneurship and benefiting MSMEs and low income senior citizens. The 2020 Tax Reform provides for the following amendments, among other:

(i)

The elimination, effective as of January 1, 2020, of the attributed-income tax system and the consolidation of a single partially-integrated tax system for large companies, with a corporate tax rate of 27%.

(ii)

In addition to the 27% corporate tax rate, dividends and profit distributions to shareholders will be taxed with a personal tax on total income, or with withholding taxes directly from those distributions. However, shareholders will receive a credit for 65.0% of the taxes paid by the company attributable to that shareholder; provided, however, that such tax credit will increase to 100.0% of the taxes paid by the company attributable to that shareholder if such shareholder resides in a country with which Chile has entered into a tax treaty that is currently in force, or if not in force, entered into prior to January 1, 2020, in which case the benefit shall apply until December 31, 2026.

(iii)

The creation of a new special tax regime applicable to enterprises with annual sales up to UF 75,000 (US$2.5 million as of April 22, 2019), with a corporate tax rate of 25% that can be fully integrated with personal income taxes. Resident individuals and non-resident shareholders of an MSME may opt for a “tax transparency treatment” whereby the MSME will not be taxed and its taxable income will instead be attributed to its shareholders, partners or owners, as the case may be, in the year in which such taxable income is generated by the MSME.

(iv)

The gradual elimination of tax refunds that Chilean companies were able to claim for corporate taxes paid by their Chilean subsidiaries as a result of the absorption of holding companies’ tax losses with dividends received from such subsidiaries.

(v)	An increase of the maximum tax bracket to 40% for the personal income tax and payroll tax applicable to resident individuals.

(vi)

Incorporation of a 40% surtax on disproportionate profit distributions in companies organized as limited or general partnerships where partners are related, their percentages of distributions are not proportional to their actual equity interest in the partnership and such non-proportional distributions do not bear an economic or commercial justification.

(vii)

An allowance to deduct 50% of the value of new or imported tangible fixed assets utilized in new investment projects, acquired between October 1, 2019 and December 31, 2021 from personal income taxes. For tangible fixed assets, acquired during such period and installed and used in the Araucanía Region, the allowance to deduct will be equal to 100% of the value of such assets.

(viii)	The application of VAT to foreign digital services that are used in Chile, including digital or online advertising, supply of digital entertainment, provision of software and other computer services.

(ix)	Stricter requirements for private investment funds to benefit from preferential tax treatment.

Capitalization of Public Companies

Following the widespread demonstrations and social unrest that began in October 2019 and in order to repair and rebuild subway stations affected by protests, in January 2020, the government contributed a US$200 million capitalization to Metro, funded with resources included in the 2019 Budget Law

On April 2, 2020, Congress enacted legislation approving a US$500 million capital contribution to Banco Estado to expand its lending operations, as part of the Chilean government’s extraordinary economic relief measures aimed at protecting health, salaries and employment in light of the COVID-19 outbreak. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19.” This capital contribution was financed with available assets of the Public Treasury, including resources of the Economic and Social Stabilization Fund.

PUBLIC SECTOR DEBT

Debt Service and Debt Restructuring

In January 2020, the Republic issued €693,685,000 0.830% green bonds due 2031, €1,269,017,000 1.250% green bonds due 2040, US$750,000,000 2.550% green bonds due 2032 and US$900,000,000 3.500 % green bonds due 2050. Approximately €469 million of the net proceeds of the former issues denominated in euros were applied to purchase certain of the Republic’s bonds denominated in Euro due 2025, 2026, 2029 and 2030.

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

Exchange Rate(1)
At December 31, 2015	Ps.707.34 per US$1.00
Average for year ended December 31, 2015	Ps.654.25 per US$1.00
At December 31, 2016	Ps.667.29 per US$1.00
Average for year ended December 31, 2016	Ps.676.83 per US$1.00
At December 31, 2017	Ps.615.22 per US$1.00
Average for year ended December 31, 2017	Ps.649.33 per US$1.00
At December 31, 2018	Ps.695.69 per US$1.00
Average for year ended December 31, 2018	Ps.640.29 per US$1.00
At December 31, 2019	Ps.702.63 per US$1.00
Average for the year ended December 31, 2019	Ps.744.62 per US$1.00
At April 30, 2020	Ps.[●] per US$1.00
Average for the four months ended April 30, 2020	Ps.[●] per US$1.00

(1)	As reported by the Chilean Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

For amounts relating to a period, Chilean pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, Chilean pesos are translated into U.S. dollar amounts using the exchange rate at the period end.

The Chilean Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.[●] per US$1.00 as of April 30, 2020. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Presentation of Financial Information

All annual information presented in this annual report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

Since Chile’s official financial and economic statistics are subject to review by the Chilean Central Bank, the information in this annual report may be adjusted or revised. The information and data contained in this annual report for the year ended December 31, 2019 and thereafter is preliminary and subject to further revision. Further, information and data published by the Chilean Central Bank contained in this annual report is subject to periodic revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

This annual report defines the terms set forth below as follows:

•	Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

•

Imacec is an index published by the Chilean Central Bank that summarizes the combined value of final products and services produced in Chile of the following economic sectors in a given month: agriculture and forestry, fishing, mining, manufacturing, electricity, gas, water, construction, commerce, restaurants and hotels, transport, communications, financial intermediation, business services, housing services, education, health, other services and public administration.

•	Mining Imacec summarizes the value of production of the mining sector in a given month; and

•	Non-mining Imacec summarizes the combined value of final products and services produced in Chile of every sector referred to above, other than mining.

•

Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included, or CIF, basis and (ii) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis at a given departure location.

•	Exports are calculated based upon statistics reported to Chilean customs upon departure of goods from Chile on an FOB basis.

•

Rate of inflation or inflation rate is the change in the consumer price index, or CPI, for the relevant calendar year, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. The rate of inflation is measured by comparing the CPI indices in December of the latest year against the indices for the prior December. See “Monetary and Financial System—Inflation.”

•

An Unidad de Fomento (UF) is an inflation-indexed, Chilean peso-denominated monetary unit that is set daily based on the Chilean CPI of the immediately preceding 30 days as calculated and published daily by the Chilean Central Bank. The main use of this index is in connection with “re-adjustable” payment obligations denominated in Chilean pesos.

Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data are presented in current prices.

This annual report refers to the state-owned companies and institutions as indicated below:

Banco Central de Chile	Chilean Central Bank
Banco del Estado de Chile	Banco Estado
Corporación de Fomento de la Producción	CORFO
Corporación Nacional del Cobre de Chile	Codelco
Empresa Nacional del Petróleo	ENAP
Empresa de Transporte de Pasajeros Metro S.A.	Metro
Empresa Nacional de Minería	Enami
Empresa de los Ferrocarriles del Estado	EFE

FORWARD-LOOKING STATEMENTS

This Annual Report may contain forward-looking statements. Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections. While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events, such as the COVID-19 pandemic, that are not reasonably foreseeable or known at this time, that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, Chile gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of these forward-looking statements in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, changes in copper, mineral or other international prices and recession or low growth in Chile’s trading partners. Changes in international prices and high international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile induce a contraction in the Chilean economy and, indirectly, reduce tax reserves and other public sector revenues and adversely affect the country’s fiscal accounts. The effects of pandemics or epidemics and any subsequent mandatory regulatory restrictions or containment measures;

•

Instability or volatility in the international financial markets, including in particular continued or increased distress in the financial markets of the European Union, could lead to domestic volatility, which may adversely affect the ability of the government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, in particular portfolio investments;

•

Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

SUMMARY

This summary highlights information contained elsewhere in this annual report. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire annual report carefully.

Selected Financial Information (1)

	2015	2016	2017	2018	2019
The economy
Gross Domestic Product (GDP)(2)	243,872	250,387	276,833	298,718	282,426
Real GDP (in billions of pesos)(3)	143,545	145,943	147,736	153,571	155,190
% Change from prior year	2.3%	1.7%	1.2%	3.9%	1.1%
Consumer price index (percentage change from previous year at period end)	4.4%	2.7%	2,3%	2.6%	3.0%
Producer price index (percentage change from previous year at period end)	(10.7)%	10.2%	8.4%	1.0%	6.1%
Unemployment rate (annual average)	6.2%	6.5%	6.7%	7.0%	7.1%
Balance of payments
Trade balance(4)	(3,927)	(1,971)	(231)	(4,310)	(5,010)
Current account	(5,735)	(4,974)	(6,445)	(10,601)	(10,933)
Financial and capital account (including change in reserves)	(4,365)	(3,043)	(4,633)	(10,091)	(7,511)
Errors and omissions	21	1,916	1,637	424	1,269
Chilean Central Bank, international reserves (period-end)	38,643	40,494	38,983	39,861	40,657
Number of months of import coverage(5)	6.1	6.7	5.9	5.4	5.8
Public finance
Central government revenue	51,010	51,717	57,685	65,235	60,118
% of GDP	20.9%	20.6%	20.8%	21.8%	21.3%
Central government expenditure	46,047	48,776	55,230	59,236	57,518
% of GDP	18.9%	19.5%	20.0%	19.8%	20.4%
Central government surplus (deficit)	4,963	2,941	2,455	5,999	2,600
% of GDP	2.0%	1.2%	0.9%	2.0%	0.9%
Consolidated non-financial public sector surplus (deficit)(6)	(4,031)	(6,210)	(4,694)	(3,423)	n.a.
% of GDP	(1.7)%	(2.5)%	(1.7)%	(1.1)%	n.a.
Public debt
Central government external debt	7,777	10,081	12,808	14,544	15,816
Central government external debt/GDP	3.2%	4.0%	4.6%	4.9%	5.6%
Central government external debt/exports(7)	10.9%	14.4%	16.3%	17.1%	19.9%

(1)	In millions of U.S. dollars, except as otherwise indicated.
(2)	GDP in U.S. dollars calculated by translating the nominal GDP in pesos at the average exchange rate of each period.
(3)	Calculated using chained volumes at prices for the immediately preceding year.
(4)	Trade balance consists of goods and services.
(5)	Imports consist of goods and services.
(6)	The non-financial public sector includes the central government, municipalities and public-owned enterprises, but does not include Banco Estado and the Chilean Central Bank.
(7)	Exports consist of goods and services.

Source: Chilean Central Bank, Chilean Budget Office and National Statistics Institute (Instituto Nacional de Estadísticas, or INE).

n.a.= Not available

MAP OF CHILE

REPUBLIC OF CHILE

Area and Population

Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic territory, which covers approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America’s west coast. It borders Peru to the north, the Antarctic territory to the south, Bolivia and Argentina to the east and the Pacific Ocean to the west. Continental Chile’s geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is mostly an archipelago, with Cape Horn at its tip. Chile’s territory also includes several islands, including Easter Island, Juan Fernández Island and Salas y Gómez Island.

Continental Chile has five well-defined geographic regions: the northern desert, the high Andean sector, the central valley, the southern lakes district and the archipelago region. Approximately 21.9% of Chile’s land area is forested, while the remaining non-urban areas consist primarily of agricultural areas, deserts and mountains. The northern desert region is rich in mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

Chile’s population, industry and arable land are mainly concentrated in the central valley, which includes the nation’s capital and largest city, Santiago, and its two largest ports, San Antonio and Valparaíso.

According to the national census conducted in 2017, Chile’s population was approximately 17.9 million, with an annual average growth rate of 0.75% per year from June 2002 to December 2017. The 2017 national census showed that the population in Chile was highly urbanized with approximately 87.6% living in cities, with approximately 37.3% of urban dwellers residing in the Santiago metropolitan area, which includes the city of Santiago and the surrounding region. Spanish is Chile’s official language.

Chile considers itself an upper-middle income economy. The following table provides selected comparative statistics as set forth in the Central Intelligence Agency (CIA) 2018 World Factbook:

	Argentina	Brazil	Chile	Colombia	Mexico	Venezuela	United States of America
Per capita GDP (in US$)(1)	20,900	15,600	24,600	14,400	19,900	12,500	59,800
Life expectancy at birth (in years)	77.5	74.3	79.1	76.2	76.3	76.2	80.1
Infant mortality (deaths per 1,000 live births)	9.5	16.9	6.4	13.2	11.3	11.9	5.7
Literacy rate	99.1%	92.0%	96.9%	94.7%	94.9%	97.1%	99.0	%(2)

(1)	Figures are adjusted by purchasing power parity (PPP).
(2)	Data corresponds to 2003 estimation.

Source: CIA 2018 World Factbook.

The Chilean Constitution and Government

Chile is a democratic republic. Accordingly, the Chilean Constitution declares and guarantees principles such as the recognition and protection of human dignity, equality before the law, protection of private property and free entrepreneurship, freedom of speech and association, popular sovereignty, representative government, separation of powers and the rule of law.

The Constitution was approved in a national referendum in 1980 and provides for a system of government composed of three separate and independent powers: an executive branch headed by a President (with a non-renewable four-year term), a legislative branch consisting of a two-chambered Congress, and a judicial branch in which the Supreme Court is the highest authority for all matters not pertaining to constitutional law. The Constitution also provides for a Constitutional Court, which is the highest authority for all matters of constitutional law.

The 1980 Constitution was significantly amended in 1989 and in 2005 to introduce important changes to the structure of the political system, including (i) increasing oversight powers of the lower house; (ii) decreasing the powers and status of the National Security Council, which is now an advisory body; (iii) strengthening the role of the Constitutional Court by allowing it to rule on the constitutionality of laws; and (iv) introducing a six-year presidential term limit, which has subsequently been reduced to four years.

On October 13, 2015, the Bachelet administration initiated a process intended to lead to a constitutional reform and the adoption of a new Constitution by 2018. The process contemplated several steps and began with an initial stage of civic and constitutional education, followed by a second stage, referred to as “Citizen’s Dialogue” (“Diálogo Ciudadano”), and involved creating fora for discussion of proposals and issues nationwide. The conclusions of these exchanges and proposals were laid out in a document entitled “The Citizens’ Foundations for a New Constitution” (“Bases Ciudadanas para la Nueva Constitución”), which was submitted to President Bachelet in January 2017.

In April 2017, President Bachelet submitted a bill to Congress proposing a Constitutional Convention (“Convención Constitucional”) to amend the current Constitution, in particular, the procedures through which the Constitution may be amended in the future.

Concurrently with such bill proposing a Constitutional Convention, on March 6, 2018, the Bachelet administration submitted to Congress a new Constitution draft introducing substantive amendments. After assuming office on March 11, 2018, President Piñera announced that his government would not pursue the constitutional reform submitted to Congress by the Bachelet administration, although it declared his government’s openness to discuss a constitutional reform if there was political consensus on the need for such a reform. See “—Social Developments.”

As of the date of this Annual Report, Congress consists of a Senate and a Chamber of Deputies. After the new electoral system became effective in November 2017, the number of members of the Chamber of Deputies increased from 120 to 155 and the number of senators increased from 38 to 43, and is expected to increase to 50 senators in the 2021 elections. All members of Congress are elected by popular vote. See “—Political Parties.” However, there is a draft bill subject to Congressional debate proposing a reduction in the number of members of Congress, as well as limitations on their reelection and a reduction of their salaries. See “—Social Developments.”

There are 21 judges on the Supreme Court, each appointed by the president (out of five candidates proposed by the Supreme Court) with the Senate’s consent, and each of whom can serve until age 75. The Chilean Constitutional Court is composed of 10 judges, three of whom are appointed by the President, three by the Supreme Court and four by Congress, and each of whom can serve until age 75.

Political History

From its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s, in 1924 and in 1931), Chile had a democratically elected government. In September 1973, a military junta, led by General Augusto Pinochet, then commander-in-chief of the army, took power and held it until 1990, when a democratic system was reinstated.

Former President Patricio Aylwin, a member of the Christian Democratic Party (Partido Demócrata Cristiano, or PDC), reinstated civilian rule when he took office for a four-year term on March 11, 1990 with the support of the Parties for Democracy Coalition (Concertación de Partidos por la Democracia, or the Concertación coalition), a political coalition described below. His election in December 1989 followed a transition from military rule that included a countrywide plebiscite in 1988, as stipulated in the 1980 Constitution. Eduardo Frei Ruiz-Tagle, also a member of the PDC and supported by the Concertación coalition, was elected to the presidency in December 1993 for a six-year term and took office on March 11, 1994. In January 2000, again with the support of the Concertación coalition, Ricardo Lagos, founder of the Party for Democracy (Partido por la Democracia, or

PPD), was elected to the presidency for a six-year term, which ended on March 11, 2006. His successor, Michelle Bachelet, became the first female president of Chile after being sworn into office on March 11, 2006. Ms. Bachelet is a member of the Socialist Party (Partido Socialista, or PS) and was supported by the Concertación coalition. Sebastián Piñera, member of the National Renewal Party (Renovación Nacional, or RN) at the time of his election, was elected to the presidency in January 2010 for a four-year term. Mr. Piñera resigned from the RN prior to being sworn in as President on March 11, 2010, having won the 2010 presidential elections with the support of the center-right Coalition for Change (Coalición por el Cambio). In 2013, Ms. Bachelet was elected president for a second non-consecutive term of four years, ending on March 11, 2018. Ms. Bachelet won the 2013 elections, supported by the center-left coalition, New Majority (Nueva Mayoría). Ms. Bachelet completed her second term in March 2018. The current president, Mr. Piñera, was elected president for a second non-consecutive term of four years, ending on March 11, 2022. Mr. Piñera won the 2017 elections supported by the center-right coalition, Go Chile (Chile Vamos).

Political Parties

Since the restoration of democracy in 1990, Chile has had two major political groups: the center-left and center-right coalitions.

The center-left coalition was originally called Concertación, and consisted of the following political parties until the presidential and congressional elections held in November 2013: the centrists, the PDC and the Radical Social Democratic Party (Partido Radical Socialdemócrata, or PRSD), as well as the moderate-left parties, the PPD and the PS. In 2013, the center-left coalition took the name of Nueva Mayoría and expanded to include the Communist Party (Partido Comunista, or PC) and Broad Social Movement (Movimiento Amplio Social, or MAS-R). In the 2017 presidential and congressional elections, the center-left coalition included the following political parties: Partido Radical Socialdemócrata, Partido Demócrata Cristiano, Partido por la Democracia, Partido Socialista, Partido Comunista, Izquierda Ciudadana and Movimiento Amplio Social. In March 2018, after President Bachelet’s second presidential term ended, Nueva Mayoría was dissolved. Currently, the center-left coalition is called Convergencia Progresista and consists of the following political parties: Partido por la Democracia, Partido Radical Socialdemócrata and Partido Socialista.

The center-right coalition, formerly Alliance for Chile (Alianza por Chile, predecessor to the Coalition for Change), consisted of the following political parties until the presidential elections held in 2009: the center-right RN and the Independent Democratic Union Party (Unión Demócrata Independiente, or UDI). In the presidential elections of 2009, the center-right coalition changed its name to Coalition for Change and later, for the municipal elections of 2016 it was renamed Chile Vamos and expanded to include Evópoli and the Independent Regionalist Party (Partido Regionalista Independiente, or PRI). In the 2017 presidential and congressional elections, the center-right coalition included the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente.

Furthermore, the Frente Amplio, a third political coalition, gained relevance in the 2017 presidential and congressional elections. The Frente Amplio is a left coalition consisting of 14 political parties and social movements, including the Partido Humanista, Partido Igualdad, Partido Liberal de Chile and Revolución Democrática.

There are also several smaller parties, which from 1990 to date have generally not been represented in Congress, but have had elected representatives in certain municipal governments. These parties have historically had limited success because voting for the Chamber of Deputies takes place district-by-district and candidates from minority parties have not received the most votes in any individual constituency, despite their parties receiving a significant share of the national popular vote.

In December 2011, Congress approved an electoral reform to simplify the registration process for all eligible voters, which increased the Chilean electorate by approximately 50.0%. Despite this increase in the number of eligible voters, the reform made voting voluntary (until then, voting was mandatory for registered electors) and, as a consequence, fewer people have voted in subsequent elections.

In January 2015, Congress changed the system for the election of its members from a binomial voting system, in which each electoral territory elects two representatives regardless of its population, to a semi-proportional voting system, in which each voting district elects representatives in proportion to the size of its population. The new electoral system became effective for the Congressional elections in November 2017. The number of members of the Chamber of Deputies increased from 120 to 155 and the number of senators from 38 to 43, and is expected to increase to 50 in the 2021 elections. The reform is expected to result in greater access to Congress by candidates from smaller political parties. However, following the widespread demonstrations and social unrest that began in October 2019, the Executive submitted to Congress a draft bill aimed at reducing the number of senators and deputies to 40 and 120 members, respectively.

In April 2015, Congress enacted legislation to eradicate certain practices involving the financing of political activities such as government funding for political parties, a ban on contributions made by business entities, the elimination of anonymous and undisclosed political donations, the updating of the current public lists of members of political parties and the increase of non-elected government officials appointed through a merit-based selection process carried out by the Sistema de Alta Dirección Pública. In November 2015, Congress approved a constitutional reform allowing for the removal of officials elected in elections involving illegal activities.

In September 2016, Congress enacted legislation requiring officials to declare their economic interests and assets at the beginning, during and after their period in office. The law requires a mandatory trust for officials holding investment in shares and securities valued in excess of approximately US$1,000,000. The law also requires the President and other highly ranked officials to sell their interests in regulated companies providing services to the government. Sanctions for violating the law range from approximately US$350 to US$70,000. A bill with a limitation on the re-election of officials elected by popular vote (senators will be subject to a maximum of two consecutive terms, while other authorities would be subject to a maximum of three consecutive terms) has been submitted to Congress, where it is pending.

Presidential and Congressional Elections

Presidential and congressional elections are held every four years. Chile will hold its next presidential and congressional elections in November 2021, and the next presidential term is scheduled to begin in March 2022. The president is elected for a four-year term and is prohibited from serving in office for consecutive terms. Senators are elected for eight-year terms, with half the Senate’s seats up for election every four years. Members of the Chamber of Deputies are elected to four-year terms. There are no term limits for senators or deputies. However, as indicated above, Congress is currently discussing a draft bill aiming to limit the re-election of senators and deputies. See “—The Chilean Constitution and Government.”

On November 19, 2017, presidential elections were held in Chile. Among the several candidates, Sebastián Piñera, a center-right candidate and former President obtained approximately 36.6% of the votes and Alejandro Guillier, the candidate from the incumbent government coalition and current Senator, obtained approximately 22.7% of the votes. As no candidate obtained the absolute majority required to secure the presidency, a runoff election took place on December 17, 2017 between Mr. Piñera and Mr. Guillier, in which Mr. Piñera obtained approximately 54.6% of the votes. Mr. Piñera assumed office on March 11, 2018, succeeding former president Michelle Bachelet.

The following table details the outcome of the presidential election held in 2017:

2017 Presidential Election Vote

(%)

	1st round	Runoff
Center-Left(1)	22.7	45.4
Center-Right(2)	36.6	54.6
Left(3)	20.3	—
Right(4)	7.9	—
Others	12.5	—

(1)

“Center-Left” is an alliance of parties that changed its name from “Concertación” to “Nueva Mayoría” in 2013. For the 2017 presidential election, it included the following political parties: Partido Radical Socialdemócrata, Partido por la Democracia, Partido Demócrata Cristiano, Partido Socialista, Partido Comunista, Izquierda Ciudadana and Movimiento Amplio Social. The candidate representing the Center-Left alliance in the 2017 elections was Mr. Alejandro Guillier. “Nueva Mayoría” was dissolved in March 2018 after Ms. Michele Bachelet left office.

(2)

“Center-Right” parties created a coalition called “Chile Vamos” in 2015. For the 2017 presidential election, Chile Vamos included the following political parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2017 elections was Mr. Sebastián Piñera.

(3)

“Left” parties created the coalition called “Frente Amplio” in 2017. For the 2017 election, it included, within others, the following parties: Partido Humanista, Partido Igualdad, Partido Liberal de Chile, Poder and Revolución Democrática. The candidate representing the left alliance in the 2017 elections was Ms. Beatriz Sánchez.

(4)	Mr. José Antonio Kast ran as an independent presidential candidate, formerly a member of Unión Demócrata Independiente.
(5)	“Others” corresponds to candidates Ms. Carolina Goic, Mr. Marco Enríquez-Ominami, Mr. Eduardo Artés and Mr. Alejandro Navarro.

The following table details the party composition of the Chamber of Deputies and Senate following the elections in the years specified:

	Chamber of Deputies (in number of deputies)			Senate (in number of senators)
	2009	2013	2017	2009	2013	2017
Partido Demócrata Cristiano (Center)	19	21	14	4	2	5
Partido por la Democracia (Left)	18	15	7	3	3	6
Partido Radical (Center-Left)	5	6	6	—	—	—
Partido Humanista (Left)	—	—	3	—	—	—
Renovación Nacional (Center-Right)	18	19	34	6	2	8
Unión Demócrata Independiente (Right)	37	29	30	3	5	9
Independents	6	8	11	—	3	4
Partido Socialista (Left)	11	15	19	2	4	7
Partido de Acción Regionalista (Center)	3	—	—	—	—	—
Partido Comunista (Left)	3	6	8	—	—	—
Partido Liberal (Center)	—	1	2	—	—	—
Federación Regionalista Verde Social (Regionalist)	—	—	3	—	—	—
Partido Igualdad (Left)	—	—	1	—	—	—
Partido Ecologista Verde (Left)	—	—	1	—	—	—
Movimiento Amplio Social (Left)	—	—	—	—	1	—
Evolución Política (Center-Right)	—	—	6	—	—	2
Revolución Democrática (Left)	—	—	9	—	—	1
Poder (Center)	—	—	1	—	—	—
Partido Progresista (Center)	—	—	1	—	—	—
País (Left)	—	—	—	—	—	1

The following table details the composition of the Senate and Chamber of Deputies as of December 31, 2019:

Chamber of Deputies (in number of deputies)		Senate (in number of senators)
Convergencia Progresista (Center-Left)	28	Convergencia Progresista (Center-Left)	13
Chile Vamos (Center-Right)	70	Chile Vamos (Center-Right)	19
Democracia Cristiana (Center-Left)	13	Democracia Cristiana (Center-Left)	5
Frente Amplio (Left)	16	Frente Amplio (Left)	1
Federación Regionalista Verde Social (Regionalist)	3	País Progresista (Left)	1
Partido Comunista (Left)	9	Partido Comunista (Left)	0
Independents	12	Independents	4
Partido Ecologista Verde (Left)	1	Partido Ecologista Verde (Left)	0
Partido Humanista (Left)	3	Partido Humanista (Left)	0
Total	155	Total	43

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of 6, 8 or 10 councilors, depending on the number of electors in each municipality. Municipal elections are held every four years, with the most recent elections held in October 2016. The next elections were originally scheduled for October 25, 2020. However, due to the COVID-19 outbreak, the next municipal elections were rescheduled for April 11, 2021, extending the current mayors’ tenures to May 24, 2021.

The following table details the outcome of the most recently held mayoral elections by pact or alliance:

Municipal Elections 2016 — Mayors

	Votes	Percentage
Nueva Mayoría (Center-Left)	1,760,632	37.06
Chile Vamos (Center-Right)	1,827,425	38.47
Independents	824,490	17.35
Others(1)	513,750	7.12

Total	4,926,297	100.00

(1)	Partido Liberal (Left), Partido Progresista (Left), Partido Ecologista Verde (Center-Left) and Partido Humanista (Left).

Regional Elections

Chile is divided into 16 Regions, each of them governed by a regional governor designated by the President. On February 2018, Congress enacted legislation providing that, beginning in 2020, regional governors are to be elected by popular vote. The first election for regional governors was scheduled for October 25, 2020. However, due to the COVID-19 outbreak, the first election for regional governors was rescheduled for April 11, 2021. Each Region is administered by a regional governor and a regional council that has to approve the regional development plan and the regional budget.

Regional councils have between 14 and 34 members, depending on the population of the Region. Until the enactment of Law No. 20,678 on June 13, 2013, members of regional councils were designated by members of the municipal councils. Since such date, members of regional councils have been elected every four years for four-year terms. These elections coincide with congressional elections. The first election of regional council members took place in November 2013 and the most recent election took place in November 2017. The next election is scheduled for 2021.

The following table details the results of the regional council elections held in November 2017:

Regional Elections (Regional Council Members)

2017
Chile Vamos (Center Right)	133
Nueva Mayoría (Center-Left)	117
Frente Amplio (Left)	18
Others	10

Total	278

Social Developments

The 2019 demonstrations

Beginning in October 2019, Chile experienced a wave of protests and social unrest. These protests were initially sparked by the government’s announcement of an increase in subway fares in Santiago but have since evolved to express broader concerns over inequality. In response to such protests and related violence, the government suspended the increase in subway fares and declared a state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities, which were in place for nine days and ended on October 28, 2019.

Following consultations in Congress with members of the opposition, on October 22, 2019, President Piñera announced a series of measures to address social demands (the “Social Agenda”), including (i) increases in government-subsidized pensions; (ii) new insurance programs to cover severe illnesses and related medications; (iii) a guaranteed minimum monthly income for wage earners of Ps.350,000, with any difference between such guaranteed minimum monthly income and the minimum monthly wage (Ps.301,000) to be borne by the government; (iv) the reversal of a previously announced 9.2% price increase in regulated energy distribution tariffs and a mechanism to stabilize such tariffs and defer price increases to distribution companies temporarily; and (v) a 5% increase to a maximum tax rate bracket of 40% in the income tax bracket applicable to individuals earning in excess of Ps.15.0 million per month. Initiatives to strengthen competition laws by increasing penalties for collusion and consumer abuse were also undertaken. In addition, President Piñera announced initiatives to reduce the number of members of Congress, limitations to their reelection and a reduction to their salaries and those of the highest-paid civil servants. As of the date of this Annual Report, most of the foregoing measures have been enacted as laws, while others are subject of parliamentary discussions. On October 28, 2019, President Piñera replaced eight ministers of his cabinet.

The cost of implementing the Social Agenda is estimated to be approximately U.S.$1.2 billion in 2020, of which U.S.$510 million are expected to be dedicated to the proposed pension subsidies, U.S.$106 million for healthcare improvements, U.S.$306 million to finance the guaranteed minimum monthly income and U.S.$350 million for reconstruction of damaged infrastructure, particularly in the subway system. These costs are expected to be funded partly by tapping the Economic and Social Stabilization Fund (“FEES”).

On November 15, 2019, representatives of Chile’s leading political parties entered into an agreement to hold a referendum on April 26, 2020 on whether the Constitution should be replaced and, in that case, whether the new constitution should be drafted by a special constitutional convention comprised of (i)172 members of which half will be members of Congress and half will be citizens elected for that task, or (ii) citizens elected for that task only. In either case, the citizens members of the special constitutional convention will be elected in October 2020 and the special constitutional convention is expected to deliver a final draft of the new constitution within a period of nine months, which can be further extended up to a total of twelve months from the date on which the convention holds its first meeting. The political parties that signed the agreement pledged their commitment to vote in favor of a constitutional amendment that would allow for the agreed referendum process to be implemented. According to a constitutional amendment adopted on December 23, 2019, if a majority of voters elect to replace the Constitution at the April 2020 referendum, the final draft of the new constitution will be submitted to a further public referendum for its approval by a two thirds majority vote, in the second half of 2021. However, due to the COVID-19 outbreak, the April 2020 referendum has been rescheduled for October 25, 2020.

For other measures implemented see “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions,” “Monetary and Financial System—Exchange Rate Policy,” “Public Sector Finances—Government Revenue—Recent Tax Reforms,” “Public Sector Finances—Government Expenditures—Recent Measures” and “Public Sector Finances—Government Expenditures—2020 Budget”.

International and Regional Relations

Chile maintains close ties with its neighboring countries as well as with the other Latin American countries. In recent years, Chile has been party to cases before the International Court of Justice as described below:

•

On January 27, 2014, the International Court of Justice (the “ICJ”) ruled in the dispute regarding the maritime boundary brought by Peru against Chile. In furtherance of the Court’s decision, both countries jointly determined the precise coordinates of the maritime boundary and initiated the adoption of legislative amendments in conformity with the ruling and the law of the sea.

•

On April 24, 2013, the Plurinational State of Bolivia filed an application with the ICJ instituting proceedings against Chile in the matter entitled “Obligation to negotiate access to the Pacific Ocean.” On October 1, 2018, the ICJ delivered its judgment on the merits, in which it found that Chile was not bound by a legal obligation to negotiate a sovereign access to the Pacific Ocean for the Plurinational State of Bolivia.

•

On June 6, 2016, Chile instituted proceedings against the Plurinational State of Bolivia before the ICJ, requesting the Court to declare that the Silala River system is an international watercourse whose use by Chile and the Plurinational State of Bolivia is governed by customary international law and, consequently, Chile is entitled to equitable and reasonable use of the water.

•

After the reply filed by Chile and the rejoinder filed by the Plurinational State of Bolivia, both within the time-limits fixed, February 15, 2019 and May 15, 2019, respectively, the Republic of Chile submitted on September 16, 2019, an additional pleading relating to the counter-claims of the Plurinational State of Bolivia.

•

Given the COVID-19 outbreak, the Court decided to extend until May 31, 2020 the period during which no hearings or judicial meetings of the Court will be held. This means that the lawsuit between Chile and the Plurinational State of Bolivia for the Silala case in The Hague Court will be delayed.

Chile is a member of or party to, among others:

•

the United Nations (UN), as a founding member (Chile was a non-permanent member of the UN Security Council from January 2003 until the end of 2004), including many of its programs and specialized agencies;

•	the Organization of American States (OAS);

•	the World Health Organization (WHO);

•	the World Trade Organization (WTO);

•	the World Customs Organization (WCO);

•	the International Labor Organization (ILO);

•	the International Maritime Organization (IMO);

•	the Economic Commission for Latin America and the Caribbean (ECLAC);

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development (IBRD);

•	International Social Security Association (ISSA);

•	the Inter-American Development Bank (IDB);

•	the Organization for Economic Cooperation and Development (OECD);

•	the International Criminal Court (ICC);

•	Permanent Court of Arbitration (PCA);

•	the International Organization for Standardization (ISO);

•	the Asian Pacific Economic Cooperation Forum (APEC);

•	the Pacific Alliance (PA);

•	Latin American Integration Association (ALADI);

•	the World Intellectual Property Organization (WIPO);

•	the Community of Latin American and Caribbean States (CELAC); and

•	the Forum for the Progress of South America (Prosur)

Since 1994, Chile has been a member of, and an active participant in, the Asia Pacific Economic Cooperation (APEC) forum. In recent years, the Asia Pacific region has become a priority for Chilean trade policy. Chile has taken steps within the APEC framework to improve trade with the Asia pacific region, including mutual recognition agreements and free trade agreements.

In February 2003, the Chilean Central Bank formally became part of the credit arrangements known as the New Arrangements to Borrow (NAB), created by the IMF in 1998. The NAB serves as a mechanism to provide resources to countries facing a financial crisis. In October 2003, the Chilean Central Bank became a member of the Bank for International Settlements (BIS). The BIS is an international organization established in 1930 to pursue worldwide monetary and financial stability.

Chile also participates in several regional arrangements designed to promote cooperation in trade, investment and services. Chile is a member of the ALADI, a regional trade association, and an associate member of the Mercado Común del Sur, or Mercosur, which is an economic and political trade bloc designed to promote free trade in Latin America. Chile is also a founding member of the Pacific Alliance Free Trade Agreement together with Colombia, Peru and Mexico. Currently, Chile is part of a number of bilateral trade arrangements. See “Balance of Payments and Foreign Trade—Foreign Trade” for more information on these arrangements.

Before becoming an official member of the Organization for Economic Cooperation and Development (OECD), Chile participated as an observer in the OECD for over a decade and became an active member of 20 OECD committees and working groups. In recognition of Chile’s sound policies, the OECD Board invited Chile to become a full member of the organization in May 2007. Chile’s membership in the OECD became effective on May 7, 2010 and this year Chile celebrates its tenth year as an OECD member. Upon joining this organization, Chile became the OECD’s first South American member.

The Council’s Decision to invite Chile to become an OECD Member provided that, after accession, Chile should submit periodic reports to eight OECD Committees, listed below, or their subsidiary bodies:

1.	Investment Committee’s Working Party on International Investment Statistics;

2.	Chemicals Committee;

3.	Environment Policy Committee: Periodically, if required;

4.	Steering Group on Corporate Governance;

5.	Committee on Financial Markets;

6.	Insurance and Private Pensions Committee;

7.	Committee on Statistics; and

8.	Trade Committee.

Chile has submitted these reports, although given their continuous nature, further reporting will be required, in particular to the Chemicals Committee.

As a member of the OECD, Chile is committed to: (i) promoting the efficient use of its economic resources; (ii) incentivizing research, development and vocational training in the scientific and technological fields; (iii) implementing policies that target economic growth and internal and external financial stability and avoiding policies that hinder such growth and stability; (iv) reducing, and to the extent possible, abolishing any obstacles to the domestic and international exchange of goods, services and payments and liberalizing the flow of capital both within Chile and between Chile and other international market participants; and (v) contributing to the sustainable economic development of both member and non-member countries, in particular, through capital flows and technical assistance and providing access to export markets.

On March 22, 2019, in order to build and consolidate a regional space of coordination and cooperation, Presidents and Representatives from Chile, Colombia, Brazil, Peru, Ecuador, Argentina, Paraguay and Guyana launched the Forum for the Progress of South America (Prosur). During 2019, Chile lead Prosur and was succeeded by Paraguay in 2020.

In June 2019, Chile formally withdrew from the Union of South American Nations (“UNASUR”).

Measures Implemented to Deter Terrorism Financing and Money Laundering

Chile has supported initiatives against money laundering and terrorism financing promoted by various international organizations and forums, including the UN, the OAS, the Financial Action Task Force of Latin America (GAFILAT), the Egmont Group, APEC, the Inter-American Drug Abuse Commission (CICAD), and the OECD. Chile is a member of all of these organizations.

To this end, in 2001, President Lagos Escobar issued Supreme Decree No. 488, which requires all authorities and public institutions to ensure the observance and enforcement of UN Security Council resolution No. 1,373. In addition, in 2003, the Chilean Congress ratified the “International Convention for the Suppression of the Financing of Terrorism.” As a result, Chile modified its original counter-terrorism legislation, Law No. 18,314 (1984), by enacting Law No. 19,906, which made the financing of terrorism a criminal offense.

In 2003, Law No.19,913 was passed to bolster the Chilean anti-money laundering regime by increasing the penalties for money laundering and expanding the number of criminal offenses that constitute underlying crimes for the purposes of the law, such as drug dealing, arms dealing, financial offenses, and any form of terrorism, including the financing of terrorism.

In addition, Law No.19,913 created the Financial Analysis Unit (the “UAF”), a governmental entity aimed at preventing the use of the financial system and other sectors of the economy for money laundering or the financing of terrorism. It is responsible for gathering, processing, and exchanging information related to suspicious activities related to money laundering and terrorist financing. If the UAF has a reasonable belief that a transaction is being used to launder money or to fund terrorist activities, it must promptly provide all relevant information to the Public Prosecutor’s Office, which is the only institution responsible for investigating and prosecuting such crimes.

As the representative of Chile in the GAFILAT, the UAF coordinates the National Anti-Money Laundering and Counter-Terrorism Financing System (the “AML/CFT” System). With the purpose of deterring money laundering and terrorism financing, the UAF along with other regulatory agencies, have instructed banks and other entities under their supervision to implement preventive models consistent with the Financial Action Task Force (“FATF”) recommendations.

In December 2009, Law No. 20,393 (the “Anti-corruption Law”) on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Terrorism Financing and Bribery, entered into force, and was amended by Law No. 21,121 in November 2018. This law, which was enacted in part to comply with international obligations under certain treaties, introduced a list of offenses for which private legal entities and state-owned enterprises can be held criminally liable (e.g., bribery of Chilean and foreign public officials, money laundering, terrorism financing, incompatible negotiation, misappropriation, and unfair management). Criminal liability for legal entities, in the aforementioned cases, is an exception to the general Chilean criminal law principle that restricts criminal liability to individuals. Law No. 21,121 also modified Law No. 19,913, adding misappropriation and unfair management as underlying crimes for the offense of money laundering.

In 2013, Chile adopted a National Strategy to Combat Money Laundering and Terrorism Financing (the “National Strategy”), and involved more than 20 public sector entities coordinated by the UAF, such as the Chilean Central Bank, the former Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”), the former Superintendence for Securities and Insurance (Superintendencia de Valores y Seguros, or “SVS”), and the National Public Prosecutor’s Office (Fiscal Nacional). The National Strategy included five lines of work and 50 specific tasks that were developed until 2017.

In December 2014, Congress amended Law No. 19,913 pursuant to Law No. 20,818, which became effective in February 2015. Law No. 20,818 includes public agencies as reporting entities, expands the spectrum of underlying crimes constituting money laundering and addresses other pending issues regarding the financing of terrorism, among other modifications.

Chile has also adopted criteria to define Politically Exposed Persons (“PEPs”) in an effort to prevent the corruption of senior government officials. All entities supervised by the UAF are required to register all transactions involving PEPs and report any suspicious operations.

On December 16, 2015, the Bachelet administration implemented measures to comply with the UN Security Council’s resolutions related to Al-Qaeda and associated persons and entities, and the prevention, combat and financing of terrorism. Such measures allow, among other things, (i) gathering information about suspicious persons, groups, activities, and entities, reporting any relevant findings to the UN Security Council; (ii) preventive freezing of assets belonging to persons, groups, activities, and entities included in the UN Security Council’s lists of persons, groups, activities, and entities associated with terrorism; and (iii) the requirement for certain natural and legal persons to periodically review the UN Security Council’s lists and to immediately report the identification of any person, activities, or entity signaled in those lists.

On July 19, 2016, the Interagency Committee on the Prevention and Combat against Money Laundering and Terrorism Financing was created (Comité Intersectorial or Interagency Committee). The Interagency Committee is entrusted with the mission of advising and coordinating the actions, plans, and programs of different government agencies in matters related to the prevention, detection, and prosecution of money laundering and terrorism financing.

In addition, during 2016, the entire public sector was instructed to implement anti-money laundering and anticorruption preventive systems, and to adopt Codes of Ethics. In 2018, the Ministry of Finance requested public institutions to self-assess the functioning of their preventive systems.

In August 2016, the Plenary Session of the GAFILAT approved the exit of Chile from the list of countries under scrutiny in terms of money laundering and financing of terrorism.

Since 2017, Chile has had a National Risk Assessment of Money Laundering/Terrorism Financing (the “NRA”), a tool that analyzes the economic and legal threats and vulnerabilities that the country faces on money laundering/terrorism financing, and their impact, considering the existing mitigating factors in the process. The NRA identified and assessed significant money laundering risks in Chile, which are mainly related to drug trafficking, corruption, human trafficking, and smuggling. The NRA also states that although in Chile no terrorism financing activities related to the resolutions of the UN Security Council have been detected, there is a medium level of risk of terrorism financing. This risk is due to Chile’s open economy, high volumes of financial transactions, a diversity of investment products, and a high degree of interconnection with third countries.

In May 2017, 17 public institutions led by the UAF developed a national plan with strategic objectives to continue strengthening the National AML/CFT System for the period 2018-2020 (the “National Action Plan 2018-2020”). The National Action Plan 2018-2020 comprises six strategic areas that cover: (i) updating legal frameworks; (ii) strengthening risk-based supervision; (iii) strengthening financial investigation; (iv) continuing specialized and general training; (v) strengthening interinstitutional coordination and cooperation; and (vi) preventing and combating terrorism financing. In May 2018, the UAF announced the work plan for the first year of the National Action Plan 2018-2020.

In December 2018, the Ministry of Finance constituted a public-private forum to discuss and design the necessary changes to position Chile as a regional financial center. The forum is comprised by representatives of the Chilean Financial Market Commission, Chilean Tax Administration, Superintendency of Pensions, Chilean Central Bank, the UAF, and the private sector.

In July 2019, Law No. 21,163 was enacted, amending article 38 of Law No. 19,913, adding the activities proscribed by UN Security Council Resolutions on counter-terrorism financing and proliferation of weapons of mass destruction to the list of activities that can be enforced through the freezing of assets.

Since May 2019, Chile is taking part in a mutual evaluation pursuant to the fourth Round led by GAFILAT, a process that is expected to end in December 2020 with the revision of the final report.

Some of the results Chile has accomplished as part of this process so far include:

•	165 condemnatory decisions for money laundering have been issued by Chilean courts between 2007 and 2019;

•	361 individuals have been convicted of Money Laundering between 2007 and 2019;

•	20,231 suspicious transaction reports of Money Laundering/Terrorism Financing were received by the UAF between 2015 and 2019;

•	345 financial intelligence reports and additional information with indications of Money Laundering were sent by the UAF to the Public Prosecutor’s Office between 2015 and 2019; and

•	by the end of 2019, the number of entities that report to the UAF in Chile reached 7,449 (natural and legal persons, public and private sectors).

Earthquakes and Other Natural Disasters

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. From time to time, Chile is affected by earthquakes, tsunamis, flooding, fires and other natural disasters that require investment of public funds to restore damage suffered by private and public properties and the adoption of extraordinary emergency measures to address the special needs of the affected population. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960, which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck south-central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The earthquake triggered a tsunami in south-central coastal areas. The official death toll from the earthquake and tsunami was 525.

The 2010 earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including to port facilities and buildings, and several sectors of the Chilean economy. Total infrastructure damage from this catastrophe, including roads, bridges, ports and Santiago’s international airport, has been estimated to be US$21 billion, of which US$10.4 billion corresponded to private sector infrastructure and US$10.6 billion to public sector infrastructure. The manufacturing, primary and service sector were also severely affected by the earthquake and tsunami. The manufacturing sub-sectors most affected were paper and printing products; foodstuffs, beverages and tobacco; metal products, machinery and equipment and miscellaneous manufacturing; and chemical, petroleum, rubber and plastic products. With regards to the primary sector, the fishing industry suffered significant damage to vessels and processing infrastructure, while the agriculture industry experienced the destruction of storage facilities, and water restraints caused by damage to irrigation infrastructure. The services sub-sectors most significantly and adversely affected by the earthquake and tsunami were transport and personal services.

In July 2010, Congress enacted legislation providing for a US$8.4 billion reconstruction plan. The plan was funded with a variety of sources, including a US$730 million reallocation of public expenditures and private donations. Private donors received certain tax credits.

In February 2018, Chile entered into an agreement with the IBRD insuring Chile against earthquake losses for a total aggregate amount of US$500 million dollars, in the context of the issuance by the IBRD of five series of catastrophe bonds under its catastrophe-linked capital at risk notes program covering the four Pacific Alliance countries.

Ministry of Women and Gender Equality

On March 20, 2015, Law No. 20,820 was published in the Official Gazette, creating the Ministry of Women and Gender Equality (Ministerio de la Mujer y la Equidad de Género), which became fully operational in March 2016. This ministry is tasked with designing, coordinating and evaluating policies, plans and programs to promote gender equality and equal rights, and eliminating arbitrary discrimination against women.

Additionally, Law No. 20,820 created an Inter-ministerial Committee for Equal Rights and Gender Equality, which is composed of 14 ministers. This committee is mandated to assist in the implementation of policies, plans and programs that promote equal rights between men and women.

Since its creation in 2015, this Ministry has pursued a broad agenda in matters related to reproductive rights. Among other initiatives, the Ministry introduced a bill to de-criminalize the interruption of pregnancies in certain cases, which was enacted and published in the Official Gazette on September 23, 2017.

This Ministry also promoted the inclusion of gender quotas in Congressional seats. The bill approved by Congress provided that in the November 2017 elections relating to a partial renewal of the members of the Senate and Chamber of Deputies, no political party would be allowed to promote a list of candidates with individuals of a single gender representing more than 60% of its total candidates. As a result, after the November 2017 elections, the number of seats occupied by women in the Chamber of Deputies increased from 19 to 35 (of a new total of 155 seats). In the Senate, the number of seats occupied by women increased from six to 10 (of a total of 43 seats; in 2021, the Senate will increase to 50 seats). In addition, in March 2020, Congress enacted legislation mandating that the constitutional convention charged with drafting the new constitution, to be formed in October 2020, shall include a number of additional benches intended to ensure gender equality in its integration. See “—Social Developments.”

Ministry of Cultures, Arts and Heritage

In 2017, Congress enacted legislation creating the Ministry of Cultures, Arts and Heritage (Ministerio de las Culturas, las Artes y el Patrimonio), which became fully operational in August 2018. This ministry is tasked with designing, formulating and implementing policies, plans and programs that contribute to the development of Chile’s rich and diverse culture and heritage, recognizing and valuing the cultures of indigenous peoples, the geographical diversity and the regional and local realities and identities.

In addition, Law No. 21,045 created the National Council of Cultures, Arts and Heritage (Consejo Nacional de las Culturas, las Artes y el Patrimonio), which is composed of 16 members (including the minister). This Council is mandated to propose policies, plans, programs and measures to the Ministry of Cultures, the Arts and Heritage, among other things.

Ministry of Science, Technology, Knowledge and Innovation

In 2018, Congress enacted legislation creating the Ministry of Science, Technology, Knowledge and Innovation (Ministerio de Ciencia, Tecnología, Conocimiento e Innovación), tasked with advising and collaborating with the President in the design, formulation, coordination, implementation and evaluation of policies, plans and programs aimed at promoting and strengthening science, technology and innovation derived from scientific and technological research. The objective of this Ministry is to contribute to the development of the country, increasing its cultural, educational, social and economic heritage, promoting the common good and strengthening national and regional identity, as well as environmental sustainability.

THE ECONOMY

History and Background

Chile is a country rich in natural resources and its economy has historically been oriented towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets were closed to Chilean borrowers. In response to this, successive governments sought to reduce Chile’s dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of key sectors, including electricity and steel. As a result of these policies, the government’s role in the economy expanded in the decades that followed.

Government policy was eventually liberalized and, between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition, the administration sought to professionalize Chile’s monetary policy by recruiting career economists to the Chilean Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile’s economy remained heavily regulated into the late 1960s.

The socialist government of President Allende (1970 to 1973) greatly increased the government’s role in the economy by implementing a wide-ranging nationalization program, expanding the agrarian reform process that was started by previous governments, and rapidly increasing government expenditures and money supply. By 1973, inflation reached an annual rate of more than 500.0%, industrial output fell by more than 6.0% and the Chilean Central Bank’s foreign exchange reserves stood at slightly over US$40 million.

Following the military coup d’etat in 1973, the military government led by General Augusto Pinochet (1973 to 1990) introduced economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government’s size and influence on the economy by, among other things, eliminating long-standing and widespread price controls and undertaking a significant privatization program. Although the military government succeeded in reducing inflation, eliminating budget deficits and initiating an economic recovery, in the early 1980s, Chile underwent a severe recession due largely to a global recession, a worsening of the terms of trade, a decrease in the availability of external credit, weak banking sector regulation, real wage inflexibility and the abandonment of the currency peg which quickly led to the depreciation of the peso and an external debt and domestic banking crisis. In 1982, real GDP fell 13.4% compared to the previous year. In 1983, real GDP further decreased 3.5% and unemployment peaked at 20.5% (excluding the effects of certain ad hoc emergency employment programs developed by the government). From 1984 to 1989, however, the government’s liberalizing economic policies resulted in increased exports, average GDP growth of 6.7% per year, a 66.6% reduction in the current account deficit, and a steady rise in international reserves.

In addition, in 1985, the government initiated a far-reaching privatization program of state-owned companies. These economic policies and the government’s expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to a rise in inflation. When President Patricio Aylwin took office in 1990, his administration implemented a macroeconomic policy designed to correct these economic imbalances.

The Concertación coalition governments of Presidents Patricio Aylwin (1990 to 1994), Eduardo Frei Ruiz-Tagle (1994 to 2000), Ricardo Lagos (2000 to 2006), and Michelle Bachelet (2006 to 2010) all sought to provide stability and economic growth to Chile while fostering social development. Concertación coalition administrations consistently promoted free-market economic principles, including the protection of private property, the subsidiary role of the state in economic activity, free trade, open and fair competition, and sound macroeconomic, banking and financial regulation policies.

In 2009, a center-right coalition, “Coalición por el cambio,” led by Sebastián Piñera won the presidential elections for the period from 2010 to 2014. President Piñera’s administration sought to strengthen the Chilean economy and increase economic growth by expanding the investment rate, improving capital markets regulation and enhancing labor productivity through human capital investment, the promotion of innovation and entrepreneurship, and by modernizing the state. Additionally, the Piñera administration adhered to a sustainable fiscal policy, guided by a rule referred to as the “Structural Balance Policy Rule,” which was first adopted in 2001. In 2010, the government appointed a special commission to assess the then-prevailing fiscal balance pursuant to a new methodology, which revealed a structural fiscal deficit of 2.0% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.”

Michelle Bachelet was elected to the presidency in 2013 for a second term of four years, which concluded on March 11, 2018. Ms. Bachelet won the elections supported by the center-left coalition Nueva Mayoría. While the Bachelet administration’s initial target was to reach a structural balance (0.0% of GDP) by 2018 by relying on increased tax revenues generated by the 2014 tax reform, as a result of changes in structural variables and external conditions, the government contemplated a reduction of the structural deficit by approximately 0.25% per year for the 2016-2018 period. In 2016 and 2017, the structural deficit stood at 1.6% of GDP and 2.0% of GDP, respectively. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.” In addition to the tax reform, in 2014 and the beginning of 2015, the Bachelet administration focused on electoral and educational reforms.

Sebastián Piñera was elected to the presidency in 2017 for a second non-consecutive term of four years, after having served from 2010 to 2014, and assumed office on March 11, 2018. On June 5, 2018, President Piñera issued Decree No. 743, stating his administration’s fiscal policy targets for the next four years, which include a structural deficit reduction target of 0.2% of GDP per year, starting in 2018, achieving a fiscal balance deficit of 1.0% of GDP by 2022. The structural deficit reduction goal for 2018 was achieved, with a structural deficit of 1.5% of GDP compared to a structural deficit of 2.0% of GDP in 2017.

In light of a series of social measures adopted beginning October 2019, the structural deficit reduction goal for 2019 was not achieved, with a structural deficit of 1.5% of GDP compared to a structural deficit of 1.5% of GDP in 2018. See “Republic of Chile—Social Developments” and “Recent Developments—Republic of Chile—Social Developments”).

Macroeconomic Performance (1990 — 2008)

The Chilean economy grew by an average of 8.0% per year between 1990 and 1998. In 1999, as a result of the 1997 Asian crisis and the abandonment of the crawling exchange rate band, the Chilean economy experienced a recession. Despite relatively strong growth in 2000 (4.5%), turmoil in the international financial markets, low copper prices and the Argentine currency and debt crisis of 2001 to 2002 combined to slow the pace of growth in Chile to 2.2% in 2001 and 3.4% in 2002. The policies implemented to give effect to the structural balance rule introduced in 2001 were instrumental in helping the economy accelerate its growth rate. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.” In 2003, the economy grew by 3.9% and by 7.0% in 2004, 6.2% in 2005, 5.7% in 2006, 5.2% in 2007 and 3.3% in 2008. This was accompanied by an improvement in the terms of trade, driven mainly by the price of copper, which rose from an average of US$0.707 per pound in 2002 to US$1.669 in 2005, and US$3.049, US$3.229 and US$3.155 in 2006, 2007 and 2008, respectively. Increased copper prices helped the Chilean Sovereign Wealth Funds (the Pension Reserve Fund, or FRP, by its Spanish acronym, and the Economic and Social Stabilization Fund, or FEES, by its Spanish acronym) accumulate savings which stood at US$22.7 billion as of the end of 2008. See “Public Sector Finances—Fiscal Responsibility Law.”

Global Financial Crisis — Economic Performance and Policies of 2008 and 2009

Beginning in the fourth quarter of 2008, global trends began to negatively affect Chile’s macroeconomic performance, including the contraction in available external financing, increases in premiums for credit risk, significant capital outflows from emerging markets, reductions in interest rates on U.S. Treasury bonds, lower commodity prices, including copper (US$1.39 per pound in December 2008, compared to US$3.17 per pound in September 2008) and fluctuation in the value of the dollar against other major currencies. These factors resulted in a significant slowdown in output (from 4.7% to 1.4%) and demand (from 9.9% to 1.2%) in the fourth quarter of 2008 compared to the same period of 2007. The export sector was similarly affected, with the terms of trade deteriorating by 27.5% in the fourth quarter of 2008 compared to the same period in 2007. GDP growth in 2008 was 3.3% compared to 5.2% during 2007. Domestic consumption grew 5.2% in 2008 compared to 7.6% in 2007. This decrease resulted from a significant reduction in the demand for new cars, capital goods, new homes and inventories. The sectors that were most affected were retail, manufacturing and construction.

In an effort to combat the effects of the global financial crisis and ensure sufficient liquidity in the economy, in October 2008, the Chilean Central Bank suspended its program of U.S. dollar reserve accumulation, implemented U.S. dollar repurchase transactions with weekly auctions of US$500 million and permitted banks to use currencies in addition to U.S. dollars to meet their foreign currency reserve requirements for a period of six months.

In light of global economic conditions, at the beginning of January 2009, the government implemented a stimulus plan aimed at boosting employment and economic growth. This fiscal package, equivalent to 2.1% of GDP (US$4.0 billion), sought to create conditions that would allow the economy to grow in 2009 and, directly and indirectly, create more than 100,000 jobs. See “The Economy—Employment and Labor—Employment.” The stimulus package included: subsidies to individuals and families, additional investments in public infrastructure, tax cuts, improved access to financing for small- and medium-sized businesses, additional capitalization of state-owned enterprises (including a US$1 billion investment in Codelco), and other initiatives to incentivize private investment, such as a US$700 million public investment plan for rural and urban roads and housing and irrigation projects aimed at supporting employment in the construction sector.

Primarily as a result of the fiscal stimulus plan, in 2009, government expenditures grew by 17.8%, while central government real revenue fell by 23.2% as compared to 2008 due to decreases in net tax collection and gross copper revenue, mainly from Codelco. In 2009, the government recorded an effective deficit of 4.5% of GDP and a structural deficit of 1.1% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.” Financing sources for the deficit came from the issuance of government bonds in the local market, as authorized in the 2009 budget law, and from withdrawals from the FEES. Withdrawals from the FEES in 2009 included: US$8.0 billion to help finance part of the stimulus plan and the fiscal deficit caused by the drop in both tax revenues and income from Codelco; US$441 million to pay down public debt; and US$837 million for payment into the FRP. Total withdrawals from the FEES in 2009 were US$9.3 billion. See “Public Sector Finances—Fiscal Responsibility Law—Economic and Social Stabilization Fund.”

The government sought to mitigate the effect on the exchange rate of the inflow of dollars related to the government’s withdrawal from the FEES by using domestic borrowing to finance the deficit and launching a process of daily auctions intended to provide the market with a framework of predictable and transparent sales. Expenditures in pesos under the stimulus plan (equivalent to approximately US$3 billion), were financed through daily auctions of US$50 million held between March 27 and June 23, 2009. Subsequently, auctions of US$40 million were held daily from July 1 to November 20, 2009, for a total of US$4 billion.

Gross Domestic Product (2010 to the Present)

In 2010, GDP grew by 5.8% mainly due to an increase in domestic consumption, investment and exports. Chile’s economic recovery in 2010 was partially offset by the negative impact of the earthquake and tsunami of February 27, 2010. See “Republic of Chile—Earthquakes and Other Natural Disasters.” Economic growth continued in 2011 (6.1%), 2012 (5.3%), 2013 (4.0%) and 2014 (1.8%).

During 2015, GDP grew by 2.3% as compared to 2014. Aggregate domestic demand increased by 2.5%, private consumption increased by 2.1%, gross fixed capital formation decreased by 0.3%, exports decreased by 1.7% and imports decreased by 1.1%.

During 2016, GDP grew by 1.3% as compared to 2015. Aggregate domestic demand increased by 1.3%, private consumption increased by 2.2%, gross fixed capital formation decreased by 0.7%, exports decreased by 0.1% and imports increased by 0.2%.

During 2017, GDP grew by 1.5% as compared to 2016. Aggregate domestic demand increased by 3.1%, private consumption increased by 2.4%, although gross fixed capital formation decreased by 1.1%, exports decreased by 0.9% and imports increased by 4.7%.

During 2018, GDP grew by 4.0% as compared to 2017. Aggregate domestic demand increased by 4.7%, private consumption increased by 4.0%, gross fixed capital formation increased by 4.7%, exports increased by 5.0% and imports increased by 7.6%.

During 2019, GDP grew by 1.1% as compared to 2018, driven mainly by private consumption, which was partially offset by the effects of the widespread demonstrations and social unrest that began in October 2019, which adversely affected Chilean businesses and the economy generally during the fourth quarter of 2019. Aggregate domestic demand increased by 1.0%, private consumption increased by 1.1%, gross fixed capital formation increased by 4.2%, exports decreased by 2.3% and imports decreased by 2.3%. See, however, “Recent Developments—Public Sector Finances—Government Expenditures—2020 Budget.”

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(1)	Domestic Demand Growth (in %)(1)
2015
First quarter	(31.0)	2.3	1.1
Second quarter	(670.7)	2.4	2.4
Third quarter	(2,938.2)	2.3	4.2
Fourth quarter	(2,007.6)	2.3	2.5
2016
First quarter	212.8	3.0	2.9
Second quarter	(1,097.6)	1.3	1.6
Third quarter	(2,379.1)	1.8	1.4
Fourth quarter	(696.2)	0.7	1.3
2017
First quarter	(1,595.9)	(0.4)	2.8
Second quarter	(1,699.1)	0.4	3.4
Third quarter	(1,478.3)	2.0	1.6
Fourth quarter	(1,191.3)	3.0	3.8
2018
First quarter	(761.0)	4.7	3.9
Second quarter	(2,562.8)	5.3	6.1
Third quarter	(3,190.1)	2.6	4.4
Fourth quarter	(4,086.6)	3.6	4.5
2019
First quarter	(1,915.5)	3.8	5.7
Second quarter	(3,125.8)	4.1	4.9
Third quarter	(3,527.9)	5.7	5.4
Fourth quarter	(2,363.5)	1.6	0.2

(1)	Preliminary information

Source:	Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures

(at current prices for period indicated, in billions of Chilean pesos)

	2015	2016	2017	2018	2019
Nominal GDP	159,553	169,470	180,211	191,266	198,441
Aggregate Domestic Demand	159,904	168,437	177,723	191,612	199,159
Gross Fixed Capital Formation	37,934	38,545	37,994	40,796	44,531
Change in Inventories	17	(887)	917	1,789	664
Total Consumption	121,953	130,779	138,812	149,028	153,965
Private Consumption	101,221	107,417	113,566	121,274	125,010
Government Consumption	20,732	23,362	25,246	27,754	28,955
Total Exports	46,871	47,722	51,407	54,674	55,960
Total Imports	47,221	46,690	48,918	55,020	56,678
Net Exports	(350)	1,033	2,489	(347)	(718)

Source: Chilean Central Bank.

Real GDP and Expenditure

(chained volume at previous year prices, in billions of Chilean pesos)

	2015	2016	2017	2018	2019
Real GDP	143,545	145,943	147,809	153,571	155,190
Aggregate Domestic Demand	141,521	144,035	148,239	155,288	156,915
Gross Fixed Capital Formation	32,452	32,018	31,152	32,530	33,895
Change in Inventories	44	(728)	704	1,388	672
Total Consumption	109,026	112,746	116,384	121,369	122,349
Private Consumption	90,567	92,960	95,721	99,777	100,829
Government Consumption	18,453	19,776	20,648	21,574	21,515
Total Exports	43,778	43,999	43,493	45,493	44,440
Total Imports	41,778	42,142	44,128	47,552	46,451
Net Exports	2,000	1,856	(635)	(2,059)	(2,011)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 63.4% in both 2015 and 2016, 63.4% in both 2017 and 2018 and 63.0% in 2019. In that same period, government consumption increased from 13.0% of GDP in 2015 to 13.8% of GDP in 2016, 14.0% of GDP in 2017, 14.2% of GDP in 2018 and 14.6% of GDP in 2019. Another key component of demand, gross fixed capital formation, accounted 23.8% of GDP in 2015, declining to 22.7% of GDP in 2016, 21.1% of GDP in 2017, recovered slightly to 21.3% of GDP in 2018 and 22.4% of GDP in 2019.

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand

(percentage of total GDP, except as indicated)

	2015	2016	2017	2018	2019
Nominal GDP (in billions of Chilean pesos)	159,553	169,470	180,211	191,266	198,441
Domestic Absorption	100.2	99.4	98.6	100.2	100.4
Total Consumption	76.4	77.2	77.0	77.9	77.6
Private Consumption	63.4	63.4	63.0	63.4	63.0
Government Consumption	13.0	13.8	14.0	14.5	14.6
Change in inventories	—	(0.5)	0.5	0.9	0.3
Gross Fixed Capital Formation	23.8	22.7	21.1	21.3	22.4
Exports of goods and services	29.3	28.3	28.9	28.5	28.1
Imports of goods and services	29.6	27.6	27.1	28.8	28.6

Source: Chilean Central Bank.

Savings and Investment

Between 2015 and 2019, total gross savings (or domestic gross investment) decreased as a percentage of GDP, mainly as a consequence of a decrease in national savings.

Savings and Investment

(% of GDP)

	2015	2016	2017	2018	2019
National Savings	21.4	20.3	18.9	18.6	18.9
External Savings	2.4	1.9	2.3	3.6	3.9

Total Gross Savings or Domestic Gross Investment	23.8	22.2	21.3	22.3	22.8

Source: Chilean Central Bank.

Principal Sectors of the Economy

The Chilean economy, with a GDP of US$243.9 billion in 2015, US$250.4 billion in 2016, US$277.5 billion in 2017, US$298.7 billion in 2018 and US$282.4 billion in 2019, each as calculated based on the average exchange rate for the applicable year, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

In 2015, GDP grew by 2.3%, primarily as a result of a 3.0% increase in the services sector and a 0.3% increase in the manufacturing sector. Growth in 2015 was mainly driven by domestic absorption, which reached 100.2% of GDP. The domestic absorption rate in 2015 was primarily supported by the increase in total consumption, which totaled 76.4% of GDP.

In 2016, GDP grew by 1.7%, primarily as a result of a 2.5% increase in the services sector. Growth in 2016 was mainly driven by domestic absorption, which reached 99.1% of GDP. The domestic absorption rate in 2016 was primarily supported by the increase in total consumption, which totaled 76.9% of GDP.

In 2017, GDP grew by 1.5%, primarily as a result of a 1.3% increase in the services sector and a 1.7% increase in the manufacturing sector. The domestic absorption rate in 2017 was primarily supported by the increase in total consumption, which totaled 76.2% of GDP.

In 2018, GDP grew by 4.0%, primarily as a result of the increase in aggregate domestic demand. The domestic absorption rate in 2018 was primarily supported by the increase in private consumption, which totaled 63.0% of GDP.

In 2019, GDP grew by 1.1%, primarily as a result of a 1.9% increase in the service sector. The domestic absorption rate in 2019 was primarily supported by the increase in total consumption, which totaled 77.6% of GDP. Growth was driven mainly by the services sector, in particular by the financial services and housing sub-sectors.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector

(% of GDP, except as indicated)

	2015	2016	2017	2018	2019
Primary sector	12.2	12.0	13.5	13.5	12.9
Agriculture, livestock and forestry	3.3	3.5	3.2	3.1	2.9
Fishing	0.4	0.5	0.6	0.5	0.6
Mining	8.6	8.1	9.7	9.7	9.4
Copper	7.8	7.1	8.7	8.9	8.4
Other	0.8	1.0	0.9	0.9	1.0
Manufacturing sector	11.7	11.0	10.5	10.6	10.0
Foodstuffs, beverages and tobacco	4.9	4.7	4.7	4.8	4.5
Textiles, clothing and leather	0.2	0.2	0.2	0.2	0.1
Wood products and furniture	0.7	0.7	0.6	0.6	0.6
Paper and printing products	1.1	0.9	0.9	1.2	0.9
Chemicals, petroleum, rubber and plastic products	2.5	2.3	2.0	1.9	1.9
Non-metallic mineral products and base metal products	0.5	0.5	0.4	0.4	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.7	1.7	1.6	1.6	1.6
Services sector	67.4	68.5	67.3	67.4	68.6
Electricity, oil and gas and water	3.0	3.1	3.0	2.9	3.0
Construction	6.6	6.8	6.5	6.5	6.9
Trade and catering	11.3	11.7	11.5	11.5	11.3
Transport	5.4	5.3	4.9	4.8	5.0
Communications	2.9	2.8	2.7	2.4	2.1
Financial services	15.1	14.8	14.4	14.6	14.9
Housing	7.5	7.6	7.8	7.9	8.3
Personal services	11.1	11.6	11.7	12.0	12.4
Public administration	4.7	4.8	4.8	4.6	4.7
Subtotal	91.3	91.5	91.4	91.5	91.6
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.7	8.5	8.6	8.5	8.4

Total GDP	100.0	100.0	100.0	100.0	100.0

Nominal GDP (in billions of Chilean pesos)	Ps.159,553	Ps.169,470	Ps.180,211	Ps.191,249	Ps.198,440

Source: Chilean Central Bank.

Change in GDP by Sector

(% change from previous year, except as indicated)

	2015	2016	2017	2018	2019
Primary sector	0.7	(1.0)	(0.9)	5.3	(2.1)
Agriculture, livestock and forestry	9.5	3.6	(1.9)	5.8	(2.1)
Fishing	(9.9)	(6.0)	26.1	5.2	1.3
Mining	(0.9)	(2.1)	(1.8)	5.2	(2.3)
Copper	(0.8)	(2.3)	(0.5)	5.9	(2.3)
Other	(1.8)	0.2	(11.3)	(2.1)	(2.3)
Manufacturing sector	0.1	(0.9)	1.7	3.6	0.9
Foodstuffs, beverages and tobacco	1.8	(2.8)	3.0	5.9	(1.4)
Textiles, clothing and leather	4.5	2.8	8.6	2.9	(12.0)
Wood products and furniture	(0.1)	3.2	(0.5)	2.7	(2.8)
Paper and printing products	(0.9)	(1.8)	(1.8)	3.9	(1.3)
Chemicals, petroleum, rubber and plastic products	(3.1)	(0.5)	1.6	0.3	6.7
Non-metallic mineral products and base metal products	(0.4)	6.5	(6.4)	0.8	(1.0)
Metal products, machinery and equipment and miscellaneous manufacturing	0.9	(1.0)	3.4	3.9	3.6
Services sector	3.0	2.5	1.3	3.8	1.9
Electricity, oil and gas and water	3.4	1.7	5.6	5.0	(0.8)
Construction	4.3	3.4	(3.2)	3.2	4.9
Trade and catering	2.2	1.7	2.7	4.7	0.1
Transport	5.3	3.8	2.0	4.4	2.1
Communications	5.9	3.7	3.4	4.7	1.3
Financial Services	1.3	0.3	(0.8)	3.9	3.8
Housing	3.3	1.2	2.4	3.1	2.3
Personal Services	2.8	5.6	2.7	4.0	(0.3)
Public Administration	3.9	3.3	2.0	1.1	2.5
Subtotal	2.3	1.5	1.0	4.0	1.1
Net adjustments for payments made by financial institutions, VAT and import tariffs	2.5	2.2	2.7	3.9	(0.0)

Total GDP	2.3	1.7	1.3	4.0	1.1

Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.143,545	Ps.145,943	Ps.147,809	Ps.153,758	Ps.155,190

Source: Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector is significant due to the size of its direct contribution to GDP (12.2% in 2015, 12.0% in 2016, 13.5% in 2017, 13.5% in 2018 and 12.9% in 2019), and its role as a supplier of inputs to the manufacturing sector.

Agriculture, Livestock and Forestry

Agricultural production consists primarily of fruit, which includes fruit concentrates, table grapes, apples, pears, nectarines, prunes, lemons, avocados, berries, cherries and peaches. The characteristics of Chile’s climate, botany and soil give the country a comparative advantage in the forestry sector. In 2019, forests covered 17.6 million hectares, making up approximately 23.3% of Chile’s surface area, and forest plantations covered approximately 3 million hectares, or 4.0% of Chile’s surface area.

This sector contributed US$6.7 billion in exports during 2019, or 9.6% of exports by value, compared to US$6.4 billion, or 8.6%, during 2018.

Since 2019 and as of the date of this Annual Report, a large part of Chile’s territory dedicated to agricultural production and livestock farming was affected by a severe drought. In September 2019, the government declared a state of agricultural and hydrological emergency in six regions in the central and northern areas of the country. As of the date of this Annual Report, the government had expanded the declaration of state of agricultural and hydrological emergency to additional boroughs within those regions. This declaration enables the Ministry of Agriculture to provide funding for the financing of unforeseen circumstances or costs, affecting agricultural producers and rural inhabitants.

Fishing

Chile ranks among the foremost fishing nations in the world, with an estimated annual catch for 2019 of 3.46 million tons, of which sea-caught products accounted for 62.0%, while aquaculture accounted for 38.0%. Chile’s main products include anchovies, horse mackerel and sardines.

In less than a decade, Chile has become a leading farmed salmon and trout producer and exporter. Climatic conditions around the Chiloé and Aysén Regions, including water that is continually replenished from both the Antarctic currents and run-off from the Andes, provide an ideal environment for a year-round fish farming industry.

The Fishing Act of 1991 introduced the concept of sustainable use and was amended in April 2010 by Law No. 20,434 in response to environmental concerns over the use of medicines and pesticides on aquafarms and the production of large volumes of waste. The amended Fishing Act also empowered SERNAPESCA to create a registry of legal entities and individuals authorized to perform environmental and sanitation evaluation services, as well as to issue certificates of compliance with the Fishing Act.

On February 9, 2013, Congress enacted Law No. 20,657 amending the Fishing Act to address the issue of long-term sustainability of fishing activities in light of the permanent and growing challenges presented by the overexploitation of fishing resources. The efficiency and implementation of the conservation measures and fishing management will be assessed every five years based on the following criteria: ecosystem protection, transparency, the avoidance of heavy exploitation and an audit process, among other factors.

Mining

Chile has large reserves of metallic and non-metallic mineral resources and is the world’s largest producer of copper. In 2019, Chile recorded an estimated 200 million metric tons of copper reserves, which represented 23% of the world’s reserves, and produced 5,600 million metric tons of copper. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector is a significant contributor to the export sector and to Chile’s GDP. Whereas non-manufactured mining exports are recorded under the mining sector, the process of mining production is included in the manufacturing sector.

In the 1990s, the mining sector grew fueled by increased investment, including the opening of new large mines. For 2018 and 2019, this sector represented 9.7% and 9.4% of GDP, respectively, reflecting lower copper prices. Mining products in 2018 and 2019 accounted for approximately 52.7% and 52.2%, respectively, of Chile’s total exports totaling approximately US$39.6 billion in 2018 and US$36.7 billion in 2019. The decrease in exports during 2019, when measured in dollars, reflects the impact of lower prices as there was no significant variation in volumes exported (5.8 million metric tons in 2018 compared to 5.6 million metric tons in 2019, with an average price of US$2.7 per pound in 2019 compared to an average price of US$3.0 per pound in 2018).

Copper is extracted by a mix of state-owned and private companies. The state-owned copper enterprise, Codelco, is the largest copper producer in the world as well as the largest company in Chile. Codelco contributed US$1.0 billion to government revenues in 2019, while private mining contributed US$2.7 billion in 2019. Under Chilean law, Codelco’s net earnings are subject to a special 40.0% tax in addition to the corporate income tax generally applicable to domestic companies and paid by its private sector competitors. In addition, as a wholly state-owned enterprise, Codelco contributes all of its net income to the central government’s budget through profit transfers. See “Public Sector Finances—Government-owned Enterprises—Codelco.” In 2015, 2016, 2017, 2018 and 2019 government revenues from copper totaled US$1.1 billion, US$886 million, US$1.4 billion US$1.7 billion and US$3.7 billion, respectively. Copper exports accounted for approximately 92.7%, 91.0%, 91.6%, 91.1% and 92.1% of all Chilean mining exports in 2015, 2016, 2017, 2018 and 2019 respectively.

Although the mining sector continues to be the recipient of most of the foreign investment in Chile, a trend toward diversification has made the electricity and services sectors increasingly appealing to foreign investors, while mining investment has decreased in relative terms. Foreign investment in the mining sector in 2014, 2015, 2016, 2017, and 2018 totaled US$1.9 billion, US$8.9 billion, US$(116.1) million, US$1.8 billion and US$(2.9) billion, respectively. The decrease in foreign investment in the mining sector was primarily due to lower capital contributions in the mining sector caused by lower copper prices.

In May 2005, a mining tax, known as the mining royalty, was enacted by Congress, which initially stipulated that, in addition to any corporate income tax required to be paid, mining companies producing over 50,000 metric tons of fine copper per year were to be taxed at 5.0% of taxable income (renta imponible), while those producing between 12,000 and 50,000 metric tons were to be taxed on a sliding scale from 0.0% to 4.5%, and those producing less than 12,000 tons were to be excluded from the new tax. The mining royalty does not infringe on any existing tax agreements between foreign firms and the Chilean government.

In October 2010, as part of the government’s plan to finance the reconstruction effort following the February 2010 earthquake and tsunami, Congress raised mining royalties payable to the government pursuant to Law No. 20,469. This law establishes a new sliding scale tax on mining companies, which varies depending on annual sales of fine copper and, in the case of large companies, operating margin. Mining operators with annual sales over 50,000 metric tons of fine copper became subject to a tax ranging from 5.0% to 34.5% of operating margin, instead of the prior 5.0% fixed rate tax on taxable income previously established under Law 20,026 of 2005. See “Republic of Chile—Earthquake and Other Natural Disasters.”

In 2017, the government reviewed CORFO’s contracts with Abermarle Corporation and Sociedad Quimica y Minera de Chile (“SQM”), two companies that exploit lithium in the Atacama Salt Flat, with the aim of providing for a more sustainable exploitation of lithium and compliance with existing regulations, while maintaining Chile’s position as a leading lithium producing country. In 2018, CORFO and SQM agreed to a new contract, which was approved by the Comptroller General of the Republic in April 2018.

With respect to gold, Pascua Lama, a cross-border mining project undertaken by Compañía Minera Nevada SpA, an affiliate of Barrick Gold Corp., and involving Argentina, was scheduled to commence production in 2014, but construction was enjoined in 2013 as a result of environmental claims brought by indigenous communities regarding the impact of the project on water supplies. In May 2014, Barrick Gold Corp. signed a memorandum of understanding with a group of 15 indigenous communities in Chile, marking the first step in the dialogue to restart the Pascua Lama project. However, the project remained suspended by enforcement procedures brought by the Superintendency of the Environment (Superintendencia del Medio Ambiente, or SMA). Further, on January 17, 2018, the SMA imposed fines on Compañía Minera Nevada SpA for approximately US$11 million and closed facilities related to the mine site. The SMA’s decision was challenged by the company. On October 12, 2018, the Environmental Court of Antofagasta confirmed the closure of facilities related to the mine site, but this decision was overturned by the Supreme Court of Chile in March 2019 who remanded the case to the Environmental Court of Antofagasta to be reviewed by other members of such court due to procedural irregularities. On August 7, 2019, the Environmental Court of Antofagasta appointed one of its ministers to draft the ruling. As of the date of this Annual Report, the ruling remains pending.

Manufacturing Sector

Chile’s manufacturing sector is based primarily on the processing of natural resources. Between 2015 and 2019, this sector represented on average 10.7 % of GDP.

During 2015, 2016, 2017, 2018 and 2019 exports from the manufacturing sector amounted to US$24.5 billion, US$24.1 billion, US$25.9 billion, US$29.1 billion and US$26.7 billion representing 39.5%, 39.8%, 37.6%, 38.6% and 38.2% of total exports, respectively.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products

(in billions of pesos and as a percentage of total)

	2015		2016		2017		2018		2019
	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)
Foodstuffs, beverages and tobacco	7,822	42.0	7,931	42.6	8,395	44.4	9,095	44.7	8,887	44.6
Textiles, clothing and leather	342	1.8	373	2.0	360	1.9	306	1.5	283	1.4
Wood products and furniture	1,145	6.2	1,161	6.2	1,112	5.9	1,118	5.5	1,093	5.5
Paper and printing products	1,685	9.1	1,562	8.4	1,705	9.0	2,366	11.6	1,801	9.0
Chemicals, petroleum, rubber and plastic products	4,056	21.8	3,872	20.8	3,681	19.5	3,638	17.9	3,733	18.7
Non-metallic mineral products and base metal products	840	4.5	857	4.6	780	4.1	796	3.9	865	4.3
Metal products, machinery and equipment and miscellaneous manufacturing	2,716	14.6	2,853	15.3	2,861	15.1	3,043	14.9	3,268	16.4

Total	18,606	100.0	18,608	100.0	18,895	100.0	20,362	100.0	19,931	100.0

Source: Chilean Central Bank.

In 2015, the manufacturing sector grew by 0.1%, as compared to 2014 (measured using chained volumes at previous year prices), which was mainly as a result of growth in chemical, petroleum, rubber and plastic products sectors and in foodstuffs. beverages and tobacco, while the textiles, clothing and leather sectors contracted.

In 2016, the manufacturing sector decreased by 0.9%, as compared to 2015 (measured using chained volumes at previous year prices), which was mainly as a result of decreases in foodstuff, beverages and tobacco, paper and printing products and chemicals, petroleum, rubber and plastic products.

In 2017, the manufacturing sector grew by 1.7%, as compared to 2016 (measured using chained volumes at previous year prices), which was mainly as a result of increases in textiles, clothing and leather and metal products, machinery and equipment and miscellaneous manufacturing.

In 2018, the manufacturing sector grew by 3.6%, as compared to 2017 (measured using chained volumes at previous year prices), which was mainly as a result of an increase in foodstuffs, beverages and tobacco and metal products, machinery and equipment and miscellaneous manufacturing.

In 2019, the manufacturing sector grew by 0.9%, as compared to 2018 (measured using chained volumes at previous year prices), which was mainly as a result of an increase in the manufacturing output of chemicals, petroleum, rubber and plastic products.

The manufacturing sector contributes to Chile’s exports of products such as fishmeal, wine, frozen fish (including processed salmon), juice and canned foods. In 2015, 2016, 2017, 2018 and 2019 exports of manufactured foodstuff products totaled US$8.0 billion, US$8.2 billion, US$9.0 billion, US$10.1 billion and US$10.0 billion, respectively.

The chemicals, petroleum products, rubber and plastics industries had exports of approximately US$4.4 billion in 2015, US$4.1 billion in 2016, US$4.6 billion in 2017, US$5.3 billion in 2018 and US$5.1 billion in 2019, which represented 17.8%, 17.0%, 17.6%, 18.1% and, 19.1% of all manufactured product exports in those years.

Chile has become a significant wine exporter globally. Wine exports totaled US$1.8 billion, US$1.9 billion, US$2.0 billion, US$2.0 billion and US$1.9 billion in each of 2015, 2016, 2017, 2018 and 2019.

Services Sector

Construction

The construction sector is composed of an infrastructure and a non-infrastructure sub-sector. The infrastructure sub-sector includes projects such as the construction of large-scale mining facilities, energy and/or water plant projects. Growth in the infrastructure sector until 2009 was fueled by a public works concession program implemented by the Ministry of Public Works. See “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions.” The non-infrastructure sub-sector is comprised of private sector construction projects, such as hotels, apartments and office buildings, mall centers, commercial outlets, cinemas and single-family homes. In 2015 and 2016, the construction sector grew by 4.3% and 2.8%, respectively, fueled by a VAT exemption that was extended to construction-related activities. In 2017, the VAT exemption lapsed and the construction sector experienced a 2.5% decrease. In 2018, the construction sector grew by 3.2%. In 2019, the construction sector increased by 4.9% mainly due to an increase in mining projects.

Energy

General. Energy consumption in Chile consists mainly of oil, natural gas, wood and electricity. In 2015, 2016, 2017, 2018 and 2019 energy consumption represented 3.0%, 3.1%, 3.0%, 2.9% and 3.0% of GDP, respectively.

The government’s energy policy and initiatives are undertaken and coordinated by the Ministry of Energy (Ministerio de Energía), which is responsible for policy, laws and regulations, plans and programs and generally the stewardship of the energy sector in the country. The National Commission on Energy (Comisión Nacional de Energía, or “CNE”) is responsible for regulating the energy sector, including conducting tariff analysis, identifying technical and quality standards and coordinating competitive tender processes to supply energy to power distribution companies supplying power to residential and small industrial clients subject to regulated prices. And the Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles) is responsible for the supervision and enforcement of applicable regulation and technical standards, as well as administrative interpretation of the sector’s regulations and laws.

Chile imports in excess of 60% of its primary energy and is exposed to international price volatility, as well as supply restrictions attributable to third-party measures that it cannot control. Continued economic growth and the increasing demand for energy have resulted in significant increases in domestic energy prices affecting the population generally as well as industrial activities.

In May 2014, the government announced its Energy Agenda (Agenda de Energía) establishing the energy policy goals for the next decade. The main aspects of the Energy Agenda are: (i) reducing by 30.0% the marginal costs of electricity; (ii) reducing by 25.0% the price of energy sold to distribution companies; (iii) increasing the presence of non-conventional renewable energy (“NCRE”) sources, that is, the energy produced by geothermal, wind, solar, tidal, biomass and small hydroelectric power plants, to 20.0% of the Chilean matrix by 2025; (iv) promoting the efficient use of energy and achieving a 20.0% savings goal; (v) designing a fossil fuels price stabilization system; (vi) strengthening the role of ENAP in the energy market; and (vii) developing a long-term energy policy by 2015. In September 2015, the government announced the 2050 Energy Pipeline (Hoja de Ruta 2050), and deployed its long-term energy strategy. For the period from 2016 to 2025 the 2050 Energy Pipeline is expected to focus on removing barriers to competition in the field of energy generation. The implementation of certain aspects of the Energy Agenda will require legislative action based on bills to be submitted by the Ministry of Energy. Notwithstanding the foregoing, the Ministry of Energy has begun implementing certain aspects of the Energy Agenda that do not require legislative action.

On May 25, 2018, the government launched the Energy Route (Ruta Energética), which sets the basis for energy related policies during the 2018-2022 period, including: (i) energy modernization; (ii) increasing energy access for vulnerable communities; (iii) energy development; (iv) lowering greenhouse gas emissions; (v) energy efficiency standards in transportation; (vi) industrial and residential energy efficiency; and (vii) energy education.

On September 3, 2018, as part of the Energy Agenda, the government submitted an energy efficiency bill to Congress to increase energy security and the productivity and competitiveness of the Chilean economy.

The government has supported the development of NCRE sources particularly through an improvement in the electricity market’s regulatory framework and the implementation of direct support mechanisms for investment initiatives in NCRE. On April 1, 2008, Congress enacted Law No. 20,257 aimed at fostering the development and use of NCRE. Energy generation companies with a capacity of 200 MW or more became required to produce a certain percentage of their energy output from NCRE sources. This obligation was initially 5.0% of the total energy output and it was stipulated that starting in 2015, the portion of NCRE-sources related generation would increase 0.5% annually up to 10.0% in 2024. On October 22, 2013, however, Congress enacted Law No. 20,698, which increased the required percentages of NCRE-sourced energy. Under the 2013 legislation, the 5.0% quota will reach 20.0% in 2025 through progressive increases which started in 2015. Additionally, Law No. 20,698 set forth the obligation of the Ministry of Energy to call for bids to fulfill the corresponding NCRE quota to award contracts with price stabilization mechanisms.

Oil and Gas. Substantially all of Chile’s crude oil and natural gas consumption is imported. During 2015, the latest available data, 9.8 million cubic meters of crude oil were refined in Chile, 3.8% of which was from reserves from domestic production and 96.2% of which was imported. In 2015, the latest available data, domestic crude oil production totaled 167,391 cubic meters and crude oil imports amounted to 9.7 million cubic meters. In addition, 902.8 million cubic meters of natural gas was processed in the same period and domestic production totaled 823.5 million cubic meters. Although there are no legal restrictions in Chile on the refining of crude oil by private sector companies, the only refiner in Chile is ENAP. National and international refiners sell their refined products in an open and competitive market to private distributors.

To overcome gas supply shortages from Argentina, ENAP, in association with private companies (Endesa, Metrogas and BG Group), developed and implemented the Quintero LNG Project, the first liquefied natural gas (LNG) import terminal in South America. The Quintero LNG terminal has been fully operational since 2010 and has an installed capacity of 15 million cubic meters per day. During 2016, 2017 and the first half of 2018, the Quintero LNG terminal supplied 3,599, 3,641 and 1,682 million cubic meters of gas, respectively. In addition, in February 2010, Codelco and Suez began operating the Mejillones LNG terminal, with an operating capacity of 5.5 million cubic meters per day, and intended to increase its operating capacity to 8.25 million cubic meters per day within two years after the expansion project begins. In September 2018, Chile resumed importing gas from Argentina, reversing the trend of the last 11 years.

On October 23, 2014, a consortium formed by EDF, Cheniere and local developers submitted a project for the construction of a third liquefied natural gas (“LNG”) port terminal in Chile to the Environmental Commission of the Bíobío Region, for assessment of its environmental impact. The terminal has planned capacity to host a supplying ship and a Floating Storage and Regasification Unit (“FSRU”) (i.e. a ship where gas is processed), and is located in the borough (comuna) of Penco, in the Bíobío Region. In January 2017, the Supreme Court revoked the environmental approval granted to this terminal and required a consultation process with the indigenous populations, which ended in July 26, 2018. As of the date of this Annual Report, the environmental assessment of the project is ongoing and the environmental approval is pending.

Electricity. Since December 2008, 100.0% of the equity interests in the distribution and generation companies in Chile have been owned by the private sector. The electricity industry in Chile is divided into three sub-sectors: generation, transmission and distribution.

The generation sub-sector consists of companies that generate electricity from hydroelectric, gas-fired, solar, wind and thermal sources. In January 2018, the companies members of the Chilean electricity generation association entered into a voluntary agreement with the Ministry of Energy known as “Decarbonization Association” (Mesa de Descarbonización) targeting the analysis of the effects of the withdrawal and conversion of coal units, in particular its economic, environmental and social impact, with the ultimate goal of agreeing on a timetable for the withdrawal and conversion of coal-fired power plants.

During 2019, electricity generation in the SEA system totaled less than 0.1% GWh (gigawatt-hours). During 2019, Chile derived 20.0% of its total power from coal, 27.7% from hydraulic generation, 18.9% from natural gas (LNG plus Natural Gas), 2.1 from biomass, less than 13.3% from petroleum, 11.2% from solar energy and 6.7% from wind energy.

The transmission sub-sector features companies that transport the electricity produced by generation companies at high voltage via high-tension power lines over long distances

The distribution sub-sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers. Of the three sub-sectors, only distribution does not operate under a free market structure, but rather is a natural monopoly, in which companies require a public concession for a specific distribution zone.

On January 29, 2015, Congress enacted legislation to improve the competitive bidding process carried out to supply energy to regulated clients and ensure electricity supply under resulting contracts. Additional goals of this law include obtaining competitive prices and ensuring compliance with economic efficiency, competition, security and diversification objectives. This law also grants more authority to the CNE in connection with the competitive bidding process. In this regard, the CNE conducted tender processes in September 2015 and August 2016, for the supply of energy to regulated clients, resulting in the expansion of the energy offered.

In July 2016, Congress enacted legislation to amend the General Power Services Act, including the following changes:

•	the creation of a national independent system operator in charge of coordinating and operating the national energy grid following the interconnection of the northern and central energy systems;

•

the reclassification of transmission facilities into new categories: (i) national transmission, (ii) regional transmission, (iii) dedicated transmission, (iv) development poles and (v) international transmission facilities;

•

extending the open access principle to all transmission facilities in Chile, whereby all owners and operators of transmission facilities are required to provide access to any third party interested in connecting to such facilities, subject to certain terms and conditions;

•

the partial reformulation of the tariff setting scheme for transmission facilities, extending the return on investment guarantee (20 year period) from trunk transmission to all regulated transmission facilities;

•	amending the allocation of payment of transmission tolls to ensure that all tolling fees are paid by customers to the holders of the transmission systems; and

•	broadening the government’s powers in the strategic planning of the energy sector with the aim of developing all transmission facilities.

On November 2, 2019, in response to widespread protests, Congress enacted legislation eliminating a 9.2% electricity increase implemented in October 2019 and freezing electricity tariffs until 2021. The cost of the announced electricity tariff freeze is expected to be borne by power generators for a period of three years, who will recover these costs between 2023 and 2027, as the previously announced tariff decrease schedule will be stretched out. See “Republic of Chile—Social Developments.”

In December 2019, partly to address civil unrest due to increasing electricity bills for regulated residential customers, Congress enacted legislation introducing amendments adjusting the method for calculating the tariffs that power distribution companies may charge to those customers, mainly by reducing the legally-guaranteed profit coefficient by means of lowering the discount rate used to estimate the new replacement cost of distribution facilities from 10% to a floating value determined by the National Energy Commission, with an 8% ceiling and 6% floor.

As of December 31, 2019, the installed generation capacity of the SEA system was 60.3 megawatts, comprised 57.3% of oil-based generation, 37.5% of hydraulic energy, and 5.2% wind. As of this Annual Report, NCRE-sourced energy represented approximately 43% of the total installed capacity of the SEA system.

Environmental Regulation. Initiatives to increase power generation have encountered important hurdles primarily driven by environmental concerns. See “The Economy—Environment.”

The HydroAysén Project contemplated the construction of five hydroelectric power plants, two on the Baker River and three on the Pascua River. The dams would generate a total of 2,750 megawatts (3,690,000 horsepower) with further capacity for 18,430 GWh (66,300 terajoules) on average annually. The HydroAysén Project encountered objections raised by certain environmental non-governmental organizations (NGOs) and activists. Construction was initially enjoined by the Court of Appeals of Puerto Montt, and afterwards by the Supreme Court of Chile. In 2012, the injunctions were lifted. However, in June 2014, the council of ministers of the government of Chile declined to approve the HydroAysén Project due to its perceived adverse environmental impact. This decision of the council of ministers was appealed before the environmental courts. Additionally, in January 2015, the General Water Bureau (Dirección General de Aguas) rejected the water rights application filed for the HydroAysén Project and on May 2017, the Santiago Court of Appeals confirmed such rejection. In October 2017, the environmental court of Santiago rejected the appeal of the council of ministers’ decision submitted by HydroAysén and confirmed this council’s decision not to grant the environmental permit. HydroAysén decided to discontinue the project and announced that it would return the related water rights to the government.

The Alto Maipo Hydroelectric Project developed in Cajón del Maipo, 50 kilometers from Santiago, contemplates the construction of two run-of-the-river plants. The two plants, Alfalfal II and Las Lajas, are expected to utilize water from the Volcán, Yeso and Colorado rivers and will have an installed capacity of 531 megawatts. The Alto Maipo project also encountered objections raised by certain NGOs and activists. The sponsors of the project obtained all necessary environmental approvals to begin construction, which began in the second half of 2014 and is expected to be completed in late 2020. On May 3, 2018, a complaint was filed by a representative of the communities with the Environmental Court against the SMA requesting that the court declare illegal the resolution that approved the Alto Maipo compliance program and reject the plan. As of the date of this Annual Report, the claim was pending resolution by the Environmental Court.

In November 2016, the environmental court of Valdivia, revoked the environmental permit granted to the Mediterraneo 210 MW run-of-the-river project to be developed in Cochamó, Los Lagos Region. The court ruled that the environmental impact study contained methodological failures. In 2017, the Supreme Court confirmed the annulment.

Water

Private companies provide water and wastewater services in Chile since 2004. On June 15, 2011 and May 4, 2012, the government, through CORFO, sold a portion of its ownership interest in the Aguas Andinas, ESVAL/ESSBIO and ESSAL water companies, while maintaining veto rights over decisions that affect the water rights of these companies. See “The Economy—Privatization and Infrastructure.” As of 2013, approximately 99.9% of the Chilean population living in urban areas had access to drinkable water.

Trade and Catering

The trade and catering sector is primarily composed of retail and wholesale local commerce. Additionally, it encompasses a portion of Chile’s gross tourism income and other related services such as restaurant dining, lodging and catering.

The growth and liberalization of Chile’s economy during the 1990s led to the rapid expansion of this sector. The commerce sub-sector has received significant investments in recent years, largely directed at the construction and refurbishment of shopping malls. The supermarket industry has also experienced rapid expansion, as well as consolidation in recent years.

The travel and leisure industry, particularly tourism, is an important contributor to the services sector. From 2015 to 2019, the average annual number of tourists visiting Chile totaled 5.4 million. In 2019, Chile received approximately 4.5 million tourists, primarily from Argentina (31.8%), Brazil (12.0%), Bolivia (10.4%), Peru (9.1%), the United States (5.0%), Venezuela (3.6%), Colombia (2.9%), France (1.9%) and Spain (1.9%).

Personal Services

Chile’s personal services sector is composed of public and private education and health services and other services (including media and other services that are not rendered by the government or any other public entity). The personal services sector accounted for 11.1% in 2015, 11.6% in 2016, 11.7% in 2017, 12.0% of GDP in 2018 and 12.4 % of GDP in 2019.

In Chile, parents may choose between public and private schools for their children. All schools, however, must comply with certain educational and academic program standards and require governmental authorization. Public schools receive monthly fund transfers from the central government based on the number of students attending, and many privately managed schools also receive government funding on the same basis. Chile began implementing an education reform in 2014, which, among other things, aims to increase all students’ access to school. See “The Economy—Poverty, Income Distribution and Social Reforms—Educational Reforms.”

Chile has a dual health insurance system comprising the public National Health Fund (Fondo Nacional de Salud, or Fonasa) and licensed private insurers (Instituciones de Salud Previsional, or Isapres), which provide health insurance plans. Since August 2011, all workers must set aside at least 7.0% of their monthly salary for the financing of a health insurance plan, up to a limit of the equivalent of UF5.551 (approximately US$211.0 as of December 31, 2019). However, (i) lower-income retired workers (jubilados) are exempt from this contribution requirement and (ii) middle-income retired workers as defined by Social Protection Data (Ficha de Protección Social) pay reduced contributions.

Workers may opt between joining the Fonasa health service network (by contributing 7.0% of their salary, up to the abovementioned limit) or purchasing a health insurance policy offered by any Isapre (by paying 7.0% or more of their salary). As of December 31, 2017, the latest available information, approximately 3.4 million people were covered by private health insurance policies contracted with Isapres and as of December 31, 2017, 13.9 million people were covered by Fonasa. A portion of the remaining population (approximately 0.4 million) receives health care from the armed forces and police health care systems, while the balance are not insured.

Fonasa is a universal healthcare system that provides medical and health care, surgical services, and public disease prevention programs through a regionally managed health service network. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services provided primarily in facilities managed by the state. The government also provides health care coverage for the uninsured and the indigent.

Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Elección, or MLE), or they may choose to obtain care at public facilities at almost no cost (Modalidad de Atención Institucional, or MAI). Within the private healthcare system, Isapres offer myriad and widely varying combinations of benefits, premiums and co-payments. While the law allows Isapres to offer different plans according to the age and sex of individuals, no further risk segmentation is permitted. A network of private health providers supplies most medical care under the Isapre system.

Plan GES (Garantías Explícitas en Salud), formerly Plan AUGE (Acceso Universal con Garantías Explícitas), a public health system reform, was put into place in 2005. This plan aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The program has continued to expand since 2005 to include different ailments and, as of the date of this Annual Report, Plan GES covered 85 ailments. See “The Economy—Poverty, Income Distribution and Social Reforms—Health System Reform.”

Financial Services

Banks, pension funds, life and general insurance companies, and other institutional investors comprise Chile’s financial services sector. The financial services sector accounted for 15.1%, 14.8%, 14.4%, 14.6% and 14.9% of total GDP in 2015, 2016, 2017, 2018 and 2019 respectively.

In September 2009, the stock exchanges of Lima (Peru), Colombia (operating in Bogota, Medellin and Cali) and Santiago (Chile) entered into a memorandum of understanding in order to create an integrated model for the market of variable rate instruments, to be managed by each participant, and compensated and liquidated by the participating entities. In November 2010, the stock exchanges entered into an agreement to implement the first phase of the stock integration, creating the so-called Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA). The MILA was approved by the then SVS and became operative in Chile in June 2011.

Further, Mexico became a member of MILA in December 2014. As of December 31, 2019, the consolidated market capitalization of the MILA amounted to US$855.4 billion, according to the Ibero-American Federation of Stock Exchange (Federación Iberoamericana de Bolsas, or FIAB).

As of December 31, 2019, Chile’s banking sector comprised 19 privately owned banks and one state-owned bank (Banco Estado), and total banking system assets, deposits and loans totaled US$390.1 billion, US$204.4 billion and US$263.8 billion, respectively.

Chile’s securities market is currently composed of two stock exchanges: the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). As of December 31, 2019, the Santiago Stock Exchange had 205 listed companies and total market capitalization of US$390.1 billion.

On October 5, 2018, the Valparaíso Brokers Exchange discontinued its operations.

The market is regulated and supervised by the Financial Market Commission (Comisión para el Mercado Financiero or “CMF”), and the Superintendency of AFP. Regulators are entitled to impose sanctions (including suspension of licenses and fines).

Transport and Communications

Transport. Chile’s transport sector accounted for 5.4% in 2015, 5.3% in 2016, 4.9% in 2017, 4.8% in 2018 and 5.0% in 2019.

In an effort to increase private sector participation in the transport sector, between 2010 and 2012, portions of the San Antonio, Talcahuano, Coquimbo and Valparaíso ports were opened to public bidding processes. As a result, port concessions relating to the San Antonio port were awarded for a twenty-year period as well as for the Talcahuano and Coquimbo ports, for thirty years and twenty years, respectively. In 2013, the bidding was completed for Terminal 2 in the Valparaíso Port, and concessions were awarded for a thirty year period.

In February 2007, the Ministries of Transportation and Public Works implemented a new public transport system for Santiago, known as the “Transantiago” system, by granting concessions to private bus operators. This system was designed to be funded by a combination of the resulting bus and subway tolls and public subsidies. The primary objectives of the Transantiago system were to improve the quality of public transportation and reduce Santiago’s high levels of atmospheric pollution and traffic congestion.

The Transantiago system has experienced various challenges, mainly due to design problems, which, combined with lower than projected demand and difficulties in fee collection, resulted in operational deficits of approximately US$654 million in 2015, US$657 million in 2016, US$488 million in 2017, US$568 million in 2018 and US$632 million in 2019. In order to meet the Transantiago system’s resulting funding shortfall, the government exercised its extraordinary power under Article 32 of the Constitution, which allows it to appropriate up to 2.0% of the annual budget to fund the Transantiago system. In August 2009, Congress approved a US$1.0 billion subsidy for the Transantiago system to be used to cover the system’s deficit until 2014, to finance tariff reductions for students, to increase capacity, to decrease users’ average waiting time and to make the system the preferred method of transportation in Santiago. Although the subsidy was designed to permit the Transantiago system to finance its own operations, the government has been forced to increase fares several times since June 2010.

Subsidies provided to the Transantiago bus operators are specified by law and any adjustment must be approved by Congress in the annual budget law. Therefore, unless the law implementing the Transantiago system is amended by Congress, any shortfall between the subsidies and the total cost of the system to the bus operators may only be covered by fares. In September 2013, Congress passed a bill that increased the amount of subsidies allocated to the Transantiago system in order to maintain its financial stability and prevent a significant increase in tariffs. Furthermore, the bill regulates regional governments’ management of subsidies by specifying the destiny of certain funds and by establishing reporting obligations, and created the Regional Development Fund to oversee compliance with these obligations.

In June 2018, the Piñera administration announced its intention to replace the Plan Transantiago with the Plan de Transporte Tercer Milenio (Third Millenium Transport Plan), which is aimed at modernizing the Chilean transport system, including the urban railroad network.

Communications. The government has recognized the importance of information and communication technologies for Chile’s development and has consequently implemented a number of policies in various areas and formed the Committee of Ministers for Digital Development in 2007. This committee is responsible for the design and implementation of public policies to promote a deeper and more intensive use of information and communication technologies for citizens, businesses and the state.

The information and communications sector represented 2.9% in 2015, 2.8% in 2016, 2.7% in 2017, 2.4% in 2018 and 2.1% in 2019 of GDP. Annual net foreign investment in the telecommunications sector was approximately US$2 million in 2015, US$(34) million in 2016, US$(1) billion in 2017 and US$529 million in 2018.

In line with the global trend, the number of mobile subscribers is currently in excess of seven times the number of installed fixed lines. As of September 30, 2019, the country had 25.4 million mobile subscribers and 2.8 million fixed telephone lines, representing a penetration rate of 132.8% for mobile telephone services and 14.7% for fixed-line services (including pay phones).

In 2013, the government announced guidelines to encourage the digital and technological development in Chile through 2020 (the “Digital Agenda”). The Digital Agenda turns on five strategic pillars of activity: digital connectivity and inclusion; innovation and entrepreneurship; education and training; services; and environment for digital development. Throughout implementation, the Digital Agenda has expanded the coverage of networks and access to digital services, supported the development of a culture of entrepreneurship and innovation, made access to new media part of the educational agenda, facilitated payment systems throughout the country and placed the issues relating to freedom of access to content and applications without arbitrary discrimination and the principle of transparency in technical information on the Congressional agenda.

As of the date of this Annual Report, 80% of the Digital Agenda program had been implemented and the government is currently working to introduce an agenda for digital transformation, which will expand the progress achieved by the Digital Agenda by incorporating measures focusing on accelerating the process of appropriation and use of digital technologies in all areas of social and economic activity, with a focus on anticipating new generations’ demands.

On September 14, 2009, Chile announced that it was adopting the ISDB-T International television broadcasting standard. On May 29, 2014, Law No. 20,750 regarding digital television was enacted. The law seeks to create an adequate framework for the proper functioning of the television industry, introduces the ideal of pluralism and modifies the functions of the National Commission of Television (Consejo Nacional de Televisión).

Law No. 20,750 regulates the granting of concessions and limits to one the number of concessions for broadcast TV available to a single economic group within a location. Also, the regulation seeks to promote, finance and grant subsidies to the production costs of transmission and broadcasting of high cultural level contents, as well as national, regional or local interest content with educational information or through which the civil and democratic values are encouraged.

On August 9, 2014, the government implemented flat rates for local and national long distance calls.

The following table provides a summary of information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

	As of December 31,
	2015	2016	2017	2018	2019
Lines per 100 inhabitants	19.0	18.5	17.3	15.8	14.7
Cellular subscribers per 100 inhabitants	128.2	127.5	124.6	133.0	132.8
International long distance minutes (only outgoing, million)	89.1	65.9	49.9	35.6	19.9
Internet per 100 inhabitants(1)	15.1	15.9	16.6	17.2	17.9

(1)	Refers to the number of fixed lines in service per Chilean resident, based on annual population estimates by the INE, multiplied by a factor of 100.

Source: Ministry of Transportation and Telecommunications, or SUBTEL.

Housing

The housing sector includes sales and rentals of houses and related services provided by realtors and residential real estate developers. The sector’s contribution to GDP has remained relatively stable in recent years, representing 7.5% in 2015, 7.6% in 2016, 7.8% in 2017, 7.9% in 2018 and 8.3% in 2019 .

Public Administration

The public administration sector consists of government expenditures on public administrative services, principally personnel. This sector’s contribution to GDP was 4.7% in 2015, 4.8% in 2016, 4.8% in 2017 and 4.6% in 2018 and 4.7 % in 2019.

Employment and Labor

Employment

In 2015, 2016, 2017, 2018 and 2019, the unemployment rate stood at 5.8%, 6.2%, 6.5%, 6.8% and 7.0%, respectively. The following table sets forth information on employment and the labor force in Chile:

Employment and Labor(1)

(in thousands of persons or percentages)

	2015	2016	2017	2018	2019
Nationwide:
Labor force	8,671	8,776	9,021	9,096	9,189
Employment	8,165	8,230	8,434	8,481	8,548
Participation rate (%)	60.0	59.7	60.3	59.7	59.3
Unemployment rate (%)	5.8	6.2	6.5	6.8	7.0
Santiago:
Labor force	3,128	3,216	3,235	3,311	3,358
Employment	2,914	3,007	2,971	3,065	3,062
Participation rate (%)	61.1	62.5	62.1	63.0	63.4
Unemployment rate (%)	6.8	6.5	8.2	6.8	8.1

(1)	Constitutes an average across each period indicated.

Source: National Statistics Institute and University of Chile surveys. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

The unemployment rate is subject to strong seasonal fluctuations, especially in the agricultural and commerce sectors, where the labor force increases during most of the spring and summer months.

The manufacturing sector employed 9.9% and 9.7% of Chile’s labor force in 2018 and 2019, respectively, and contributed 10.6% and 10.0% of GDP, respectively; the agriculture, livestock, forestry and fishing sectors contributed 3.6% and 3.5% of GDP in 2018 and 2019, respectively, but accounted for 3.6% and 3.5% of Chile’s labor force in 2018 and 2019, respectively, as a result of the labor-intensive nature of these sectors. The mining sector, which in 2018 and 2019 accounted for 9.7% and 9.4% of GDP, employed only about 2.5% of Chile’s labor force in each of those years, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment (1)

(% by sector employed)

	2015	2016	2017	2018	2019
Primary sector	11.3	11.2	11.2	11.0	10.9
Agriculture, livestock and forestry and fishing	8.7	8.8	8.7	8.5	8.4
Mining	2.6	2.4	2.5	2.5	2.5
Manufacturing sector	10.7	10.2	10.8	9.9	9.7
Services sector	78.1	78.6	77.9	79.1	79.4
Electricity, gas and water	1.1	1.1	1.1	1.0	1.2
Construction	8.9	8.6	8.3	8.3	8.5
Trade and catering	23.8	24.4	23.4	24.0	24.1
Transport and communications	8.3	8.5	8.4	8.5	7.7
Financial services	2.2	1.9	1.9	2.0	2.1
Community and social services(2)	33.7	34.1	34.8	35.3	35.8

Total	100.0	100.0	100.0	100.0	100.0

(1)	Constitutes an average across each period indicated.
(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source: National Statistics Institute.

Women accounted for 43% of the labor force on average in 2019, compared to 36.0% in 2005. By the end of 2013, approximately 11.9% of the total labor force in Chile was unionized compared to 11.1% in 2000. Collective bargaining agreements are negotiated directly between each union and individual employers rather than on an industry-wide basis. In accordance with labor laws, unions may go on strike during the collective bargaining negotiations.

In 2002, Chile implemented an unemployment insurance system based on individual accounts managed by a private fund manager, plus a state-financed solidarity fund. The system is essentially a mandatory saving scheme financed by a combination of contributions from workers (0.6% of total wages), employers (2.4% of total wages, 1.6% to each worker’s individual account and 0.8% to the solidarity fund) and the state (approximately US$15 million per year contributed to the solidarity fund). The unemployment insurance system seeks to guarantee the availability of emergency income for unemployed workers in search of new employment and thus reduces consumption volatility and improves labor market stability. The system is designed to incentivize recipients to seek new employment, by setting a maximum of five monthly withdrawals, which become progressively smaller. As of October 31, 2019, 10.1 million workers were enrolled in the unemployment insurance system, which manages total assets valued at US$8.3 billion.

In 2016, legislation was enacted to bring Chile’s labor regulations into compliance with international standards. Among other changes:

•	trainee and temporary workers were allowed to participate in collective bargaining negotiations;

•	the distribution of weekly workload over four days instead of five and the ability to work remotely by workers with family responsibilities may be the subject of collective negotiation;

•	companies cannot replace employees during a strike, while unions must provide the necessary personnel to deliver basic company services expressly regulated by law (“servicios mínimos”);

•	employers must report additional information, such as financial statements, non-confidential investment policies and anonymous salaries for certain positions;

•

collective bargaining agreements are only available to members of the labor union that participated in the collective bargaining, and employers are not permitted to extend the same benefits to non-unionized workers without prior approval by the applicable union;

•	unions must submit collective bargaining agreement proposals at least 45 days prior to the expiration of existing terms, and the employer has 10 days to respond; and

•

employers must negotiate with unions that affiliate employees from different companies (Sindicato Interempresa) if such union has certain representation in the company and the affiliated employees render services in the same area or economic activity.

In 2017, legislation was enacted to promote the inclusion of persons with disabilities in the workplace, establishing the obligation of the employers with more than 100 employees to have at least 1% of its employees comprised of persons with disabilities or entitled to a disability pension, and introducing mandatory medical leaves and compulsory medical insurance for parents of children under 18 years of age affected by a serious illness.

Wages

Real wages grew at an average rate of 1.6% between 2015 and 2019. The average rate of real wages increased by 0.7% in 2015, 1.9% in 2016, 3.4% in 2017, 1.2% in 2018 and 1.6% in 2019. Labor productivity, as derived from real GDP, grew at an average annual rate of 0.1% between 2015 and 2019, and it showed a decrease of 1.1% in 2019 compared to 2018.

Real Wages

(% change on previous year)

	2015	2016	2017	2018	2019
Average real wages	0.7	1.9	2.8	1.2	1.6
Average change in productivity	0.6	0.5	(1.2)	1.7	(1.1)

Sources: Chilean Central Bank and National Statistics Institute.

Privatization and Infrastructure

Privatization Program

Chile initiated a large-scale privatization program in 1974. The Concertación coalition administrations introduced certain changes starting in 1989, including the public offering of interests in state-owned companies and the granting of concession rights.

The privatization program included three phases:

•

First, between 1974 and 1982, the government privatized most state-owned banks and manufacturing firms, which had been nationalized in the early 1970s. By 1980, the government had privatized approximately 90.0% of the more than 500 then state-owned companies. In addition, as describe above in “History and Background,” in 1981 the government began a comprehensive reform of the social security system. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vested and portable benefits that are entrusted to specialized fund management companies known as AFPs. See “Monetary and Financial System—Institutional Investors—Pension Funds and the Chilean Pension System.” During this first phase, 250 money-losing companies were privatized at no cost to selected purchasers through an agreement in which the purchasers waived their rights to initiate civil actions against the state, while an additional 232 companies were sold at specified prices.

•

Second, between 1984 and 1989, the privatization efforts of the government focused on traditional state-owned companies such as telecommunications, electricity and steel production enterprises. By the end of 1989, the government had also privatized most of the state-owned enterprises held by CORFO (33 companies).

•

Third, beginning in 1990, the government modified the policy toward privatizations, increasing transparency in the process. Since previous administrations had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the Concertación governments decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain a non-controlling interest in the privatized companies. Between 1990 and 2008, there were 30 principal privatizations (of which 15 were accomplished through concessions) in different sectors, including water supply, sewage, power utilities and transportation.

The privatization phase initiated in 1990 resulted in several public companies being transferred to private administration, including ESSAN, ESSCO and EMSSAT. Further privatizations took place in 2011 and 2012, when CORFO completed a public sale of its equity shares in several water and sewage companies (Aguas Andinas, ESVAL, ESSBIO and ESSAL), which provided CORFO with approximately US$1.6 billion in proceeds. The main purpose of these sales was to fund CORFO programs to provide credit guarantees to small- and medium-sized enterprises (PyMES), make capital contributions to state-owned companies and to strengthen CORFO’s capital basis and thus have capacity for financing initiatives which aim to encourage entrepreneurship and innovation in Chile. CORFO formerly held an ownership interest of approximately 35.0% in Aguas Andinas, 29.4% in ESVAL, 43.4% in ESSBIO and 45.5% in ESSAL. After the sale, CORFO maintained approximately 5.0% of its equity in each company as well as its absolute right to oppose (derecho de veto) transfers by such companies of water rights and sanitary concessions.

Public Works — Infrastructure Concessions

The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and amended in 1996 and 2010, aim to increase private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for, and flexibility in the form of concessions to, local and foreign investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

The government grants infrastructure concessions through the Ministry of Public Works. The first concession was granted in 1993. A concession may relate to any public works project. Generally, a concessionaire undertakes to construct or improve a specific facility and then to operate, profit from via tolls, subsidies or a combination thereof, and maintain it for a specified term. The government provides the concessionaire with the design of the facility and monitors its construction and operation. Concessions typically last from 10 to 30 years, although the law allows for periods up to 50 years.

Concessionaires are allowed to charge fees for the use of the chartered public work within the limits imposed by law and the relevant concession agreement. The government may provide on a case-by-case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period and helps to facilitate the financing of concession projects. The government assesses each project to determine how the concessionaire and the government should share risks associated with the project. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee by the government. See “Public Sector Finances—Government Expenditures—Public Contingent Liabilities.”

In 2010, Congress enacted an amendment to the Concessions Act to improve the dispute settlement mechanism through the establishment of a Technical Panel and changes to the regulation of the Arbitral Commission to resolve conflicts arising out of the concession contracts. The amendment also created a Concession Council to advise the Minister of Public Works on policy deliberations arising from concessions. Under certain circumstances, concessionaires have the right to apply for financial compensation following an amendment to the work or service requested by a public authority. Additionally, the Ministry of Public Works and concessionaires can agree on changes to the work or service provided under the concession.

On December 13, 2013, the government announced an international bidding process to construct a bridge to connect Chiloé, Chile’s largest island, with the mainland. A bidder was selected on February 17, 2014 with an estimated cost of US$606 million. Construction commenced in 2016 and is expected to take approximately 81 months. In March 2014, the Ministry of Public Works awarded to a Spanish joint venture the concession for the construction and operation for a 45-year term of the Americo Vespucio I Highway located in Santiago, with an estimated cost of approximately US$1 billion. In April, 2015, the Ministry of Public Works awarded to a French-Italian consortium the new concession for a 20-year term and the expansion of the Santiago International Airport, with an estimated cost of approximately US$700 million.

On November 25, 2017, the government created the Dirección General de Concesiones de Obras Públicas (General Directorate of Public Works Concessions) to strengthen the government’s capacity to meet current and future public infrastructure requirements. The General Directorate of Public Works Concessions is in charge of the formulation and supervision of a concessions plan and projects portfolio with a five years projection, which will be submitted for approval to a concessions committee and Congress.

As of December 31, 2019, 98 concession projects had been awarded by the Ministry of Public Works since 1993, including four in 2019, 74 of which are still ongoing and 24 that have been completed. As of such date, an aggregate amount of US$11.9 billion had been invested under such projects.

Further, of the private investment projects presented for approval since the entry into force of the Environmental Impact Evaluation Regulation (Reglamento Del Sistema De Evaluación De Impacto Ambiental), promulgated on October 30, 2012, 27 projects, all relating to the infrastructure sector, have been approved, for a total aggregate amount of US$6.7 billion.

Public Investment in Infrastructure

On March 9, 2018, Congress enacted Law No. 21,082, creating the Fondo de Infraestructura S.A. (Infrastructure Fund Corporation), an investment fund 99% owned by the Chilean Treasury and 1% by CORFO (the state-owned holding company). The fund is empowered to award public infrastructure concession agreements through public bidding processes and invest in and channel public resources into infrastructure projects sponsored by non-related third-parties (i.e., private sector). Investment decisions are made by a board of directors composed of five presidential appointees, three of which are independent. A committee comprised of these three independent directors is required to approve investments in non-related third-party sponsored infrastructure projects.

Environment

The Constitution grants all citizens the right to live in a pollution-free environment and requires the government to assure that this right will not be impaired and to provide for the conservation of nature. It further provides that the law may specifically limit other legal rights in order to protect the environment. Thus, Chile has established a framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment.

Chile’s principal environmental concerns include industrial and urban pollution, as well as air, water and soil pollution caused by past industrial and commercial development when environmental regulation was less strict.

The enforcement of environmental regulations has become a significant factor affecting major investment projects, including important energy generation projects, and leading to increased debate in Chilean society. See “Recent Developments—Principal Sectors of the Economy—Services Sector—Energy.”

On September 29, 2015, Chile submitted a new climate action plan to the United Nations Framework Convention on Climate Change including two types of commitments:

•

A carbon intensity target, expressed in greenhouse gas emissions per GDP unit, which includes all the sectors quantified in the National Greenhouse Gas Inventory (1990-2010), except for the land use, land-use change and forestry (LULUCF) sector. Chile is committed to reducing its CO2 emissions per GDP unit by 30% below their 2007 levels of emissions by 2030. Subject to obtaining international financing, Chile is committed to reducing its CO2 emissions per GDP unit by 2030 until it reaches a 35% to 45% reduction with respect to the 2007 levels of emissions.

•

A target expressed in CO2 equivalent tons from the LULUCF sector. Chile has committed to the sustainable development and recovery of 100,000 hectares of forest land (mainly native), which will account for greenhouse gas sequestrations and reductions of an annual equivalent of approximately 600,000 of CO2 as of 2030. Chile also has committed to reforest 100,000 hectares (mostly with native species), which will amount to sequestrations of about 900,000 and 1,200,000 annual equivalent tons of CO2 as of 2030.

Waste Management

During 2016, the Ministry of the Environment issued a series of regulations aimed at reducing the amount of waste through a series of instruments for reuse, recycling and other types of recovery, in furtherance of the OECD recommendations on waste reduction and recycling. Such instruments include, among others, eco-design requirements applicable to the manufacturing of certain products, the creation of a fund to help municipalities fund their recycling activities, and the implementation of extended producer responsibility (“REP” for its acronym in Spanish), which makes producers and importers of lubricant oils, electric and electronic devices, containers, packaging, batteries and tires responsible for collecting the waste created by such products in order to reuse or attend to their proper disposal. In March 2017, the Ministry of the Environment initiated proceedings aimed at regulating the recollection and recovery of the aforementioned materials.

Conservation

In 2016, a special regime for privately-owned land dedicated to conservation through the voluntary imposition of so called “Conservation Easements” was created (Derecho Real de Conservación, or DRC). These voluntary encumbrances provide for a self-imposed restriction on the ability of the owner or any third parties to use the land for commercial purposes or extractive activities, which may be revocable if provided for in the easement contract. In addition, two important tax benefits were approved in 2017 for private owners that donate land to the government, in particular to national parks for conservation purposes.

General Legal Framework

In 1994, Chile enacted the General Environmental Law (Law No. 19,300) and created the National Environmental Commission (Comisión Nacional del Medio Ambiente, or CONAMA). The General Environmental Law introduced the framework and principles for a more integrated approach towards environmental protection and management, and set out the Environmental Impact Assessment System (Sistema de Evaluación de Impacto Ambiental, or SEIA), as well as emission and quality standards and prevention and decontamination plans. This law also introduced a civil liability system for environmental damage, based on negligence or fault. Strict liability systems contained in specialized environmental laws remained in force.

To conform to OECD standards, Chile submitted to a series of evaluations, including with respect to environmental performance, carried out via peer review, which is a non-confrontational approach oriented towards both collective learning and the generation of public policy recommendations. In 2005, the OECD’s environmental evaluation of Chile highlighted significant progress in air, energy, water, biodiversity and habitat conservation, the integration of environmental considerations into the economic decision-making process, and international cooperation. It also set forth a series of policy recommendations designed to improve environmental management and attain sustainable development. In compliance with these recommendations, Chile implemented a new policy for chemical safety in 2008, and, in 2010, the new environmental institutional framework described below, entered into force. As part of its process of admission to the OECD, Chile signed the OECD’s Declaration on Green Growth.

The General Environmental Law was substantially amended in January 2010, by means of Law No. 20,417. The revisions provided for the establishment of a series of entities that replaced those created under the original General Environmental Law: (i) the Ministry of the Environment (Ministerio del Medio Ambiente), responsible for developing environmental policies and regulations; (ii) the Environmental Assessment Service (Servicio de Evaluación Ambiental, or SEA), which replaced CONAMA and manages the SEIA; and (iii) the Superintendence of Environment (Superintendencia del Medio Ambiente, or SMA), entrusted with conducting environmental compliance audits of projects approved under the SEIA and enforcing emission and quality standards, prevention and decontamination plans and any other environmental instruments established by law.

In 2012, Congress enacted legislation providing for the creation of three Environmental Courts, which are subject to the Supreme Court’s supervision and in charge of hearing and deciding on environmental disputes. The Environmental Courts comprise three-judge panels, including two lawyers and one science and environmental expert. The Environmental Courts have significant autonomy because their decisions are only subject to appeal in exceptional cases, and their final decision can only be overruled by the Supreme Court in limited cases. By 2017, the three Environmental Courts, located in Santiago, Antofagasta and Valdivia, had commenced their functions.

Environmental Impact Assessment System

The SEIA is aimed at ensuring the environmental sustainability of projects and activities performed by the public and private sectors. The SEA is responsible for managing the SEIA and coordinating the project’s assessment with the other Chilean public environmental institutions. Only listed investment projects or activities must submit an Environmental Impact Statement (Declaración de Impacto Ambiental, or DIA) for assessment. If the project’s impacts are significant, an Environmental Impact Study (Estudio de Impacto Ambiental, or EIA) is required.

The SEIA process begins with the submission of a DIA or EIA to the SEA in the Region where the project or activity will be located. The SEIA process involves consultation with various authorities as well as with the project holder and it may involve public consultation (Proceso de Participación Ciudadana, or PAC). The SEA is required to prepare a consolidated report (“ICE” for its acronym in Spanish) containing the project’s description and its expected impact, together with suggested measures that would mitigate or compensate for risks related to the project. Finally, the Regional Environmental Assessment Commission or the Executive Director of the SEA if the project affects more than one Region, must render a resolution approving or rejecting the project or activity (Resolución de Calificación Ambiental, or RCA).

The project’s owner is entitled to file a claim (Recurso de Reclamación) if the RCA rejects the DIA or EIA, or imposes conditions or additional requirements. In addition, individuals and legal entities that participated in the public consultation during the environmental assessment of the project and whose observations were not properly considered in the RCA may also challenge it before the Executive Director of the SEA, in the case of a DIA, or before a Committee of Ministers (Comité de Ministros), in the case of an EIA. The decision of the Executive Director or Committee of Ministers, as applicable, may be challenged before the relevant Environmental Courts. The ruling of the Environmental Court may also be challenged before the Supreme Court.

The Chilean legal system contemplates two additional legal grounds to challenge an RCA, albeit in exceptional circumstances. First, any interested party affected by illegal or arbitrary decisions that may affect constitutional rights (i.e., right to live in a pollution-free environment) may file a constitutional remedy (Recurso de Protección). In addition, each administrative agency, upon request by the interested party or by their own decision (motu proprio), may invalidate unlawful administrative acts (Recurso de Invalidación).

Activity-specific Environmental Regulations and Initiatives

The government has enacted specific regulations for the adequate management of hazardous wastes, the storage of hazardous substances, and the preservation, renovation and restoration of forestry resources. The government also provides subsidies to promote soil protection and forestation with special emphasis on the use of native species.

In June 2011, a regulation was enacted to control the emission of pollutants by thermoelectric generation power plants. In January 2012, an air quality standard for fine particulate matter (known as PM 2.5) was issued to monitor air quality and the emission of pollutants by industries. These regulations complemented existing quality and emission standards for air, water and noise pollution control.

Furthermore, the Ministry of Environment has the authority to declare areas as “latent zones” (zonas latentes) or “saturated zones” (zonas saturadas), if it considers these areas to be at risk of (in the case of latent zones), or in fact affected by (in the case of saturated zones), excessive air and water pollution, and to enact prevention and/or decontamination plans (“Planes de Prevención y/o Descontaminación Atmosférica”, or PPDA) to limit the air emissions by industries in such zones. Highly populated areas, such as the Santiago Metropolitan Region, the Central Valley in Del Libertador Bernardo O´Higgins Region, the Puchuncaví and Quintero Bay area in the Valparaiso Region, and the Temuco and Padre de las Casas areas in La Araucanía Region, among others, have PPDAs in force.

Green Bond Framework

On May 8, 2019, Chile approved its green bond framework (the “Green Bond Framework”), which contemplated that amounts equal to the net proceeds of government bonds issued under the Green Bond Framework may be allocated to finance or refinance eligible green expenditures in one of the following sectors: (i) clean transportation, (ii) energy efficiency, (iii) renewable energy, (iv) living natural resources, land use and marine protected areas, (v) efficient and climate-resilient management of water resources and (vi) green buildings. The Green Bond Framework has been developed to be aligned with best practices for green expenditures and has been favorably evaluated by Vigeo Eiris, an independent rating and research agency based in France, which has so indicated in a report delivered to the government stating that the Green Bond Framework is aligned with the International Capital Market Association’s Green Bond Principles (as adopted in June 2018). The Green Bond Principles have four core components regarding use of proceeds, project evaluation and selection process, management of proceeds, and reporting. Chile’s Green Bond Framework sets out how projects are evaluated and selected and how Chile will manage and periodically report on those projects. The Ministry of Finance expects to publish an allocation report and an impact report on an annual basis on its publicly available website.

In addition, the portfolio of projects associated with possible bond issuances for 2019 has obtained the certification from the Climate Bond Initiative, a UK-based international non-profit organization with a mission to organize capital markets activity towards climate change solutions.

In June and July 2019, Chile issued two series of green bonds in the international capital markets for an aggregate amount of approximately US$2.4 billion. Chile expressed its intention to invest an amount equal to the proceeds from the sale of such bonds into projects that qualified as “eligible green expenditures” under the Green Bond Framework. See “Public Sector Debt—Debt Service and Debt Restructuring.”

Hydrological Resources Adjustment Plan

In response to the severe and continued drought affecting Chile’s territory, in December 2019, the Environment Ministry announced its plans to develop a “Plan de Adaptación al Cambio Climático para los Recursos” (Hydrological Resources Adjustment Plan) aimed at creating a framework for the sustainable management of water resources, preventing water scarcity by utilizing new water sources, such as desalination plants, supporting the construction of hydrological infrastructure, enhancing monitoring systems for water usage and Chile’s glaciers and fostering education regarding the use of water. See “Principal Sectors of The Economy—Primary Sector.”

International Cooperation

On an international level, Chile actively participates in the global agenda for sustainable development. Accordingly, the country has signed, among other accords, the following agreements:

•	Convention for the Protection of Flora, Fauna, and Natural Scenic Beauty of the Americas;

•	Convention on the Conservation of Antarctic Marine Living Resources;

•	Stockholm Convention on Persistent Organic Pollution;

•	Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal;

•	Rotterdam Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals and Pesticides in International Trade;

•	Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES);

•	UN Framework Convention on Climate Change, the Kyoto Protocol and the Paris Agreement;

•	Montreal Protocol on Substances that Deplete the Ozone Layer (the “Montreal Protocol”) and Kigali Amendment to the Montreal Protocol;

•	Convention on Wetlands of International Importance, especially as Waterfowl Habitat (RAMSAR);

•	Minamata Convention on Mercury; and

•	Convention on Biodiversity.

Poverty, Income Distribution and Social Reforms

The government has a special commitment to protect and improve disadvantaged social sectors such as the country’s poor and indigenous populations. Responsibility for these initiatives currently lies with the Ministry of Social Development (Ministerio de Desarrollo Social). Since 2009, the ministry has prepared a bi-annual national survey (the “Social and Economic Survey”), which is a comprehensive report on changes in poverty, income distribution and the implementation of the government’s social development plans.

The Social and Economic Survey conducted in 2011 showed that the percentage of the population living on an income below the poverty line fell from 38.6% in 1990 to 10.9% in 2011. This reduction can be attributed to strong GDP growth, rising wages, a rapidly increasing employment rate and a significant increase in government transfers and expenditures focused on low-income groups. The reduction in extreme poverty can be attributed to the government’s emphasis on social assistance programs, which allocate funds to poor communities based on their needs and contributed to a decrease in extreme poverty from 13.0% in 1990 to 2.8% in 2011.

Measures implemented by the government to decrease poverty include encouraging education, improving social spending efficiency and other financial support mechanisms intended to augment the monthly incomes of families. See “The Economy—Employment and Labor—Employment.”

In the 2013 Social and Economic Survey, the Ministry of Social Development modified its methodology to provide for a higher quality of life as the baseline for measurements. The revised methodology also considers multidimensional factors, such as access to education, healthcare, labor, social security and housing. Based on this revised methodology, the percentage of the population living on an income below the poverty line stood at 14.4% in 2013 without regard to the new multidimensional factors, and 20.4% when taking those factors into account.

Using the revised methodology and according to the latest information published by the Social and Economic Survey, extreme poverty decreased to 2.3% in 2017 from 3.5% in 2015 and total poverty decreased to 8.6% from 11.7% in 2015.

The following table presents information regarding the evolution of poverty for the periods indicated:

Poverty 1990-2019

(% of Population)

	Previous Methodology		Revised Methodology
Year	Extreme Poverty	Total Poverty(1)	Extreme Poverty	Total Poverty(1)
1990	13.0	38.6	—	—
1992	9.0	32.9	—	—
1994	7.6	27.6	—	—
1996	5.7	23.2	—	—
1998	5.6	21.7	—	—
2000	5.6	20.2	—	—
2003	4.7	18.7	—	—
2006	3.2	13.7	12.6	29.1
2009	3.6	11.4	9.9	25.3
2011	3.1	10.9	8.1	22.2
2013	2.5	7.8	4.5	14.4
2015	n.a.	n.a.	3.5	11.7
2017	n.a.	n.a.	2.3	8.6

(1)	Total poverty includes extreme poverty.

n.a.=Not available

Source: Ministry of Social Development—Social and Economic Survey.

The revised methodology sets different poverty lines depending on the number of people in a household. As of the date of the survey conducted in 2017, the official monthly basket values for defining poverty and extreme poverty using the revised methodology were as presented in the table:

Poverty line in urban areas

(U.S. dollars)

Number of people per house	Revised Methodology
1	236
2	384
3	510
4	623
5	729
6	828
7	922
8	1,013
9	1,100
10	1,184

Source: Ministry of Social Development—Social and Economic Survey.

Extreme poverty line in urban areas

(U.S. dollars)

Number of people per house	Revised Methodology
1	157
2	256
3	340
4	416
5	486
6	552
7	615
8	675
9	733
10	789

Source: Ministry of Social Development—Social and Economic Survey.

The following table presents information regarding social public spending by the government from 2013 to 2017:

Social Public Spending

(in billions of constant Pesos)

	2013	2014	2015	2016	2017
Health	6,055	6,579	7,364	7,752	8,483
Housing	515	643	643	540	598
Social security	9,671	9,959	10,482	10,507	10,823
Education	6,780	7,080	7,839	8,607	9,168
Other social programs	421	433	455	489	515

Total	23,442	24,694	26,782	27,894	29,586

Source: Chilean Budget Office.

Chile is highly concentrated in terms of income distribution and geographical location of wealth. However, the disparity has decreased over recent years. In fact, the poorest 20.0% of the population increased its share of national income from 3.9% in 2003 to 4.2% in 2017. The share of national income of the wealthiest 20.0% of the population decreased from 56.4% in 2003 to 50.8% in 2017. The following table presents information on income distribution in 2015 by population quintile in Chile, which is the latest available official data:

Income Distribution in 2017

(% of total income)

	Population Quintile
	I	II	III	IV	V
Individual Income	5.6	10.6	14.5	20.1	49.3

Source: Ministry of Social Development. Social and Economic Survey 2017. The table does not include education and health subsidies.

In 2019, the wealthiest 10.0% of municipalities collected 63.2% of all municipal income (mainly through real estate taxes), while the poorest 10.0% collected only 0.3%. The government created the Municipal Fund in 1979 as part of its efforts to redistribute resources across municipalities. This fund pools a percentage of revenues from fees collected by Chile’s 345 municipal governments on annual vehicle taxes and commercial licenses, as well as a portion of the amounts allocated to municipal governments by the central government from the collection of real estate taxes. The Municipal Fund then distributes these revenues to lower income municipalities. The Undersecretary of Regional Development (Subsecretaría de Desarrollo Regional) is required to publish on the Internet information about collections and the use of funds, outstanding debts and renegotiations. See “Public Sector Finances—General—Public Sector Accounts and Fiscal Statistics.”

Health Care System Reform

The Chilean health care system is comprised of a public sector administered by the government and a private sector, administered by licensed private insurers (Instituciones de Salud Previsional, or “Isapres”). The health system confronts important challenges, of which some are general and others are specific to each subsystem (i.e., public and private sectors). The overarching challenge is to restructure the health system to enable it to face the changing epidemiological and demographic reality of Chile’s population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. Additional difficulties result from the fact that health indicators vary significantly among the country’s different socioeconomic groups. Specific problems of the public subsystem include dissatisfaction resulting from delays, lack of service quality, reduced or non-existent access to expensive modern therapies and inefficiency. In the private subsystem, concerns center on price discrimination based on income, age, gender and preexisting diseases, the low levels of coverage for chronic and serious diseases and the difficulty inherent in comparing complex health plans.

Currently, Chile has a comprehensive rights-based health care system, known as Plan GES, which aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The system was introduced in 2002, through the implementation of a pilot plan that included three ailments. During the two subsequent years, the system incorporated 14 new pathologies. This pilot plan covered 25.0% of the most burdensome diseases detected in Chile’s population. In September 2004, a law was passed officially establishing Plan AUGE, guided by the principles of access, quality, financial protection and opportunity. The full plan commenced on July 1, 2005 and covered 56 ailments by 2007. As of December 31, 2019, Plan GES covered 85 ailments. The increase in the average cost per beneficiary for the standardized benefit package defined by the reform is now capped at the rate of growth of real wages in Chile.

The government health care reform also included the Health Authority and Management Act in 2004, which created a health authority with greater responsibilities and two new undersecretaries in the Ministry of Health: the Undersecretary of Health Care Networks and the Undersecretary of Public Health. In August 2011, Congress approved a bill that reduced or eliminated contributions by retirees to the public system. This measure became effective in November 2011.

Since 2007, the expansion of Plan GES coverage and improvements in health infrastructure have implied an increase in health expenditure. The 2020 annual public budget law allocates Ps.9,991 million to health expenditures (excluding infrastructure investments), compared to Ps.9,059 million for 2019, which represents an increase in real terms of 7.3% compared to 2019.

In April 2019, the government submitted a health care system reform to Congress providing for the creation of a universal health plan (the “Universal Health Plan” or Plan Universal de Salud) and a technical health council (Consejo Técnico de Salud) tasked with designing the health benefits to be included in the Universal Health Plan. The main purpose of the Universal Health Plan is to (i) promote transparency and competition in the private health system, eliminating arbitrary discriminations based on age, gender and health, (ii) increase the solidarity of the system, (iii) financially protecting beneficiaries, providing for a maximum annual contribution per beneficiary and (iv) increasing regulation over and solvency of Isapres.

Further, in October 2019, the government submitted to Congress a draft bill aiming at creating new insurance programs to cover severe illnesses and related medications.

In addition, in January 2020, the government submitted a bill to Congress aimed at: (i) expanding the Universal Health Plan to cover, among others, different health services, medications and GES ailments; and (ii) strengthening the role of National Health Fund (“Fonasa”) to guarantee access to the health benefits and services included in the Universal Health Plan to Fonasa beneficiaries. Fonasa will cover 80% of the expenses related to services provided under the Universal Health Plan for all Fonasa beneficiaries, and 100% of such expenses in the case of persons that receive the minimum wage and persons older than 60 years.

As of the date of this Annual Report all three bills were still pending approval in Congress.

Educational Reforms

In recent decades, multiple educational reforms were enacted to create the infrastructure and organizational conditions necessary to lengthen the school day at all subsidized educational establishments, to improve teacher training at university and secondary levels and to establish a new curriculum framework for basic education and secondary education.

Under the current program, primary school students (from age 6 through age 13) attend 1,520 hours per year and secondary school students (from age 14 through age 18) attend 1,620 hours per year. Children must attend school for thirteen years.

As a result of student demonstrations in 2006, a presidential advisory committee on educational matters was formed, which in 2007 drafted a bill reforming the education system. The work of this advisory committee resulted in an agreement between the government and all political parties to reform the Constitutional Law of Education and to improve the quality of education. In 2009, Law No. 20,370, the General Law on Education (Ley General de Educación, or LGE) was enacted to regulate primary and secondary education. Under the LGE, the state guarantees access and financing for preschool education. Additionally, in 2008, the government created the Bicentennial System, a program aimed at financing education of Chilean students at the world’s most prestigious universities and institutions.

In 2008, Law No. 20,248, established the Preferential School Subsidy (Subvención Escolar Preferencial, or SEP), a monthly financial subsidy introduced to aid elementary schools that enroll students with limited capabilities. During 2010 the subsidy program was expanded to include high school education, and new funds were channeled through the Educational Institutions State Subsidy (Subvención Estatal a Establecimientos Educacionales) (approved by Law No. 20,637), a subsidy which funds education for children whose parents cannot afford to send them to school.

During the years 2011 through 2013, sparked by protests by students and certain unionized teachers, the government passed additional legislation to further educational reform, including:

•

Law No. 20,501 on Quality and Equity of Education, which provided for the selection of school directors through the High Public Sector Managers selection process (Alta Dirección Pública, or ADP) and ending the employment stability afforded to underperforming teachers, among other initiatives; and

•

Law No. 20,529 on the Assurance of Quality in Education, which created the Superintendency of Education (Superintendencia de Educación Escolar) and the Agency for the Quality of Education (Agencia de la Calidad de la Educación), aimed at strengthening oversight education quality in Chile. The Agency is charged with setting forth new standards of quality and allowing the Superintendency to close underperforming educational institutions. The Superintendency is vested with the power to examine the accounts of institutions receiving public funding and their expenses.

In addition, in September 2012 the government established an Education Fund. The purpose of the Education Fund is to provide further funds to advance the goals listed in Chile’s annual budget law regarding education and, especially to finance preschool education, the Preferential School Subsidy, and the creation of grants for higher education. The government made an initial contribution to the Education Fund of US$4.0 billion. As of December 31, 2019, the Education Fund held assets valued at US$200.6 million.

Since 2014, Congress has passed several education reforms, which include the following measures:

•

Discontinuing of Public Funding of For-Profit Schools: Law No. 20,845 established a ban on profits by schools receiving public money, aiming to guarantee that resources are exclusively used for education. The law also contemplates a stronger regulatory role for the government.

•

Discontinuation of Co-Payments For Private Subsidized Schools: In Chile, parents have three main options in terms of financing when deciding schools for their children: public free schools, private paid schools, or private subsidized schools, for which parents have to co-pay some level of tuition fees. Law No. 20,845 seeks to discontinue the co-payment system and thereby eliminate selection based on the financing capacity of families where public funding is involved.

•

Discontinuation of Discriminatory Admissions Process in Public and Semi-Public Schools: This measure forbids any kind of arbitrary selection process that discriminates against students on socioeconomic, academic or cultural basis. Law No. 20,845 aims to reduce segregation and to guarantee the right of parents to choose any school for their children.

•

Regulation of Preschool Education: Law No. 20,835 created the Undersecretary of Preschool Education, who is tasked with defining educational policies, as well as the Superintendency of Preschool Education to regulate and oversee the attainment of the policy objectives at the preschool level.

•

Provisional Administration of At-Risk Schools: Offices of provisional administrator and closure administrator for higher education where established. These government officials are charged with taking over higher education institutions that face challenges to their sustainability, to ensure the continuity of studies by its students. The law containing this measure entered into force in December 2014.

•

Teacher’s Professional Development: Law No. 20,903 created the Teachers Professional Development System (Sistema de Desarrollo Profesional Docente), establishing a remuneration scale for teachers that takes into consideration their professional development and introducing certain qualification requirements and a student evaluation system.

•

Improvement of education quality: A new National Public Education System (Sistema Nacional de Educación Pública) became effective in 2018, aimed at strengthening the quality of education imparted to children, adolescents and adults that attend public educational institutions.

•	Higher Education Financing: Law No. 21,091 established a system to finance qualified universities providing higher education free of charge to the students that meet certain criteria.

•

Strengthening of public universities: Law No. 21,094 strengthened public universities with the creation of a Superior Council (Consejo Superior), a University Council (Consejo Universitario) and a regulatory body (Contraloría Universitaria).

Other educational programs and initiatives are being considered proactively by the government, such as the creation of more than 500 preschools throughout the country, the creation of a new admission system, the establishment of a nationwide network of technical education institutes, the creation of a new scheme to finance and administer schools currently in the hands of municipalities and the development of a national policy framework to strengthen the career paths of school teachers.

Legislation was enacted in 2017 establishing an institutional framework for public education comprising kindergartens, primary schools and secondary schools (Sistema de Educación Pública), an effective right to education and the adoption of measures to improve the quality of education. The goal is to ensure the delivery of quality education available to the population at large. The goal is expected to be achieved through the government’s support and supply of technical supervision to educational facilities. Such support and supply shall include the creation of decentralized entities through which representatives from the local educational communities (e.g., students, parents, teachers, staff, representatives of educational institutions, etc.) will be given the opportunity to participate in the discussion of educational matters.

Modernization of the State

Overview

Public sector modernization is one of Chile’s top policy priorities. Recent governments have undertaken to modernize the state by building a more efficient and transparent public administration, and by improving coordination between public institutions at different levels of government. This program involved multiple reforms, such as:

•

the creation of new public institutions in the areas of culture, infrastructure, social development, economic development, anti-trust regulation, environmental protection and public enterprise administration;

•	the decentralization of public sector institutions;

•	promoting competition among public institutions and improved performance in part through greater flexibility in budget allocations to those institutions;

•	the increased use of information technology;

•	increased citizen participation and broad protection of citizens’ rights; and

•	the establishment of simpler mechanisms for disseminating information, greater accountability of public authorities and internal auditing.

Innovation Fund for Competitiveness

In 2006, the government established the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad). The fund’s endowment must be invested in sciences, applied technology and education. Beginning in 2008, 25% of the annual resources provided to the Innovation Fund for Competitiveness were distributed to Regions to support local initiatives. The government applied US$213 million to the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad) in 2016, US$227 million in 2017, US$236.6 million in 2018, US$203 million in 2019 and has allocated an estimated US$48.7 million for 2020.

Transparency

To control the selection process of senior public servants, a new specialized entity was created, the National Civil Service Authority (Dirección Nacional del Servicio Civil), which became fully operational in 2004. As of December 31, 2017, 1,507 public positions were filled through this system. With the implementation of these rules, the president’s power to appoint public officials decreased from 3,110 to 600 posts (with the remaining 2,510 being appointed by the National Civil Service Authority). In addition, the role of performance-related compensation in the public sector was increased to improve productivity.

Chile has regulations relating to the financing of political campaigns for public office that are designed to limit the risk of improper financial influence in the conduct of voting campaigns. Regulations have also been adopted to ensure a competitive, standardized and transparent government procurement process that operates electronically.

In 2005, the principles of probity and transparency of acts of the government were formally incorporated into the Constitution. These changes were intended to guarantee that public officials’ decisions are taken free from corruption or undue influence and that actions and decisions taken by public officials are generally open to public scrutiny.

Commencing in 2006, the government focused on enhancing access to public information. In August 2008, an Access to Public Information Law was introduced, establishing a new legal framework that obliges all state administrative agencies to provide citizens with the information they request and to generally make information more available. A four-member Transparency Council (Consejo para la Transparencia) was created to oversee the enforcement of the law, which has resulted in government agencies making public previously privileged information.

In January 2007, Chile acceded to the United Nations Convention against Corruption, with the purpose of participating in the first global legislative instrument against corruption.

During the OECD admission process in 2009, Congress passed legislation reforming the corporate governance rules applicable to Codelco and private enterprises. In addition, the government introduced legislation to impose criminal liability on legal persons for money laundering, the financing of terrorism and bribery (Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offenses of Bribery, passed on December 2009) and to enhance access to banking information.

Antitrust Legislation

Under Chile’s Competition Law, fines may be imposed for anti-competitive conducts, criminal sanctions may be applied to cartel conduct or abuse of dominant position and the ability of directors and relevant executives to hold positions at competing firms is subject to limitations. Furthermore, concentrations whether by virtue of a merger, acquisitions of rights or assets, joint venture, association or otherwise that meet certain thresholds (in terms of annual sales) are subject to prior notification to, and approval by, the Fiscalía Nacional Económica (National Prosecutor Office for Economic Crimes, or FNE). The FNE is the agency in charge of investigations and bringing action for antirust infringements as well as reviewing concentration transactions, such as mergers, acquisitions of rights or assets, joint ventures, associations or otherwise that meet certain thresholds (in terms of annual sales).

30-day Payment Law

In January 2019, Congress enacted Law No. 21,131 (the “30-day Payment Law”), which establishes the obligation to pay invoices within a maximum term of 30 days from the date the invoice is received. Further, it authorizes the accrual of interest for every day in which payment is delayed and the payment of a commission on overdue invoices. The 30-day Payment Law sets the same payment terms for the public and private sectors. It also requires electronic dispatch notes to establish when the merchandise was delivered, which is used for purposes of calculating the 30-day term.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s external accounts reflect the country’s high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile’s balance of payments registered surpluses or deficits depending on trade dynamics and capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital investments. The balance of payments recorded surpluses of US$211 million and US$1.8 billion in 2015 and 2016, respectively, a deficit of US$2.8 billion in 2017 and a surplus of US$1.4 billion in 2018. In 2019, the balance of payments recorded a deficit of US$152 million.

Current Account

The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

The government believes that there have been and remain many economically viable investment projects and opportunities in Chile requiring the use of foreign savings. The government also believes that given the stage of Chile’s economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account trade deficits. Chile registered current account deficits of 2.5%, 2.0%, 2.2%, 3.9% and 4.1% of GDP in 2015, 2016, 2017, 2018 and 2019 respectively.

In 2015, the merchandise trade surplus decreased to US$3.4 billion due to decreasing exports. In 2016 and 2017, the merchandise trade surplus recovered, reaching US$4.9 billion and US$7.4 billion, respectively. The variations in the merchandise trade surplus in 2015, 2016 and 2017 were driven primarily by fluctuations in international copper prices. In 2018, the merchandise trade surplus declined to US$4.6 billion, mainly due to an increase in imports. In 2019, the merchandise trade surplus decreased to US$4.2 billion from US$4.6 billion for the same period in 2018, driven primarily by a decrease in merchandise exports, which in turn was mainly due to lower copper prices (US$69.9 billion for 2019 compared to US$75.2 billion for 2018). A decrease in merchandise imports to US$69.8 billion for 2019, compared to US$74.7 billion for 2018, was partially offset by the impact of the decrease in exports (measured in U.S. dollars).

Capital Account and Financial Account

The capital account balance records net capital transfers (inflows and outflows) payable between residents and non-residents and net acquisitions and dispositions of non-financial assets between residents and non-residents. The financial account records the net acquisitions and disposals of financial assets and liabilities involving residents and non-residents.

During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration in the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The capital account opening was fully completed in April 2001, when the Chilean Central Bank removed the remaining restrictions on foreign exchange operations, including among others, the mandatory and unremunerated reserve requirement of a portion of capital inflows (known as encaje) and the authorization requirement that was in place for a number of foreign investment inflows; though it kept the power to reinstate these measures or adopt new ones. In addition, the government has developed a number of actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments abroad by regulated Chilean institutional investors. As a result, the total volume of capital inflows and outflows has been increasing.

The Chilean Central Bank may request that a certain number of foreign exchange operations be made through the formal exchange market (Mercado Cambiario Formal), which is composed of banks and other entities authorized by the Chilean Central Bank, such as securities brokers, exchange bureaus and legal persons created with the exclusive purpose of participating in the market.

Additionally, the free trade agreement between Chile and the U.S. provides that Chile shall not be liable for damages arising from the imposition of restrictive measures with regard to payments and transfers made within a year from the date on which the restrictions were imposed, provided that such restrictive measures do not substantially impede exchange transfers.

In furtherance of the capital account liberalization, the government took steps to integrate foreign and domestic financial markets and encourage foreign investors to invest in the local debt market. In 2003, Chile launched a program for the periodic domestic issuance of treasury bonds to promote the development of long-term pricing benchmarks and increase the depth of the fixed income market. See “Public Sector Debt—Central Government Internal Bonds.”

The capital account registered a surplus of US$675 million in 2015, US$7 million in 2016, US$88 million in 2017, US$43 million in 2018 and US$1,076 million in 2019, mainly driven by an increase in direct investment to Chile.

The financial account (excluding change in reserves) has shown volatility, registering US$(5.0) billion, US$(3.1) billion, US$(4.7) billion, US$(10.1) billion and US$(8.6) billion in 2015, 2016, 2017, 2018 and 2019, respectively. This represented an amount equivalent to 2.2% of GDP, 1.2% of GDP, 1.6% of GDP, 3.7% of GDP and 3.2% of GDP in 2015, 2016, 2017, 2018 and 2019, respectively. Fluctuations in the financial account are primarily driven by shifts in portfolio investments, which given Chile’s high degree of integration with the international capital markets, are largely responsive to changes in domestic and international capital market conditions.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments

(in millions of US$)

	2015	2016	2017	2018	2019
Current account
Current account, net	(5,735)	(4,974)	(6,445)	(10,601)	(10,933)
Goods and Services, net	(148)	1,550	3,527	(119)	(932)
Merchandise Trade Balance	3,426	4,864	7,351	4,645	4,165
Exports	62,035	60,718	68,823	75,200	69,889
Imports	58,608	55,855	61,472	70,555	65,724
Services	(3,574)	(3,314)	(3,824)	(4,764)	(5,097)
Credits	9,520	9,526	9,789	9,839	9,417
Debits	13,094	12,840	13,613	14,603	14,514
Income, net	(7,406)	(7,805)	(11,452)	(12,838)	(11,354)
Income from investment	(7,078)	(7,524)	(11,027)	(12,223)	(10,741)
Income from direct investment(1)	(6,917)	(7,449)	(10,636)	(12,158)	(11,003)
Abroad	3,746	3,588	4,261	4,238	4,280
From abroad	10,663	11,037	14,897	16,396	15,283
Income from portfolio investment	30	184	(139)	539	765
Dividends	1,642	1,642	1,527	2,256	2,490
Interest	(1,611)	(1,457)	(1,666)	(1,717)	(1,725)
Income from other investment	(191)	(259)	(252)	(604)	(503)
Credits	611	685	763	775	971
Debits	802	944	1,015	1,379	1,474
Current transfers, net	1819	1,282	1,481	2,357	1,353
Credits	1937	1,577	2,029	3,200	2,556
Debits	(118)	(295)	(548)	(844)	(1,203)
Capital and financial accounts
Capital and financial accounts, net	(4,365)	(3,043)	(4,633)	(10,091)	(7,511)
Capital account, net	674	7	88	43	1,076
Financial account, net	(5,039)	(3,050)	(4,721)	(10,134)	(8,587)
Direct investment, net	(4,948)	(5,334)	(993)	(6,742)	(3,500)
Direct investment abroad	15,931	6,994	5,134	580	8,428
Shares and other capital	3,847	2,249	3,252	3,208	6,124
Earnings reinvested	2,664	2,614	3,208	3,420	3,675
Debt instruments(2)	9,419	2,132	(1,325)	(6,048)	(1,370)
Direct investment to Chile	20,879	12,329	6,128	7,323	11,928
Shares and other capital	6,493	6,148	2,075	2,447	6,116
Earnings reinvested	3,752	3,527	4,568	5,039	4,427
Debt instruments(2)	10,632	2,654	(515)	(163)	1,386
Portfolio investment, net	(1,211)	358	3,398	(1,510)	(8,393)
Assets	1,465	2,556	13,287	4,115	3,343
Liabilities	2,677	2,198	9,889	5,624	11,737
Financial Derivatives, net	722	690	65	883	(8,393)
Other Investment, net(3)	186	(569)	(4,441)	(4,161)	1,519
Assets	(3,221)	615	(527)	(112)	2,522
Commercial credits	(1,814)	400	834	397	(66)
Loans	(702)	(129)	(171)	(154)	(449)
Currency and deposits	(1,105)	703	(1,146)	(337)	1,918
Other assets	400	(360)	(44)	(17)	1,120
Liabilities	(3,407)	1,184	3,914	4,049	583
Commercial credits	(1,265)	(55)	631	630	(1,390)
Loans(3)	(2,331)	1,316	2,601	2,737	1,597
Currency and deposits	202	(77)	682	682	375
Other liabilities	(13)	—	—	—	—
Assets in reserve, net	211	1,805	(2,750)	1,397	(152)
Errors and omissions, net	20	1,916	1,637	424	(152)
Financial account (excluding change in reserves)	(5,040)	(3,050)	(4,721)	(10,134)	(8,587)

Total balance of payments	211	1,805	(2,750)	(1,397)	(152)

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Foreign Trade

Chile has generally followed an outward-oriented economic development strategy. Chile’s main trade policy objective is to improve and ensure access to all markets for its goods and services, as well as to encourage domestic and foreign investment. With a view to liberalizing the economy, all available channels have been used to give Chile’s trade policy an outward orientation, including unilaterally opening its markets and entering into bilateral and multilateral trade agreements.

Chile’s open trade policy covers goods, services and investments. Pursuant to its open trade policy, Chile’s applied MFN tariff was unilaterally phased down from 35.0% to 6.0% between 1985 and 2003. Since 2003, this uniform overall tariff has been maintained unchanged as a 6.0% ad valorem duty on imports for most products, which makes up over 98.0% of tariff lines. This low and uniform tariff is a distinctive feature of Chile’s trade policy.

Chile has effectively lowered its applied tariff rate to 0.79% (the 2019 average), as compared to 3.0% in 2003 through the implementation of free trade and other agreements.

Chile currently is a party to 29 bilateral agreements with 65 trading partners that accounted for 94% of its overall trade in 2019 (imports and exports, both MFN and preferential). The trading partners with which Chile has signed agreements are the P-4 (New Zealand, Singapore and Brunei), the European Union, Canada, the Republic of Korea, China, Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua), the United States, Hong Kong, SAR China, Mexico, EFTA (Switzerland, Norway, Iceland and Liechtenstein), Panama, Colombia, Peru, Ecuador, Venezuela, Mercosur (Argentina, Brazil, Paraguay and Uruguay), Bolivia, Malaysia, Japan, India, Australia, Turkey, Cuba, Vietnam Thailand and Indonesia. Chile is a founding member of the Pacific Alliance (with Colombia, Mexico and Peru) and signed the TPP11 (Australia, Brunei, Canada, Japan, New Zealand, Malaysia, Mexico, Peru, Singapore and Vietnam).

Chile is a founding member of the World Trade Organization.

Since 1994, Chile has been a member of, and an active participant in, the Asia-Pacific Economic Cooperation (APEC) forum. In recent years, the Asia-Pacific region has become a priority for Chilean trade policy. Initiatives have been launched within the APEC framework to facilitate trade, including mutual recognition agreements and free trade agreements. Chile hosted the APEC forum in 2019.

On January 5, 2016, the Senate approved an additional protocol to the Pacific Alliance, which is expected to decrease to 0% tariffs applicable to 92% of the goods traded among the members of the Alliance. The protocol was implemented by Chile on May 1, 2016.

In 2016, Chile and the EFTA (Switzerland, Norway, Iceland and Liechtenstein) began negotiations to enhance their existing free trade agreement, which was signed on June 26, 2003 and has been in effect since December 1, 2004. As of the date of this Annual Report, negotiations are ongoing.

In 2016, during the APEC Leaders’ Summit, a joint declaration was signed between Chile and South Korea, which expressed the willingness of both parties to begin negotiations for the deepening of their Free Trade Agreement in force since April 2004. Three negotiation rounds have been held: (i) the first in November 2018; (ii) the second in July 2019; and (iii) the third in October 2019. During these negotiations, the working groups reached an agreement with respect to Market Access, Trade Facilitation, Anti-Corruption, Intellectual Property, Labor, Environment, and Cooperation.

On June 5, 2017, Canada and Chile signed amendments to their free trade agreement entered into in July 1997, including amendments relating to sanitary and phytosanitary measures, technical barriers to trade, and trade and gender, among other issues. Further, the amendment introduced technical modifications to the existing chapter on government procurement and added new elements to the chapter on investment. This agreement entered into force on February 5, 2019.

In October 2017, the Pacific Alliance and Canada, Australia, New Zealand and Singapore began negotiations toward deepening their trade partnerships. There have been nine rounds of negotiations to date. The last one was held in Lima on November 2019.

On November 2, 2017, Argentina and Chile entered into a new bilateral trade agreement to expand and deepen their economic and trade relations, particularly with regards to trade of services. On January 9, 2019, the agreement was approved by Congress, entering into force as of May 1, 2019.

On November 11, 2017, Chile and China signed a new free trade agreement with the objective of broadening and deepening their existing agreement. The agreement includes new disciplines, such as e-commerce, services facilitation and competition policy. On October 22, 2018, the agreement was approved by Congress, entering into force as of March 1, 2019.

On November 16, 2017, Chile and the European Union began negotiations to bring the existing Association Agreement executed in 2002 in line with current standards, reinforcing cooperation in the fields of trade, security and politics, among others. The last round of negotiations was held in Santiago, Chile in November 25 to 29, 2019. The next round of negotiations will be held by videoconference in May 2020.

On December 14, 2017, Chile and Indonesia signed a Comprehensive Economic Partnership Agreement, providing for tariff preferences for each country’s exports. With this agreement, Chile became the first South American country to sign a trade agreement with Indonesia. The agreement entered into force on August 10, 2019.

On March 8, 2018, Chile signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). The CPTPP aims to contribute to economic growth and create new opportunities for companies, workers and consumers. The CPTPP provides for greater market access for Chilean exports as well as other advantages in areas such as services and investment, environmental and labor issues, e-commerce and public procurement. The parties to this agreement are Australia, Brunei, Canada, Chile, Malaysia, Mexico, Japan, New Zealand, Peru, Singapore and Vietnam. The CPTPP is in force among seven contracting parties (Australia, Canada, Japan, Mexico, New Zealand, Singapore and Vietnam) since January 2019. The agreement is pending ratification and is under consideration by Congress.

In June 2018, Chile and Brazil launched negotiations to sign a free trade agreement to reinforce the existing Economic Complementation Agreement (ACE 35), effective as of October 1, 1996. The agreement was signed in December 2018. The agreement is pending ratification and is under consideration by Congress.

On November 10, 2019, Chile and India launched negotiations to expand and deepen their Preferential Trade Agreement, which has been in effect since 2007. This agreement is intended to (i) strengthen trade integration and economic cooperation and (ii) increase the competitiveness of both countries in the world market through an enhanced partnership. Negotiations are expected to focus on (A) substantially increasing the number of tariff lines covered by the preferential treatment, and (B) enhancing the preferential treatment for tariff lines already included in the agreement. During these negotiations, Chile and India will also discuss further improvements in related areas, such as Rules of Origin and Product Specific Rules, among other matters. The first round of negotiations was held in December 2019. The next round of negotiations was scheduled for March 2020, but had to be postponed due the COVID-19 outbreak.

In light of the departure of the United Kingdom from the European Union, Chile and the United Kingdom have agreed on a legal instrument that makes a transition from the Association Agreement between Chile and the European Union to a bilateral agreement between Chile and the United Kingdom. The new agreement, which was signed by both parties on January 30, 2019, replicates the provisions of the original agreement with the European Union, with certain necessary changes to reflect the new bilateral construct. This instrument was approved by the Chilean Congress on September 3, 2019.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

The primary countries of origin of Chile’s imports in 2019 were China (from where 23.8% of total imports originated), the United States (19.6%), Brazil (8.1%), Argentina (4.8%) Germany (4.1%) and Japan 3.5%. The primary destinations of Chile’s exports in 2019 were China (which received 32.5% of total exports), the United States (13.7%), Japan (9.2%), South Korea (6.6%) and Brazil (4.5%). The proportion of Chile’s exports to Asia grew from 54.3% in 2018 to 54.9% in 2019, while the proportion of Chile’s exports to North America increased from 16.9% in 2018 to 17.0% in 2019. Chile’s geographical distribution of its imports during 2019, experienced some changes, for example, imports from North America increased from 23.2% in 2018 to 23.7% in 2019, while imports from Asia decreased from 35.0% in 2018 to 34.8% in 2019.

Merchandise exports (which exclude merchandise in tax free zones) amounted to US$62.0 billion in 2015, US$60.7 billion in 2016, US$68.8 billion in 2017, US$75.2 billion in 2018 and US$69.9 billion in 2019. Copper exports as a percentage of total exports decreased from 48.3% to 48.0% between 2015 and 2019, partially due to a lower increase in other exports. Since the mid-1980s, Chile has increased exports of nontraditional goods, principally seafood, agricultural products and wine. Imports totaled US$62.4 billion in 2015, US$59.4 billion in 2016, US$65.2 billion in 2017, US$74.7 billion in 2018 and US$69.8 billion in 2019. Fluctuations in imports are mainly explained by variations in internal demands. The largest portion of Chile’s imports consists of intermediate goods, such as oil and others fossil fuels, which accounted for 49.6% of total imports in 2019. The share of total imports, represented by consumer goods imports increased from 2015 to 2017 and decreased from 2017 to 2019, representing 28.6% in 2015, 30.0% in 2016, 31.8% in 2017, 30.1% in 2018 and 28.8% in 2019. Imports of capital goods have remained relatively stable as a percentage of total imports since 2015, representing 21.4% in 2015, 22.4% in 2016, 20.8% in 2017, 20.5% in 2018 and 21.6% in 2019.

The following tables set forth information regarding exports and imports for the periods indicated:

Exports of Goods (FOB)

(in millions of US$ and % of total exports)

	2015		2016		2017		2018		2019
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Mining and quarrying:
Copper	29,966.6	48.3	27,927.6	46.0	34,006.2	49.4	36,056.4	47.9	33,564.1	48.0
Iron	664.9	1.1	848.4	1.4	998.5	1.5	960.9	1.3	675.3	1.0
Silver	210.6	0.3	213.4	0.4	298.4	0.4	274.9	0.4	227.6	0.3
Gold	779.2	1.3	775.6	1.3	679.9	1.0	733.9	1.0	708.6	1.0
Molybdenum	167.5	0.3	151.7	0.2	216.9	0.3	348.4	0.5	306.4	0.4
Other	550.8	0.9	780.9	1.3	939.5	1.4	1,225.5	1.6	979.8	1.4

Total mining and quarrying	32,339.5	52.1	30,697.5	50.6	37,139.2	54.0	39,600.1	52.7	36,461.7	52.2

Agriculture and livestock, forestry and fishing and aquaculture:
Fruit	4,501.6	7.3	5,232.9	8.6	5,019.4	7.3	5,694.6	7.6	6,009.5	8.6
Forestry	29.3	—	30.8	0.1	40.8	0.1	55.2	0.1	63.1	0.1
Other	663.2	1.1	618.6	1.0	681.6	1.0	689.3	0.9	631.3	0.9

Total agriculture and livestock, forestry and fishing and aquaculture	5,194.1	8.4	5,882.3	9.7	5,741.8	8.3	6,439.2	8.6	6,703.8	9.6

Industrial:
Fishmeal	357.7	0.6	328.3	0.5	324.6	0.5	375.0	0.5	299.1	0.4
Salmon	3,088.2	5.0	3,463.6	5.7	4,159.5	6.0	4,729.6	6.3	4,660.3	6.7
Beverages and Tobacco	2,272.0	3.7	2,244.8	3.7	2,391.3	3.5	2,319.9	3.1	2,222.3	3.2
Forestry and wooden furniture	2,290.3	3.7	2,311.1	3.8	2,254.7	3.3	2,620.4	3.5	2,342.0	3.4
Pulp, paper and others	3,156.5	5.1	2,933.8	4.8	3,226.2	4.7	4,258.8	5.7	3,272.2	4.7
Chemicals	4,368.9	7.0	4,098.1	6.7	4,562.1	6.6	5,310.9	7.1	5,116.2	7.3
Other	8,967.8	14.5	8,758.8	14.4	9,023.8	13.1	9,546.6	12.7	8,811.4	12.6

Total industrial	24,501.5	39.5	24,138.5	39.8	25,942.2	37.7	29,161.1	38.8	26,723.4	38.2

Total exports	62,035.1	100.0	60,718.3	100.0	68,823.2	100.0	75,200.4	100.0	69,888.9	100.0

Source: Chilean Central Bank.

Imports of Goods (CIF)(1)

(in millions of US$ and % of total imports)

	2015		2016		2017		2018		2019
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Consumer goods:
Cars	2,517.8	4.0	2,582.4	4.3	3,334.2	5.1	3,915.0	5.2	2,938.7	4.2
Wearing apparel	2,687.1	4.3	2,652.8	4.5	3,072.8	4.7	3,256.7	4.4	2,939.1	4.2
Cell phone	1,567.7	2.5	1,663.9	2.8	1,685.7	2.6	1,688.1	2.3	1,509.0	2.2
Footwear	972.1	1.6	1,004.6	1.7	1,170.0	1.8	1,121.3	1.5	1,007.9	1.4
Meat	912.3	1.5	1,017.1	1.7	1,226.0	1.9	1,331.5	1.8	1,340.3	1.9
Other food	980.2	1.6	903.9	1.5	1,211.1	1.9	1,290.3	1.7	1,205.3	1.7
Televisions	577.9	0.9	659.8	1.1	681.0	1.0	671.3	0.9	576.4	0.8
Other	7,647.0	12.3	7,313.7	12.3	8,353.0	12.8	9,190.8	12.3	8,600.2	12.3

Total consumer goods	17,862.1	28.6	17,798.1	30.0	20,733.9	31.8	22,465.0	30.1	20,116.8	28.8
Intermediate goods:
Crude oil	2,874.4	4.6	2,383.3	4.0	3,272.1	5.0	4,233.2	5.7	4,124.3	5.9
Diesel	2,456.1	3.9	2,053.8	3.5	2,378.8	3.6	3,217.1	4.3	3,095.2	4.4
Parts and other machinery and equipment	2,452.5	3.9	2,325.0	3.9	2,324.8	3.6	2,619.5	3.5	2,450.5	3.5
Chemicals	3,558.2	5.7	3,107.1	5.2	3,391.2	5.2	3,964.3	5.3	3,763.9	5.4
Metal products	3,003.9	4.8	2,453.8	4.1	2,683.8	4.1	3,301.8	4.4	3,221.5	4.6
Liquefied natural gas	801.0	1.3	799.3	1.3	944.1	1.4	1,119.0	1.5	814.4	1.2
Carbon mineral	751.0	1.2	800.1	1.3	1,052.0	1.6	1,176.1	1.6	867.4	1.2
Fertilizer	980.6	1.6	709.5	1.2	757.2	1.2	839.6	1.1	831.0	1.2
Lubricant oil	311.3	0.5	243.9	0.4	300.2	0.5	315.4	0.4	313.6	0.4
Fiber and fabric	754.0	1.2	724.0	1.2	752.3	1.2	782.8	1.0	731.0	1.0
Other	13,254.5	21.2	12,676.9	21.4	13,063.0	20.0	15,395.8	20.6	14,401.0	20.6

Total intermediate goods	31,197.5	50.0	28,276.6	47.6	30,919.7	47.4	36,964.7	49.5	34,613.8	49.6
Capital goods:
Trucks and cargo vehicles	1,507.5	2.4	1,604.3	2.7	2,046.2	3.1	2,465.4	3.3	1,953.1	2.8
Motors, generators and electrical transformers	815.9	1.3	1,084.4	1.8	779.9	1.2	841.8	1.1	812.5	1.2
Machinery for mining and construction	735.3	1.2	559.0	0.9	631.5	1.0	950.1	1.3	1,058.8	1.5
Medical devices	824.2	1.3	817.6	1.4	808.2	1.2	930.9	1.2	920.4	1.3
Other machinery	3,552.0	5.7	3,359.4	5.7	3,666.3	5.6	3,886.9	5.2	3,902.8	5.6
Other transport vehicles	1,156.6	1.9	1,375.9	2.3	388.7	0.6	349.8	0.5	941.1	1.3
Other	4,736.8	7.6	4,500.4	7.6	4,738.8	7.3	4,739.8	6.3	4,740.8	6.8

Total capital goods	13,328.3	21.4	13,301.0	22.4	13,576.5	20.8	15,316.9	20.5	15,070.9	21.6

Total imports	62,387.8	100.0	59,375.7	100.0	65,230.1	100.0	74,746.5	100.0	69,801.6	100.0

(1)	Only imports of general regime as classified by the Chilean Central Bank.

Source: Chilean Central Bank.

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	2015	2016	2017	2018	2019
Exports (FOB)
Americas:
Argentina	1.3	1.2	1.4	1.1	0.9
Brazil	4.9	4.9	5.0	4.5	4.5
Mexico	2.2	2.0	1.7	1.7	1.9
United States	13.1	14	14.5	13.8	13.7
Other	11.8	11	10.7	9.2	9.2

Total Americas:	33.3	33.1	33.3	30.2	30.1
Europe:
France	1.3	1.3	1.3	1.4	1.3
Germany	1.3	1.2	1.6	1.4	1.2
Italy	1.7	1.4	1.3	1.1	1.1
United Kingdom	1.1	1.0	0.8	0.9	0.9
Other	10.2	9.9	10.0	9.4	8.8

Total Europe:	15.6	14.9	15.0	14.1	13.3
Asia:
Japan	8.5	8.5	9.2	9.2	9.2
South Korea	6.4	6.9	6.2	5.7	6.6
Taiwan	2.3	1.9	1.9	1.8	2.2
China	26.1	28.5	27.4	33.5	32.5
Other	5.9	4.8	5.7	4.1	4.4

Total Asia:	49.3	50.6	50.4	54.3	54.9
Other:(1)	1.9	1.5	1.3	1.4	1.8

Total exports:	100.0	100.0	100.0	100.0	100.0

Imports (CIF)
Americas:
Argentina	3.8	4.0	4.3	4.4	4.8
Brazil	7.8	8.0	8.8	9.1	8.1
United States	18.7	17.2	17.9	18.8	19.6
Other	13.2	12	13.0	12.6	11.8

Total Americas:	43.5	41.3	44.0	44.8	44.3
Europe:
France	2.6	3.3	2.0	1.9	2.4
Germany	3.9	4.0	4.1	4.0	4.1
Italy	1.9	1.9	1.8	1.7	1.9
United Kingdom	0.9	0.8	0.9	0.9	0.8
Other	7.7	8.7	7.5	7.7	7.1

Total Europe:	16.9	18.7	16.4	16.3	17.4

Asia:
Japan	3.3	3.3	3.3	3.3	3.5
South Korea	3.1	3.0	3.0	2.4	2.0
Taiwan	0.5	0.5	0.4	0.4	0.4
China	23.7	24.3	23.9	23.6	23.8
Other	5.3	5.4	5.7	5.3	5.1

Total Asia:	36.0	36.5	36.2	35.0	34.8
Other:(1)	3.6	3.5	3.4	3.9	3.4

Total imports:	100.0	100.0	100.0	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is an important contributor to the service trade sector. In 2015, exported and imported services decreased by 11.2% and 8.4%, respectively, mainly due to a reduction in exports and imports of transportation services to Asia, the Americas and Europe. In 2016, exported services had a 1.4% nominal decrease, mainly driven by a decrease in transport, while imported services had a 3.2% nominal decrease in the same period, due to a decrease in transport, financial services, insurances and pension. In 2017, exported and imported services increased by 6.8% and 3.3%, respectively, mainly due to the increase in tourism sector in the case of exports and transport and the tourism sectors in the case of imports. In 2018, exported and imported services increased by 0.8% and 5.0%, respectively, mainly due to an increase in transport services. In 2019 exported and imported services decreased by 4.3% and 0.6%, respectively, mainly due to a decrease in transport and tourism services, respectively.

Foreign Direct Investment (FDI)

Chile’s constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as DL 600, or DL600, sets forth the general rules applicable to foreign investors covering repatriation of capital, withdrawal of profits and access to the formal exchange market. It establishes different kinds of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings. An alternative regime under which foreign investments may be made in Chile is Chapter XIV of the Chilean Central Bank’s Compendium of Foreign Exchange Regulations (Capítulo XIV del Compendio de Normas Internacionales del Banco Central de Chile). Under this regime, foreign investors may freely transfer into Chile capital contributions and loans through convertible foreign currency. Investors are required to inform the Chilean Central Bank of the transactions, but are not subject to prior registration or approval requirements.

Under DL 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the term for which the investment or investments must be made. In the case of mining investments, the period during which the investments in Chile may be made is generally 8 to 12 years. In all other economic sectors, such period is generally three years.

The 2014 tax reform enacted by Law No. 20,780 revoked DL600 effective as of January 2016. However, existing agreements under DL600 remain in full force and effect. In 2015, Congress enacted legislation guaranteeing access to the “formal exchange market,” allowing banks and other authorized entities to trade in currencies, and allowing entities to remit capital and profits abroad. The legislation prohibits arbitrary discrimination and contemplates an exemption from value added tax (VAT) for sales of goods that meet certain requirements. The law also provides for the creation of a special committee of Ministers to advise the president on the adoption of national policies regarding foreign investment, as well as an administrative agency to implement new policies on foreign investment.

Further, the legislation provides a transitional regime that maintains the effectiveness of agreements entered into under DL600. This bill also ensures a stable income tax rate of 44.45% for a period of four years in exceptional cases.

The following table presents foreign direct investment, including capital and debt, between 2014 and 2018 by sector:

Stock of Foreign Direct Investment(1)

(in millions of US$)

	2014	2015	2016	2017	2018
Agriculture and Fishing	1,981	2,233	2,387	2,738	2,766
Mining	67,698	76,631	76,194	78,379	73,484
Manufacturing industries	10,088	9,920	10,498	11,876	11,595
Electricity, gas and water supply	15,594	19,088	19,730	20,899	23,313
Construction	3,511	3,395	3,323	3,954	4,406
Wholesale and retail trade	6,761	5,832	5,976	7,344	7,584
Hotels and restaurants	271	217	121	132	138
Transport and storage	11,291	10,298	10,016	9,652	9,267
Communications	7,404	6,325	7,304	8,871	8,524
Financial services	72,130	74,490	84,356	95,996	110,085
Engineering and business services	2,092	3,122	3,760	4,277	3,826
Other services	2,065	2,223	2,365	2,562	3,312
Not classified	29,084	25,277	30,294	34,904	17,835

Total	229,972	239,052	256,325	281,583	276,134

(1)	Including capital and debt.

Source: Chilean Central Bank.

FDI inflows into Chile between 2014 and 2018 averaged US$13.7 billion, and primarily originated from Spain (16.4%), Italy (11.3%), the United Kingdom (10.6%), Canada (10.1%) and the United States (6.7%). During that period, FDI originating from Europe accounted in the aggregate for 56.9 % of total FDI, respectively.

Between 2014 and 2018, financial services (banking, insurance, investment companies, investment funds, risk capital investment funds and other financial services) accounted for 58.9% of total FDI; mining accounted for 14.0% of total FDI; electricity, gas and water supply accounted for 12.7%; and manufacturing accounted for 3.6%.

MONETARY AND FINANCIAL SYSTEM

Role of the Chilean Central Bank

The 1980 Constitution defined the Chilean Central Bank as an autonomous legal entity. The Chilean Central Bank is governed by the 1989 Central Bank Act, which has the rank of a constitutional organic law. To the extent consistent with this law, the Chilean Central Bank is also subject to the private sector’s laws and regulations. The Chilean Central Bank is prohibited from lending funds to the government or buying government debt, either directly or indirectly, except in a state of war or danger thereof. The Chilean Central Bank is governed and managed by a Council composed of five members. The president of the Republic, with the prior consent of the Senate, appoints each member of the Council for staggered, renewable ten-year periods. One seat on the Council is subject to election every two years. The president of the Republic appoints the president of the Chilean Central Bank’s Council, who serves for a period of five years, from among the Council members. The quorum required for the Council to operate is three out of the five members, and the motions must be approved by a majority of those present. If the Council cannot reach a decision, the president of the Council casts the deciding vote.

According to the Central Bank Act, the main objective of the Chilean Central Bank is to maintain the stability of the Chilean currency and the orderly functioning of Chile’s internal and external payment system. To achieve these purposes, the Central Bank Act vests the Chilean Central Bank with the authority to set reserve requirements for banks, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Chilean Central Bank to implement a wide range of policy tools for controlling monetary and exchange rate policy.

Monetary and Exchange Rate Policy

General Overview

The Chilean Central Bank’s monetary policy has generally focused on protecting the value of the country’s currency and seeking to keep the inflation rate low and stable. To fulfill this task, the Chilean Central Bank has followed a countercyclical strategy, which, in addition to preserving price stability, seeks to avoid extreme changes in domestic demand. In this sense, the Chilean Central Bank’s monetary policy intends to achieve price stability over time, taking into account the effects this policy has on economic activity and employment in the short and medium terms.

The Chilean Central Bank’s focus on price stability has translated into an inflation targeting monetary approach. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained 3.0% (+/- 1.0%), as it was during the 2001-2006 period.

With regard to exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, when the Chilean Central Bank adopted a free-floating exchange rate regime, after a period of favorable monetary and exchange rate conditions. These circumstances included low and stable inflation, adequate financial regulation, an exchange rate within the set-floating band, development of exchange rate and financial hedging instruments, and improvements in private risk management. Hence, the introduction of the free-floating regime was achieved without shocks and rapidly led the Chilean currency to reflect its actual market value.

During the 1990s, the Chilean Central Bank also used reserve requirements (encaje) to prevent foreign currency inflows that could have affected the value of the Chilean peso. See “Balance of Payments and Foreign Trade—Balance of Payments—Capital Account and Financial Account.” A foreign exchange free-floating regime, however, does not mean the Chilean Central Bank cannot intervene in the market when it considers the currency to be moving too far from its equilibrium value, which could result in costly reversions. Nevertheless, these interventions take the form of transparent, well-founded measures, and include clearly delineated periods and amounts involved, as well as the clear explanation of the reasons behind these exceptional actions.

During 2019, the Chilean Central Bank reduced the monetary policy rate by 125 basis points to reach 1.75% as of December 31, 2019. For further reductions of the monetary policy rate, see “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy.”

Monetary Policy and Interest Rate Evolution

The Chilean Central Bank’s monetary policy is based on an interest rate target. Since August 2001, when the Central Bank shifted its monetary policy instrument from an indexed interest rate to a nominal one, the subject of the target has been the daily interbank nominal interest rate, known as the monetary policy rate (Tasa de Política Monetaria, or TPM). This measure was complemented by the gradual replacement of short-term inflation-indexed debt securities denominated in UF with new medium-term debt securities denominated in nominal pesos.

The use of nominal rather than real interest rates is part of the modernization of the Chilean Central Bank’s monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregated volatility. It is also intended to simplify international financial integration, expedite risk management and increase the transparency of the interest rate itself.

To ensure that the TPM rate falls within the desired range, the Chilean Central Bank must regulate the financial system’s liquidity (measured in terms of reserves), using a set of instruments, including: (i) liquidity deposits, lines of credits and open market transactions; and (ii) buying and selling short-term promissory notes. These tools also incorporate the banking reserve deposits, although currently the Chilean Central Bank is not using this mechanism as an active monetary policy instrument.

Banks and other financial institutions maintain a liquidity deposit account with the Chilean Central Bank, where a one-day deposit can earn a predetermined interest rate. This rate establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line from the Chilean Central Bank for which they pay a predetermined overnight interest rate. This credit line is divided into three tranches: the first corresponds to 40.0% of the total credit line, and the second and third tranches are each 30.0% of the credit line. Each succeeding tranche has a higher interest rate, and the maximum credit line allowance equals 60.0% of each bank’s reserve requirements.

As mentioned above, the Chilean Central Bank also conducts short-term liquidity management, mainly through repurchase agreements. Repurchase agreements are a complementary liquidity line for banks, for which the Chilean Central Bank announces a daily rate, and banks indicate which instruments they wish to sell to the Central Bank at that rate. To maintain the base interest rate at the desired level, the Chilean Central Bank conducts open-market transactions, buying repurchase agreements that use promissory notes with maturities of less than seven days or selling reverse repurchase agreements (which is the sale of an asset with a simultaneous agreement to repurchase the asset at a specified price).

The following table sets forth the Chilean Central Bank’s average interest rates for the periods indicated.

Chilean Central Bank Average Interest Rates

(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2015	4.14	—	—	—	3.06
2016	—	—	—	—	3.50
2017	—	—	—	—	2.73
2018	—	—	—	—	2.55
2019	—	—	—	—	2.49

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)

BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Recent Developments—Monetary Policy and Interest Rate Evolution.”

Source: Chilean Central Bank.

The following table sets forth the Chilean Treasury’s average interest rates for the periods indicated. Unless otherwise indicated, percentages show a nominal average interest rate of issuances by the Chilean Treasury for that year.

Chilean Treasury Interest Rates(1)

(in %)

	BTP (1)			BTU (2)
Year	5 years	10 years		5 years		10 years
2015	—	4.47	(3)	1.12	(4)	1.61	(5)
2016	4.16	4.60	(6)	1.24	(7)	1.43	(8)
2017	3.67	—		0.89	(9)	—
2018	4.20	4.81		1.07		1.76
2019	3.64	3.47		0.33		0.72

(1)	BTP: Peso-denominated Chilean Treasury notes.
(2)	BTU: UF-denominated Chilean Treasury notes.
(3)	Issued April 22, 2015.
(4)	Issued September 2, 2015.
(5)	Issued May 20, 2015.
(6)	Issued June 22, 2016.
(7)	Issued May 11, 2016.
(8)	Issued July 21, 2016.
(9)	Issued June 7, 2017.

Source: Ministry of Finance.

Inflation

Reversing policies from previous years, and following the Chilean Central Bank’s attainment of full autonomy in 1990, inflation was successfully curbed over the decade that followed, falling from 27.3% in 1990 to 4.5% in 2000. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained 3.0% (+/- 1.0%), as it was during the 2001-2006 period. Inflation is measured by the change in the CPI for the relevant calendar year, unless otherwise specified.

As of December 31, 2015, the inflation rate stood at 4.4% (year-on-year). The TPM, which remained at 3.0% through September 2015, was increased to 3.25% in October 2015 and to 3.5% in December 2015.

As of December 31, 2016, the inflation rate stood at 2.7% (year-on-year). The TPM remained stable at 3.5% throughout the year.

As of December 31, 2017, the inflation rate stood at 2.3% (year-on-year). The Central Bank lowered the TPM to 3.40% in January 2017, 3.25% in February 2017, 3.13% in March 2017, 2.88% in April 2017, 2.65% in May 2017, and 2.50% in June 2017, remaining at that level for the rest of 2017.

As of December 31, 2018, the inflation rate stood at 2.6% (year-on-year). The Central Bank increased the TPM by 25 basis points to 2.75% in October 2018.

As of December 31, 2019, the inflation rate stood at 3.0% (year-on-year). The TPM increased to 1.75% throughout the year. As of April 1, 2020, the TPM remained at 0.50%. For recent developments on the TPM, see “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy.”

One alternative metric used to measure inflation in Chile is the Producer Price Index (PPI). The PPI measures the average change over time in the selling prices received by domestic producers of goods and services. While the CPI measures price change from the purchaser’s perspective, the PPI measures price change from the perspective of the producers.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percentage Change from Previous Year at Period End
	CPI	PPI(1)
2015	4.3	(5.5)
2016	3.8	8.6
2017	2.2	8.4
2018	2.6	1.0
2019	3.0	6.1

(1)	Manufacturing, mining and electricity, water, and gas distribution industries.

Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

Between 1990 and 1999, the Chilean Central Bank’s exchange rate policy was aimed at restraining the appreciation of the peso against a basket of currencies via a crawling exchange rate band. From 1993 to 1997, the nominal exchange rate fluctuated within a narrow range around Ps.400/US$1.00. Throughout the period, however, the real exchange rate appreciated due to the positive (although decreasing) inflation differential between Chile and its trade partners. The nominal stability of the peso resulted from two factors: capital inflows contributing appreciation pressure to the nominal exchange rate and the Chilean Central Bank counteracting this via regular (sterilized) interventions in the foreign exchange market inside the flotation band, and occasional increases in the coverage of unremunerated reserve requirements.

In September 1999, the Chilean Central Bank dropped the crawling exchange rate bands for the Chilean peso, adopting a free floating exchange rate, although it retained the right to intervene when the exchange rate moved too far from its equilibrium value.

Between 2000 and 2006, the exchange rate presented two strong trend shifts.

Between 2000 and 2002, the peso was volatile and depreciated sharply because of the effects of the Argentine sovereign debt default and the disruption in international markets due to the terrorist attacks of September 11, 2001. This triggered a strong fall in copper prices, and low liquidity in the market coupled with a general uncertainty in part due to the political and economic situation in Brazil. During this period the exchange rate reached its historical peak on October 11, 2002 of Ps.756.56/US$1.00. As a result, in late 2002 the Chilean Central Bank announced an exchange intervention to stabilize the currency.

The period 2003-2006 experienced a change in trend due to the appreciation of the peso, which was largely due to favorable financial conditions in emerging economies, a rebound in copper prices and a sharp depreciation in the dollar in international markets.

During 2007, the peso appreciated considerably against the U.S. dollar, trading, in December 2007 at an average exchange rate of Ps.499.28/US$1.00, in comparison with an average exchange rate of Ps.527.6/US$1.00 in December 2006. The peso had not reached this level of appreciation since May 1999.

Beginning in the fourth quarter of 2007 and until April 2008, the peso appreciated in both nominal and real terms. This appreciation, common to most emerging economies, was driven by both the weakening of the U.S. dollar globally and large global imbalances.

Taking into consideration the potential adverse effects on Chile’s financial stability that could have resulted from the worsening global economic conditions, on April 10, 2008 the Chilean Central Bank Council decided to intervene in the foreign exchange market during 2008 and announced an international reserves accumulation program of US$8 billion, to be implemented between April and December 2008. Announcing the intervention was consistent with the transparency principles that governs the Chilean Central Bank’s policymaking and with the floating exchange rate and inflation targeting schemes currently in force. The accumulation of reserves also modified the Chilean Central Bank’s foreign currency position, consistent with the assessment that, at the time of the intervention, the real exchange rate was below the level that would prevail in normal global real and financial conditions.

At the end of September 2008, the peso traded at Ps.552/US$1.00 and the Chilean Central Bank Council announced the end of its reserve accumulation program, which had added US$5.75 billion in reserves, representing a 30.0% increase compared to March 2008. In line with the value of U.S. dollars in relation to other currencies, after September 2008 the peso continued to depreciate, dropping to approximately Ps.629/US$1.00 at the end of 2008.

During 2009, the peso appreciated against the U.S. dollar, particularly during the fourth quarter, reaching Ps.506.4/US$1.00 by the end of the year. In line with the currencies of many emerging economies, the peso appreciated against the U.S. dollar during 2010. In 2011 and 2012 the Ps./US$ exchange rate experienced more volatility echoing the volatility in the global markets, reaching Ps.478.6/US$1.00 in December 2012. During 2013, 2014 and 2015 the peso continued to depreciate strongly against the U.S dollar, reaching Ps.523.8/US$1.00 by the end of 2013, Ps.607.4/US$1.00 by the end of 2014 and Ps.707.3/US$1.00 by the end of 2015. The depreciation of the peso during that period was mainly due to the appreciation of the dollar internationally. The Chilean Peso recovered in 2016, trading at Ps.667.3/US$1.00 on December 31, 2016 and Ps.615.2/US$1.00 on December 31, 2017. In 2018, the peso experienced a strong depreciation, trading at Ps.695.7/US$1.00 on December 31, 2018, mainly due to less favorable economic conditions for emerging countries. During the twelve months ended December 31, 2019, the Chilean peso fluctuated vis-à-vis the U.S. dollar, with the Chilean peso trading at Ps.744/US$1.00 on December 31, 2019, compared to Ps.696/US$1.00 on December 31, 2018. See “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy—Exchange Rate Policy.”

Since the widespread demonstrations and social unrest that began in October 2019, which adversely affected Chilean businesses and the economy generally (see “The Republic of Chile—Social Developments” and “Recent Developments—The Republic of Chile—Social Developments”), the peso depreciated significantly against the U.S. dollar, to Ps.828.25/US$1.00 as of November 29, 2019. To mitigate the currency’s volatility and allay liquidity issues, the Chilean Central Bank adopted a series of monetary counter-measures, including: (i) the commencement of swaps auctions; (ii) a program of repurchase transactions; (iii) the suspension of the issuance of Chilean Central Bank’s discountable promissory notes (until December 8, 2019); (iv) an offer to repurchase securities of the Chilean Central Bank, available to all financial institutions authorized to operate in the SOMA; (v)

foreign currency sales at spot prices for up to US$10,000 million; and (vi) sales of exchange hedging instruments for up to US$10,000 million. Subsequently, the Chilean Central Bank adopted further measures to increase the frequency of the transactions mentioned in (i) and (ii) above and increased the range of financial instruments it would accept as guarantees for such transactions. Measures (v) and (vi) were announced on November 28, 2019, and are expected to remain in effect until May 29, 2020.

The following table shows the fluctuations in the nominal exchange rate since 2002.

Observed Exchange Rates(1)

(pesos per US$)

	High	Low	Average(2)	Period-End
2002	756.6	641.8	688.9	712.4
2003	758.2	593.1	691.4	559.4
2004	649.5	559.2	609.5	559.8
2005	592.8	509.7	559.8	514.2
2006	549.6	511.4	530.3	534.4
2007	548.7	493.1	522.5	495.8
2008	676.8	431.2	522.5	629.1
2009	643.9	491.1	559.6	506.4
2010	549.2	468.4	510.4	468.4
2011	533.7	455.9	483.4	521.5
2012	519.7	469.7	486.8	478.6
2013	534.0	466.5	495.0	523.8
2014	621.4	524.6	570.4	607.4
2015	715.7	597.1	654.2	707.3
2016	730.3	645.2	676.9	667.3
2017	679.1	615.2	649.3	615.2
2018	698.6	588.3	640.3	695.7
2019	828.3	649.2	702.6	744.6

(1)	The table presents the annual high, low, average and period-end observed rates for each year.
(2)	Represents the average of average monthly rates for the periods indicated.

Source: Chilean Central Bank.

International Reserves

The Chilean Central Bank manages its international reserves according to the free-floating exchange rate regime.

In 2011, the Chilean Central Bank increased reserves to strengthen its international liquidity position, by engaging in periodic purchases of foreign currency, thus increasing the international reserve level by US$14.1 billion at the end of 2011, to US$42.0 billion. Since then, international reserves have remained relatively stable. See “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy—International Reserves.”

The following table shows the composition of net international reserves of the Chilean Central Bank for the years indicated:

Net International Reserves of the Chilean Central Bank

(in millions of US$)

	As of December 31,
	2015	2016	2017	2018	2019
Chilean Central Bank:
Assets:
Gold	8	9	10	10	12
SDRs	1,058	728	770	751	746
Reserve position in the IMF	363	215	251	367	419
Foreign exchange and bank deposits	5,576	7,445	3,714	4,639	5,436
Securities	31,597	32,082	34,235	34,094	34,045
Other assets(1)	39	15	2	—	—

Total	38,643	40,494	38,983	39,861	40,657

Liabilities:
Reciprocal Credit Agreements	—	—	—	29	—
Bonds and promissory notes	516	608	607	234	227
Accounts with international organizations	82	86	85	83	84
SDR allocations	1,133	1,099	1,165	1,138	1,131

Total	1,731	1,793	1,857	1,485	1,443

Total international reserves, net	36,912	38,701	37,126	38,376	39,214

(1)	Includes Reciprocal Credit Agreements with the central banks member of ALADI’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against the effects of external shocks.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)

(in billions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
Currency in circulation	5,679.3	6,057.7	6,364.9	6,590.9	7,372.4
Bank reserves	4,022.7	4,114.1	4,868.0	5,129.7	6,023.3
Monetary base	9,701.9	10,171.7	11,232.9	11,720.6	13,395.7

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates

(in billions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
Currency in circulation	5,679.3	6,057.7	6,364.9	6,590.9	7,372.4
Demand deposits at commercial banks	22,530.8	23,312.3	25,956.2	28,862.1	35,098.6

M1(1)	28,210.0	29,370.0	32,321.0	35,453.0	42,471.0
Total time and savings deposits at banks	67,961.0	74,793.6	90,826.5	99,214.2	106,969.4
Others	1,132.4	1,436.1	1,195.6	2,997.3	2,344.3

M2(2)	99,303.4	105,599.6	124,343.2	137,664.5	151,784.6
Foreign currency deposits at Chilean Central Bank	14,524.2	14,588.9	14,307.8	15,657.7	21,148.9
Documents of Chilean Central Bank	9,013.2	8,249.4	7,412.9	7,195.4	3,192.8
Letters of Credit	834.3	541.3	400.2	341.9	306.9
Private Bonds	18,754.9	20,247.4	21,575.1	24,320.1	27,550.7
Others	29,995.9	36,393.0	40,311.4	49,131.1	51,871.6

M3(3)	172,425.9	185,619.6	208,350.6	234,310.9	255,855.6

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)

M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)

M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators

(in %)

	2015	2016	2017	2018	2019
M1 (% change)	10.7	4.1	10.0	9.7	19.8
M2 (% change)	11.0	7.3	4.6	10.7	10.3
Credit from the financial system	10.1	8.4	7.0	8.0	7.8
Average annual peso deposit rate(1)	1.1	1.1	1.0	0.7	0.1

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates

(in billions of pesos)

	As of December 31,
	2015	2016	2017	2018	2019
Liquidity aggregates (at period end)	9,702	10,172	11,233	11,721	13,396
Monetary base:
Currency, excluding cash in vaults at banks	5,679	6,058	6,365	6,591	7,372
M1(1)	28,210	29,370	32,321	35,453	42,471
M2(2)	110,721	118,849	124,343	137,665	151,785
M3(3)	183,844	198,869	208,351	234,311	255,856
Credit aggregates (at period end):
Private sector credit	130,871	137,643	144,250	158,839	174,192
Public sector credit	(657)	(732)	2,957	2,910	4,237

Total domestic credit(4)	102,942	108,282	129,294	142,030	152,531

Deposits:
Chilean peso deposits	115,477	122,747	131,421	142,693	158,161
Foreign-currency deposits	20,567	21,547	20,070	20,263	27,453

Total deposits	136,045	144,295	151,492	162,956	185,614

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention followed by periods of deregulation. In the early 1970s, the banking sector was controlled by the state and highly regulated. In 1974, a process of interest rate liberalization, removal of credit controls and banking privatization began. However, after the financial crisis that affected Chile during 1982 and 1983, the Chilean Central Bank and the CMF established strict controls on the funding, lending and general business matters of the banking with industry in Chile. In 1986, the General Banking Law was introduced, which had as its main objectives to improve banking system supervision and regulation. The General Banking Law was rewritten in 1997, beginning a new era of liberalization. Among other matters, this amendment allowed the entry of new entities into the system (CMF granted permits to seven new banks) and the internationalization of banks. In addition, under this legislation, the CMF adopted international monitoring standards, incorporating the First Basel Committee’s 1998 Capital Accord and, recently, Basel II.

According to the General Banking Law, banks are special stock corporations engaged in the business of receiving money or funds from the general public, in order to use them to grant loans, discount documents, make investments and financial intermediation, and generally perform any other operation permitted by law. Nevertheless, banks may conduct only those activities allowed by the General Banking Law. Furthermore, the General Banking Law limits the amount invested in certain activities. Directly or through subsidiaries, banks may also engage in certain specified additional activities, such as securities brokerage services; mutual funds, investment funds or foreign capital funds management; factoring; securitization; financial leases and insurance brokerage services. Subject to certain limitations and with the prior approval of the CMF and the Chilean Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as placement agents and underwriters of initial public offerings of shares and of cross-market products of their subsidiaries. Banks are authorized to operate in derivatives transactions, including forwards, futures, swaps and, since 2007, options.

Currently, commercial banks in Chile face growing competition from several sources, which has led to consolidation in the banking industry. Competition in the extension of credit has come increasingly from department stores, through the issue and management of credit cards, and foreign banks. In addition, two of Chile’s largest department stores have, through related entities, obtained licenses and begun to engage in commercial banking activities, while a third has acquired an existing bank.

As of December 31, 2019, Chile’s banking sector comprised 17 privately owned domestic banks and one state-owned bank (Banco Estado). On April 1, 2016, Corpbanca and Itaú Bank merged into a new entity accounting for approximately 14.0% of the Chilean banking market (measured by loans). Further, in 2018, the Bank of Nova Scotia Group acquired control of Banco Bilbao Vizcaya Argentaria, Chile, as well as other related companies that conduct banking-related activities in Chile (including BBVA Seguros Vida, S.A.).

In addition, there are four branches of foreign banks authorized to operate in Chile. As of December 31, 2019, the Chilean banking system had a total amount of outstanding loans equal to US$264 billion. Under the third capital markets reform, provided by Law No. 20,448, agencies of foreign banks are allowed to market the loan products they offer abroad. See “Capital Markets—Capital Markets Reforms.”

The following table provides certain statistical information on the financial system:

Chilean Financial System

(in millions of US$, except for percentages)

	As of December 31, 2019
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	330,145	84.6%	228,177	86.5%	167,547	82.0%	25,630	89.5%
Foreign- owned private-sector banks(2)	1,763	0.5%	370	0.1%	556	0.3%	580	2.0%

Private-sector total	331,908	85.1%	228,546	86.6%	168,104	82.2%	26,210	91.5%
Banco Estado	58,224	14.9%	35,285	13.4%	36,324	17.8%	2,421	8.5%

Total banks	390,132	100.0%	263,831	100.0%	204,427	100.0%	28,631	100.0%

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)

Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks would be as follows: assets: 41.0%, loans: 42.0%, deposits: 38.0%, shareholders’ equity: 46.0%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the four largest Chilean private-sector banks, state-owned Banco Estado and other banks in the aggregate:

	As of December 31, 2019
	In billions of Pesos	Market Share (%)
Banco Santander-Chile	50.6	17.4%
Banco Estado	43.4	14.9%
Banco de Chile	41.3	14.2%
Banco de Crédito e Inversiones	50.3	17.3%
Itaú Corpbanca	33.8	11.6%
Other banks	71.2	24.5%

Total Banking System	290.5	100.0%

Source: CMF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators

(%)

	2015	2016	2017	2018	2019
Return on assets	1.1	0.9	1.0	1.0	0.9
Return on equity	14.2	11.0	12.2	11.6	12.1
Non-performing loans as a percentage of total loans	0.9	0.8	0.9	0.9	0.9
Gross operational margin/assets	4.4	4.2	4.3	4.2	4.1
Operating expenses/operating revenue	47.4	50.2	49.4	47.6	45.1
Operating expenses/average total assets	2.1	2.1	2.1	2.0	1.9
Regulatory capital to risk-weighted assets	12.6	13.8	13.8	13.3	12.8

Source: CMF.

Banking Regulation

On June 1, 2019, the SBIF was merged into the CMF, which became the sole regulator in charge of overseeing the conduct and stability of banks and financial institutions in Chile.

In addition, the Chilean Central Bank oversees exchange rate policy and regulates international capital movements and certain bank operations.

The CMF monitors and oversees Chile’s banks (excluding the Chilean Central Bank), as well as a subset of the cooperatives that hold savings deposits and provide credit (the largest cooperatives in terms of capital) and mutual guarantee entities, companies whose corporate purpose includes the issuance or operation of credit cards or any other similar credit system (mainly supermarkets and department store chains), and companies that issue or operates prepaid cards. Additionally, the CMF authorizes the incorporation and licensing of new banks and foreign banks branches, and has broad powers to issue, interpret and enforce banking regulations (both legal and regulatory). The CMF must also approve any bank merger, bylaw amendment, capital increase and any acquisition of 10.0% or more of the equity interests in a bank. In case of non-compliance, the CMF has the authority to impose a range of remedial actions.

The CMF has signed several Memoranda of Understanding providing for mutual cooperation and the exchange of information in recent years, including with the Office of the Superintendent of Financial Institutions of Canada (2010), with the China Banking Regulatory Commission (2011), with the Financial Superintendency of Colombia (2012), and with the Superintendency of Banks of Panama (2013). Additionally, Decree No. 3,538, as amended in January 2019, provides that the CMF, the Chilean Central Bank and the Superintendence of Pensions may share information with each other, except data protected by bank privacy laws.

As part of its supervisory role, the CMF examines banks at least once a year. Banks are required to submit their financial statements to the CMF monthly, which are made public by the CMF. Banks must also submit to the CMF and publish their annual and quarterly financial statements and the opinions of their independent auditors and are required to be rated by two independent rating agencies. Finally, banks are also subject to periodic reporting obligations to the CMF with respect to a wide range of operational and transactional data.

Since January 2010, all banks have been required to include in the calculation of expected losses and provisioning a percentage of off-balance sheet contingent loans, including, among others, undrawn lines of credit, unused credit card facilities and stand-by letters of credit. Since January 2011, banks have also been required to transition their systems to use models developed by the CMF (in addition to internally developed models) to determine the probability of default. Since 2014, the CMF requires that provisions for mortgage loans and provisions for certain commercial loans be the greater of those resulting from the standard model developed by the CMF and the bank’s internally developed model.

In September 2010, the CMF issued regulations to protect bank customers by instituting a stricter standard for delivery instructions, and forbidding unilateral amendments to contracts or suspension of accounts and regulated products tied to mortgage agreements, such as insurance. In addition, since October 24, 2011, a “universal lending agreement” (contratos de crédito universal) relating to mortgages, credit cards and consumer loans, became operative as part of the Third Capital Markets reform bill. See “Recent Developments—Capital Markets—Third Capital Markets Reform.”

Deposit Insurance

The General Banking Law provides for a government guarantee of certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps.5.7 million or US$7,600 as of December 31, 2019) per person for each calendar year for the same bank, and to a maximum of UF400 (or approximately Ps.11.3 million or US$15,200 as of December 31, 2019) per person for each calendar year for the whole banking system. In the event a bank is forced to liquidate, the Chilean Central Bank provides liquidity up to 100.0% of the amount of deposits in current accounts and other sight deposits and other sight obligations of the failed institution. Liquidity is only provided to the extent that available funds in the failed institution are insufficient to pay covered sight obligations.

Sight deposits and time deposits are subject to a monthly legal reserve requirement determined by the Chilean Central Bank. As of December 31, 2019, this requirement amounted to 9.0% for sight deposits and 3.6% for time deposits (with maturity from one day to one year). In 2003, due to the free trade agreement executed with the United States, foreign currency reserve requirements were made equivalent to local currency reserve requirements. In order to implement monetary policy, the Chilean Central Bank has statutory authority to increase these percentages to a maximum of 40.0% for sight deposits and a maximum of 20.0% for other deposits and obligations.

In addition, a 100.0% technical reserve requirement applies to sight deposits and demand deposits exceeding the regulatory capital of the bank by 2.5 times.

Minimum Capital; Capital Adequacy Requirements

The General Banking Law provides that banks must meet a minimum paid-in capital and reserves requirement equal to UF 800,000 (approximately US$30.4 million as of December 31, 2019).

A minimum of 50.0% of the minimum capital shall be duly paid at the moment a bank is incorporated (or at the moment of receiving authorization to start operations, in the case of a branch of a foreign bank). There is no legal term to pay the remaining capital. However, until the bank reaches the required minimum capital, its regulatory capital must be no less than 6.5% of its risk weighted assets. This requirement decreases to 5.5% of risk weighted assets after the bank’s regulatory capital reaches at least UF 600,000 (approximately US$23.3 million as of December 31, 2019).

The General Banking Law also provides that paid-in capital and reserves of a bank, net of investments in subsidiaries (the “net capital base”), cannot be less than 3.0% of total assets, net of mandatory provisions, while its regulatory capital, cannot be less than 8.0% of its risk-weighted assets after the bank reaches the minimum required paid-in capital. As of December 31, 2019, all Chilean banks met or exceeded Chile’s legal capital adequacy guidelines.

The amendment to the General Banking Law of 1997 implemented a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Supervision in 1988 (“Basel I”). The principal change that Chile made to the “Capital Adequacy Guidelines” was to assign a relatively greater risk-weight to mortgage loans (60.0% rather than 50.0%).

Amendment to the General Banking Law

In October 2018, Congress enacted legislation introducing significant amendments to the General Banking Law (the “Amendment to the General Banking Law”). The main purpose of the law is to implement Basel III recommendations increasing capital requirements of the banking industry. In addition, the Amendment to the General Banking Law contains amendments to other provisions of the General Banking Law that are independent of these recommendations, including improvements to the corporate governance of the regulator and upgrades to the framework to deal with distressed banks. The most significant amendments introduced are:

(i) a strengthening of banking supervision through the merger of the SBIF into the CMF, which took place on June 1, 2019;

(ii) a strengthening of risk-based capital requirements in accordance with Basel III, which strengthening takes into account risks relating to counterparties as well as market and operational risks. In particular, the Amendment to the General Banking Law establishes obligations for banks to increase their capital to protect themselves from future shocks, such as:

a. the requirement that common equity tier 1 capital (CET1) remain at least (A) 4.5% of a bank’s risk-weighted assets, and (B) 3.0% of a bank’s total assets, in each case, net of required allowances for loan losses;

b. a new capital requirement of 1.5% of a bank’s risk-weighted assets that can be achieved with common equity tier 1 capital or hybrid capital instruments (Additional Tier 1) such as preferred stocks or perpetual bonds; and

c. a capital requirement of 2.0% of a bank’s risk-weighted assets that can be satisfied with subordinated debt or additional provisions (Tier 2).

Additionally, the amendment to the General Banking Law introduced a conservation buffer of 2.5% of bank’s risk-weighted assets, and failure to comply with this limit will generate restriction on distribution of dividends. A countercyclical buffer of up to 2.5% of the bank’s risk-weighted assets was also introduced as part of the new General Banking Law, which will require banks to create additional capital buffers in accordance with the economic cycle. The countercyclical buffer will be determined by the Chilean Central Bank. Both the conservation buffer and the countercyclical buffer will be gradually phased in over a four year period beginning in December 2021;

(iii) the granting of new discretionary powers to the CMF, such as the authority to (a) establish new rules to determine a bank’s risk weighted assets and to approve each bank’s internal model for determining its risk weighted assets’; (b) determine what type of instruments qualify as additional tier 1 capital (such as preferred shares and perpetual bonds) and establish requirements for the issuances of such instruments; (c) impose further capital requirements in accordance with Basel III (in addition to those described above); and (d) require banks to prepare balance sheets as of certain dates, which shall be prepared by external auditors if so required by the CMF;

(iv) incorporation of the concept of banks of systemic importance being “too big to fail” by granting powers to the CMF to require more capital (up to an additional 1.0% to 3.5% of common equity 1 capital over risk weighed assets and up to 5.0% of common equity tier 1 capital over total assets) and impose greater reserve requirements to guarantee liquidity, and set restrictions on certain operations, among other requirements. Furthermore, banks will be required to obtain authorization from the CMF prior to a merger or acquisition that would lead to the acquiring bank (or any other bank) becoming systemically important;

(v) new rules on bank recovery and liquidation. If liquidity, mismanagement or solvency problems arise, the bank shall immediately notify the CMF and submit a regularization plan if such problem remains during a five day period. In case such plan is not submitted or is rejected by the CMF, an inspector or provisional manager (administrador provisional) may be appointed by the CMF. While the first of these officers can only block certain actions by a bank’s management, the latter completely replaces the board of directors and assumes all of its powers. Further, the Amendment to the General Banking Law eliminates the possibility of reaching a reorganization agreement with creditors (convenios) in insolvency scenarios; therefore, if the regularization plan or the provisional manager’s recovery efforts fail, the CMF will, with the approval of the Central Bank, revoke the relevant bank’s license (autorización de existencia), declare it in forced liquidation and appoint a liquidator;

(vi) an extension on the maximum tenor of interbank loans granted to banks that have to undertake measures for early intervention (medidas para la regularización temprana), from two to three years subject to meeting certain conditions in terms of relevance for the creditor bank’s regulatory capital;

(vii) establishes a limit on the amount that a bank may lend to affiliated persons or entities of 30.0% of a bank’s regulatory capital;

(viii) strengthens the corporate governance of the supervisory body; and

(ix) enacts changes in Chilean government guarantees on time deposits. See “Monetary and Financial System—Financial Sector—Deposit Insurance”.

Pursuant to the Amendment to the General Banking Law, the CMF gradually assumed the powers of the SBIF and it (or other regulators, as applicable) will have 18 months from June 1, 2019 (the date the CMF effectively assumed the SBIF’s powers) to enact all applicable regulation implementing the changes provided for in the Amendment to the General Banking Law.

However, on March 30, 2020, due to the COVID-19 outbreak, the CMF and the Chilean Central Bank decided to postpone the implementation of Basel III capital requirements by one year, until December 2021. See “Recent Developments—Monetary and Financial System—Financial Sector—Amendment to the General Banking Law.”

From August 2019 to September 2019, the CMF held a consultation process to establish the criteria to identify systemically important banks and to determine the corresponding application of strengthened capital requirements to these institutions, in line with the requirements of the General Banking Law. The CMF expects to indicate which banks have been identified as systemically important and the requirements applicable to them beginning in March 2022.

From September to October 2019, the CMF held a consultation process to establish the methodology to determine operational risk-weighted assets in banking institutions, in line with the requirements of the General Banking Law. Operational risk is the risk of loss due to the inadequacy or failure in processes, employees and/or internal systems or due to external events. The new methodology was expected to become effective as of December 1, 2020. However, due to the COVID-19 outbreak, the CMF decided to extend the date of implementation until December 1, 2021.

From November 2019 to January 2020, the CMF held a consultation process relating to the methodology to calculate the regulatory capital of banking entities, in line with the requirements of the General Banking Law. The measures put forth by the CMF include a government guarantee of most of Banco Estado’s net deferred taxes, mainly given the additional 40.0% tax rate Banco Estado is required to pay as a state-owned entity. The government guarantee contemplated in the CMF’s suggested measures must be approved by the Ministry of Finance and regulated further to make it operational. These measures are expected to become effective as of December 1, 2021.

Universal Credits

Banks, insurance companies, retailers and other financial institutions are now required to inform their customers of the all-in costs of the financial services they provide on standardized terms, providing customers with a useful basis on which to compare the cost of financial products and services.

Consumer Protection

In December 2011, the Consumer Protection Act was amended to include provisions applicable to financial services and products. According to this amendment, bank agreements with consumers for financial services or products must, among other requirements: (i) provide a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those which are indirectly part of the price, or that are associated with other products simultaneously contracted; (ii) expressly provide the terms related to early termination of the agreement by the bank, a reasonable cure period and the method by which a consumer will receive notice of such early termination; and (iii) allow for early termination of the agreement in the sole and absolute discretion of the customer, provided that the customer has paid all obligations in full, including any cost for the early termination.

In addition, consumers are entitled to: (i) receive information about the total cost of the product or service; (ii) receive an explanation in the case of the rejection of their credit application; and (iii) know the objective requirements to access a particular financial product.

In February 2012, Law No. 20,575 introduced the “principle of purpose” to the use of commercial and financial personal data. As a result, Chilean banks and other financial institutions can only use client financial and commercial personal data for the purposes of commercial risk assessment and in connection with the process of granting credits.

On October 24, 2017, Congress passed a bill amending the current law on the protection of consumers’ rights regime to expand the powers of the “SERNAC” (consumer protection agency). The bill increases the value of fines for infringement of consumer rights, strengthens SERNAC’s police powers, establishes the right to direct and automatic compensation in case of suspension of basic services and the right to compensation for moral damages in class actions, among other changes. As a part of the law’s approval process, the bill was reviewed by the Constitutional Court, which eliminated some of the powers granted to SERNAC and sent the amended bill for Presidential approval. On March 14, 2019, the law incorporating the Constitutional Court’s comments became effective.

Bankruptcy Law

On October 10, 2014, Law No. 20,720 (the “2014 Insolvency Law”) came into effect replacing in its entirety the Bankruptcy Code of Chile. In general terms, the 2014 Insolvency Law streamlines and shortens insolvency proceedings, establishes a framework for effective reorganization procedures that involve all classes of creditors and enhances transparency, providing for an improved legal and regulatory framework for the reorganization or liquidation of companies. The 2014 Insolvency Law also reinforces the role of the agency that supervises the insolvency proceedings and officials, the Superintendency of Insolvency and Debtor Rehabilitation (Superintendencia de Insolvencia y Reemprendimiento), granting it new responsibilities.

Key innovations of the 2014 Insolvency Law include provisions that establish debtor protection in the event of corporate or individual reorganization, whereby all creditor claims can be stayed and business transactions shielded from termination in order to foster a voluntary restructuring or reorganization plan between the debtor and its creditors. If such process fails, creditors may initiate a relatively predictable and expeditious liquidation process.

These regulations facilitate proactive credit risk management and limit creditor losses arising from delays in the recognition and resolution of impaired loans, thereby leading to better asset quality and recoveries under such procedures. Other benefits include greater protection for secured creditors and clear guidelines on the ranking of related-party claims in insolvency proceedings. These changes resulted in a more efficient and structured process, and in a reduction of management time and administrative and legal costs. By virtue of Law No. 21,130, the 2014 Insolvency Law became applicable to banking entities that submit to a voluntary liquidation proceeding. In all other instances, the insolvency matters, liquidation and reorganization of banking entities are exclusively subject to the General Banking Law.

Capital Markets

General

Over the last 30 years, the Chilean capital markets have grown in liquidity, market capitalization and through the emergence of new instruments and counterparties, such as institutional investors. The regulatory environment of the capital markets in Chile is comprehensive and sophisticated. It requires the delivery of detailed information by certain market participants, allows for a broad array of investment options, and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates.

Capital Markets Reforms

Laws and regulations on capital markets are subject to continuous adjustments in order to be updated to market needs and international standards. During the last decade, three major legal reforms have been passed seeking to modernize the capital markets: the First Capital Market Reform, the Second Capital Market Reform and the Third Capital Market Reform.

In 2000, the First Capital Market Reform, a major reform of the corporate and securities laws, became effective, providing comprehensive regulation of tender offers and corporate governance. This legislation set forth new rules regarding the necessary information that needs to be given to the public and, in general, aims to protect the interests of minority shareholders. It also included important amendments to the Corporations Act regarding corporate governance, related party transactions, voting rights for mutual funds, the elimination of restrictions on control rights for preferred shares and the creation of audit committees.

For tender offers, this legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that relevant share acquisitions be made pursuant to strictly regulated tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of their shares is not substantially above market price, that is, no more than 10.0% to 15.0% above market price (currently 10.0%, as set by the CMF).

As of 2001, foreign portfolio investors, including mutual funds and pension funds, are exempt from capital gains tax on the sale of highly traded equity and bonds made on authorized stock exchanges.

Based on other changes to tax regulations in 2001, foreign investors in Chile do not need to obtain a Chilean taxpayer identification number (a Rol Único Tributario, or RUT) to appoint and register a legal representative in Chile, and to use accounting practices authorized by the Chilean tax authorities.

In addition, in 2001, the government approved a series of measures aimed at increasing liquidity in the capital markets, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

Accordingly, the 15.0% capital gains tax for highly traded equity was eliminated as well as the tax for short-sale of equity and bonds. The withholding tax on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds was reduced from 35.0% to 4.0% and the tax on cross-border banking intermediation was eliminated. The categories of “general fund manager”

and “qualified investor” were introduced into the regulatory scheme. Additionally, a system of voluntary pre-tax contributions to individual pension funds (of amounts up to UF 50, or approximately US$1,900 per year as of December 31, 2019) was established; a new stock exchange segment was organized for emerging companies with significant growth potential; and the insurance and mutual fund industries were deregulated.

The Second Capital Markets Reform was enacted in 2007 with the primary objectives of promoting access to funding, strengthening the stock exchange market, increasing the reliability of the capital markets and developing the venture capital industry. One of the key elements in the Second Capital Markets Reform was the introduction of various incentives to accomplish its primary objectives, which were crafted based on the Basel II standards.

The Third Capital Markets Reform of 2009 included measures to (i) improve the liquidity and depth of mutual funds, investment funds and exchange-traded funds (ETFs), (ii) increase access to the financial markets (for example, the reform permitted shelf registration for securitized bonds), and (iii) stimulate international financial integration. The Third Capital Markets Reform also extended the types of securities on which foreign investors are able to claim capital gains tax exemptions. This reform also sought to improve competition in the financial market through mechanisms designed to facilitate the ability of financial consumers to understand and compare credit products by establishing standardized “universal lending” agreements (contratos de crédito universal) on mortgages, credit cards and consumer loans.

On December 14, 2017 the CMF initiated the regulation of financial markets, assuming the tasks of the SVS, which was dissolved on January 15, 2018, and on June 1, 2019, it assumed the tasks of the SBIF, which was dissolved. The CMF is governed by a five-member board. See “Monetary and Financial System—Capital Markets—The Bicentennial Capital Markets Agenda—Financial Markets Commission.”

The Bicentennial Capital Markets Agenda

In May 2010, the government announced a new capital markets reform entitled Bicentennial Capital Markets Agenda (Agenda del Mercado de Capitales Bicentenario), seeking to further enhance the international integration of Chile’s financial market, create a regulatory framework that fosters innovation and entrepreneurship, continue the adoption of the best international practices with respect to competition, supervision and transparency, increase the depth and liquidity of the financial system and widen access to it.

Several laws included in this agenda were passed, including those covering financial system competition, the tax treatment of derivatives, the administration of funds and wealth management, a new bankruptcy statute and the creation of a Financial Stability Council (Consejo de Estabilidad Financiera). Some bills remain under discussion in Congress, such as the bills on risk-based supervision of insurance companies, and the reform to the credit reporting system.

Funds and Wealth Management Law

Law No. 20,712, the Funds and Wealth Management Law (Ley Única de Fondos), in force since May 2014, creates a single legal body for the management of third-party funds that unites, simplifies and improves upon previous legislation and incorporates regulation for the management of individual portfolios.

The new legal framework entails more flexibility in administrative and investment terms, enabling wealth management providers to offer a better service and a wider range of products, while seeking to protect investors. It also enhances the CMF’s regulatory and supervisory authority, including, for example, the power to examine individuals providing wealth management services to ensure they meet a minimum level of financial proficiency. The law also introduces amendments to the tax regime intended to avoid double taxation as well as the application of Chilean taxes (such as the VAT) to transactions that are not connected with Chile.

Financial Stability Council

Ministry of Finance Decree No. 953 of 2011 created a Financial Stability Council (Consejo de Estabilidad Financiera). This council is chaired by the Minister of Finance and also comprises the chairperson of the CMF and the Superintendency of Pensions. The President of the Chilean Central Bank attends as a permanent advisor. In October 2014, Congress enacted Law No. 20,789 which provides a legal framework to the Financial Stability Council, as well as introducing other amendments aimed at improving the coordination and exchange of relevant information among public regulators in the financial sector.

The main purpose of the Financial Stability Council is to facilitate technical coordination and the exchange of information among its participants, in matters relating to the prevention and management of financial system risks, in order to maintain the financial stability of the Chilean economy. The council provides an institutional framework to enable a more comprehensive oversight of the financial market, to review and analyze relevant information and propose and coordinate regulatory improvements to promote financial stability. During periods of economic or financial distress, the Financial Stability Council is responsible for coordinating measures to mitigate the effects and propagation of these events. The Financial Stability Council must meet at least monthly, or more frequently if convened by the Ministry of Finance or jointly by the CMF and the Superintendence of Pensions.

Law No. 20,789 also amended the organic laws of the three participating superintendencies to enable them to request information regarding other persons or firms within supervised financial conglomerates, as well as information needed to determine the property and control structure among them. In addition, solvency requirements for controlling shareholders of banks and insurance companies were tightened by the establishment of certain requisites, such as requiring consolidated net worth information for such shareholders and the implementation of certain sanctions for non-compliance.

Financial Markets Commission

On February 23, 2017, Law No. 21,000 was published, creating the CMF ultimately intended to serve as a single financial regulator. The CMF began operating on December 14, 2017 assuming the tasks of the former securities market regulator, the SVS, which was dissolved on January 15, 2018. Further, pursuant to the Amendment to the General Banking Law, the CMF merged with the SBIF on June 1, 2019. Therefore, as of the date of this Annual Report, the CMF was in charge of overseeing banks and financial institutions. See “Recent Developments—Financial Sector—Recent Developments in Banking Regulation—Amendment to the General Banking Law.”

The CMF is governed by a board (Consejo) of five members (four Commissioners and a Chairman) with professional or academic backgrounds in the financial sector. The Chairman is appointed by the President of the Republic for a fixed term coinciding with its presidential period. Commissioners are also appointed by the President of the Republic and confirmed by the Senate, and remain in office for a fixed six-year term. Two Commissioners will be appointed every three years in order to ensure continuity and stability. All members of the CMF are subject to inability and incompatibility causes, in order to safeguard the independence of the commission.

A Special Prosecutor (fiscal) leads an autonomous department within the CMF, to conduct investigations, bring enforcement proceedings and apply sanctions. The Special Prosecutor is appointed by the CMF board through a selection process led by the Civil Service Commission (Sistema de Alta Dirección Pública), an independent government agency that transparently and impartially selects qualified candidates for high-level government positions. In addition, a new judicial revision process is established for direct review at the Santiago Court of Appeals for acts of the CMF board, the President of the CMF or the Special Prosecutor deemed by any person to be illegal. The law also grants additional investigative tools to the CMF, such as requesting information from supervised entities, accessing information protected under banking privacy law and access to restricted information held by other public agencies.

The CMF is empowered to cooperate with foreign jurisdictions in prosecutions and to exchange information. Furthermore, the law also introduced the concept of leniency for cooperating witnesses and the attribution to substantially increase fines in case of reoccurrence.

Productivity Law

On October 26, 2016, Law No. 20,956 was published in the Official Gazette (the “Productivity Law”). This law provides for measures aimed at boosting productivity by expanding financing options, promoting the export of services and simplifying procedures for entrepreneurs and investors. The bill is intended to reduce the financial cost of factoring arrangements, diversify investment products available for pension funds and insurance companies by introducing new investment alternatives, including infrastructure projects, and simplify the tax collection system applied to interest accrued on local securities, with the aim of facilitating access to the Chilean securities’ market by foreign investors through foreign clearing systems, among other measures. The implementation of the statute was gradual, and it became effective in November 2017.

Stock Exchanges

On October 5, 2018, the Valparaíso Brokers Exchange discontinued its operations. As of the date of this Annual Report, there are two stock exchanges operating in Chile: the Santiago Stock Exchange (Bolsa de Comercio de Santiago), which accounted for most of the equity trading in Chile during 2019, and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Profits from trading shares of stock on these exchanges represent their main source of revenue. As of December 31, 2019, the Santiago Stock Exchange had 200 listed companies and total market capitalization of US$205.8 billion.

The table below summarizes recent value and volume indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization (in billions of US$)	Annual Trading Volume (in billions of US$)	S&P/CLX IGPA(1)	S&P/CLX IPSA(2)
2015	190.4	20.7	18,151.50	3,680.21
2016	212.5	23.6	20,734.17	4,151.39
2017	296.0	37.7	27,980.78	5,564.60
2018	249.8	48.6	25,949.84	5,105.43
2019	205.8	40.9	23,393.53	4,669.85

(1)

The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-based stocks listed on the Santiago Stock Exchange that have relevant trading activity. Pension funds are not covered by the index.

(2)

The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaíso Stock Exchanges:

Consolidated Trading Volume on the Santiago, Electronic and Valparaíso Stock Exchanges

(in billions of US$)

	2015	2016	2017	2018	2019
Number of listed companies:
Equity	223	214	212	205	200
Bonds and other debt issuers	147	148	154	160	180

Source: CMF, based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

Total Assets of Institutional Investors

(in billions of US$)

As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2002	35.8	12.3	6.3	1.3	0.4	56.1
2003	49.2	16.7	8.3	1.9	0.7	76.8
2004	60.5	19.9	11.8	2.4	0.8	95.5
2005	74.5	23.9	13.6	2.8	0.8	115.6
2006	88.3	25.2	17.7	4.0	0.4	135.6
2007	111.3	30.8	24.5	6.7	0.3	173.5
2008	74.3	27.8	17.9	4.4	0.2	124.6
2009	118.1	35.8	34.3	6.4	0.4	195.0
2010	148.4	42.4	38.2	9.5	0.5	239.1
2011	135.0	36.8	33.3	8.7	0.3	218.8
2012	162.0	43.7	37.9	10.2	0.4	254.2
2013	163.0	43.0	39.4	9.2	0.3	254.9
2014	165.4	41.4	44.1	9.0	0.4	260.3
2015	155.4	40.6	40.2	11.1	n.a.	247.3
2016	174.5	46.5	46.4	n.a.	n.a.	267.5
2017	210.5	47.6	54.8	n.a.	n.a.	312.9
2018	191.0	62.1	52.6	n.a.	n.a.	305.7
2019	213.0	53.6	59.8	n.a.	n.a.	326.4

(1)	Includes international investment funds.

Source: CMF, Superintendency of Pensions.

n.a.= Not available

Pension Funds and the Chilean Pension System

Chile began a comprehensive reform of its social security system in the early 1980s through the adoption of the Private Pensions Funds Act that eliminated many of the problems associated with the former social security system. The Private Pensions Funds Act replaced the old social security system by a privately administered system of individual pension plans. Under the pension system previously in place, contributions from current workers had been used to fund the pension payments of current retirees, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

The current pension system is based on individualized accounts with fully funded and portable benefits. Since its inception, through March 31, 2019, it has averaged real annual returns on the assets under management of 7.8%. In addition, as of December 31, 2019, the pension funds held aggregate financial assets totaling approximately US$213 billion.

The pension system creates individual savings accounts, where employees are mandated to save 10.0% of every month’s salary for retirement, which is deductible from their taxable income. In addition, employees are free to add additional voluntary savings into the system in what is known as the “Second Account.” These funds are managed by one of several private sector pension fund administrators (AFPs), who use long-term growth investment strategies. All AFPs are subject to regulatory review by the SP, the main regulator, and the Chilean Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the CMF.

New beneficiaries are assigned, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process. After that period, employees may choose which AFP will manage their funds and may switch if they are dissatisfied with the performance of their investments. In 1984, the last year in which workers could elect not to participate in the new system, approximately 19.0% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years, more workers have continued to be incorporated into the AFP system and as of December 31, 2019, there were a total of 11.0 million employees in the system, although only 5.6 million of these employees contributed to their individual savings account. As of November 30, 2019, there were only 28,264 non-retired individuals contributing to the traditional social security system.

Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service pension reform bond, known as the “Bono de Reconocimiento,” reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4.0% real annual interest rate and is held by the AFP for the benefit of the worker. It is held separately from the amounts held in an individual’s savings account. This pension reform bond becomes payable into the individual’s savings account at the time the individual first becomes eligible for retirement, or upon the individual’s death or disability. Since 2004, the government has classified these obligations as “payments of non-financial liabilities.”

The following table sets forth the government’s cost estimate of Chile’s traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police department) for the years indicated:

Expenditures of the Social Security System

(as a % of GDP)

	Past-service pension reform bonds	Government expense for traditional pensions	Total
2002	0.66	4.26	4.92
2003	0.59	4.10	4.69
2004	0.50	3.64	4.14
2005	0.43	3.36	3.79
2006	0.35	3.03	3.37
2007	0.31	2.97	3.28
2008	0.27	3.25	3.52
2009	0.26	3.59	3.85
2010	0.22	3.31	3.53
2011	0.18	3.20	3.38
2012	0.15	3.17	3.32
2013	0.12	3.06	3.19
2014	0.10	3.13	3.23
2015	0.08	3.01	3.09
2016	0.06	2.87	2.94
2017	0.05	2.72	2.77
2018	0.04	2.57	2.61
2019	0.03	2.49	2.51

Source: Chilean Budget Office.

Pension funds must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by an AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Private Pensions Funds Act requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension funds. The purpose of this fund is to provide a reserve to be used in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the Superintendency of Pensions and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years, regardless of the level of contributions actually made into the individual’s saving account at an AFP. In the case of bankruptcy of an AFP, the government guarantees certain limited liabilities of that pension fund. The government is liable for 100.0% of this obligation up to the amount of the legal minimum pension and for 75.0% of the pensions above the minimum and up to UF 45 per month (approximately US$1,711 as of December 31, 2019).

In 2002, a multi-fund plan for the AFPs was implemented. This system allows each affiliate to choose among five different funds (compared with two alternatives under the old model). Each of these funds has a different risk-return profile, determined by the percentage of its assets that can be invested in either variable or fixed income securities. Additionally, the multi-fund plan liberalizes certain investment limits applicable to pension funds.

Since 2002, tax incentives have been implemented to encourage voluntary savings in the pension system. These incentives allow workers to deduct from their taxable wage base certain voluntary contributions invested in mutual funds, investment funds and insurance plans authorized by the CMF, which are managed by different entities such as banks and life insurance companies, enlarging investment alternatives for affiliates.

Workers may withdraw some or all of their accumulated voluntary savings before retiring, in which case the net amount withdrawn is added to the income of the relevant tax cycle for the purpose of estimating income tax.

In 2008, an amendment to the Private Pension Funds Act was enacted to (i) increase competition in the AFP industry and decrease the system’s cost (mainly by assigning new beneficiaries, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process — as of December 31, 2017, the lowest administration fee starts at 0.41%), (ii) assure greater pension fund profitability (by permitting AFP’s to invest in additional financial products in Chile and abroad), and (iii) foster voluntary saving (allowing employees to arrange supplementary savings agreements with their employers). This reform established, among other things, the following benefits:

•

Basic Solidarity Pension: Its main purpose is to benefit those beneficiaries who have not accumulated a sufficient amount of funds for their retirement. As of the implementation of the reform, beneficiaries are entitled to a Basic Solidarity Pension in the amount of Ps.60,000 (approximately US$81 as of December 31, 2019), which was increased to Ps.75,000 (approximately US$101 as of December 31, 2019) following the one-year anniversary of its effectiveness. For those beneficiaries with previously saved funds in their accounts, the reform contemplates a Solidarity Pension Contribution, allowing them to increase their retirement pension. The Solidarity Pension has been gradually expanded, and since 2012, it benefits all contributors who earn less than Ps.255,000 (approximately US$342 as of December 31, 2018). In 2019, 1.5 million beneficiaries were entitled to Basic Solidarity Pensions on average each month.

To effect these reforms, the amendment to the Private Pension Funds Act created the Social Security Institute, which is charged with the implementation of the basic solidarity pensions, which is fully in force, among others matters.

•

Benefits to Women: Women, who are among the poorest 60.0% of the population, receive a bond per new born child, equivalent to 1.8 times the minimum salary (Ps.541,800, or approximately US$728 as of December 31, 2019), which bonds are deposited in their pension saving accounts one month following the beneficiary’s 65th birthday.

•

Benefits to Young Workers: Workers aged 18 to 35 with an income lower than 1.5 times the minimum salary (Ps.451,500, or approximately US$606 , as of December 31, 2019) receive a subsidy, equivalent to 10.0% of the minimum salary (Ps.30,100, or approximately US$40 as of December 31, 2019), for their first 24 contributions. Half of this subsidy is capitalized in their individual pension accounts and the remainder is provided as an employment subsidy.

•

Benefits to Independent Workers: Persons working independently have access to the Solidarity Pension System and other benefits contained in the reform under the same conditions as those people employed pursuant to a labor contract, with similar duties and prerogatives. After a gradual phase-in beginning in January 2012, participation by independent workers became mandatory on January 1, 2015.

In addition, the 2008 reform has (i) increased the competition in the AFP industry and decreased the costs of the system (mainly by mandating that new beneficiaries would be assigned, for up to 24 months, to the AFP that offers for the lowest commission in a competitive tender process), (ii) assured greater pension fund profitability (extending the limits of AFP investment in Chile and abroad), and (iii) fostered voluntary saving (allowing employees to arrange supplementary savings agreements with their employers, in order to save larger amounts).

The Bachelet administration created the Presidential Advisory Commission on the Pension System in April 2014 through Decree No. 718. This commission was comprised of 24 members, Chilean and foreign, and was mandated to prepare a report regarding the benefits, limitations, deficiencies and challenges of the current pension system in Chile with proposals on improvements to solve the system’s main deficiencies. For this purpose, the commission held meetings with civil, labor and business representatives, as well as with pension fund representatives, insurance company representatives and national and international experts. It also conducted seminars, where international experts were convened to discuss comparative trends among international pension systems. The commission issued a report in September 2015, and in December 2015, the Bachelet administration appointed a commission of ministers for its review. In August 2017, the commission of ministers submitted a draft bill to Congress. The proposed measures aim at increasing the pension funds through higher contributions funded by employers and an increase of the retirement age. Part of the contributions funded by employers would be allocated to a fund for the poor segment of the population, although the allocation mechanism is currently under study. In March 2018, the Piñera administration submitted a revised bill to Congress during the first half of 2018.

Pension funds are the largest institutional investors in the Chilean market. The volume of resources flowing into pension funds has grown steadily over time. In 1981 (the first year the system operated), pension funds’ assets totaled US$305 million, while as of December 31, 2019, these assets totaled US$213 billion.

In November 2018, President Piñera submitted a bill to Congress proposing a social security reform. This bill sets forth an additional monthly contribution equivalent to 4.0% of each worker’s salary to be financed by employers and increases pensions for the most vulnerable members of the society. Further, the reform includes a contribution to middle class pensions based on the number of years that each worker has contributed to the system, which will be higher for women to partially compensate them for their lower level of participation in the labor force and lower salaries. The bill also includes additional contributions by the government to those who voluntarily delay retirement. For more information on this social security reform, see “Recent Developments—Monetary and Financial System—Institutional Investors—Pension Funds and the Chilean Pension System.”

Insurance Companies and the Chilean Insurance System

The Insurance Companies Act of 1979 introduced a framework for the regulation of insurance companies. The basic principles included market determination of rates and commissions, equal access to foreign insurance companies, rules for commencing reserve funds and minimum capital and solvency criteria. Chilean law prescribes that life insurance companies can have liabilities equal to a maximum amount of 15 times their capital and reserves, while non-life insurance companies are limited to five times the amount of their capital and reserves.

Under the Insurance Companies Act, any person or entity offering insurance, either directly or indirectly, is first required to obtain authorization from the CMF. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

In September 2011, the government submitted a draft bill to Congress proposing amendments to the Insurance Companies Act. The bill proposes the establishment of a new monitoring system based on the evaluation of the financial risk and the risk management of insurance companies. As of the date of this report, the bill is under discussion.

As of December 31, 2019, there were 25 insurance companies operating in non-life insurance and 36 companies in the life insurance sector.

The Chilean insurance market is open to foreign investors, who are required to establish a Chilean corporation and operate it with a minimum equity capital of UF 90,000 (approximately US$3.4 million as of December 31, 2019).

Insurance companies are Chile’s second largest institutional investors, based on total volume of assets. As of December 31, 2019, the combined value of the portfolios of insurance companies stood at US$53.6 billion.

In December 2013, Congress enacted legislation amending all regulations referring to the insurance sector. This regulation introduced the following main changes: the removal of many formalities regarding insurance agreements, the incorporation of a “risk statement” to be issued by the insurer regarding the risk insured, and criminal regulation about fraud in insurance matters, among other changes.

Mutual and Investment Funds

Mutual Funds

Mutual funds were created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of 1983. However, since the early 1990s, mutual funds have had a sustained development increasing the investment alternatives in the market.

In 2001, legal initiatives intended to deregulate the mutual fund industry were introduced, providing the funds with more flexibility in their investment policy, and at the same time imposing higher standards for transparency and disclosure. Also in 2001, General Funds Managers (Administradoras Generales de Fondos) were introduced, allowing mutual funds, investment funds and housing funds to be organized under a unique managing structure, permitting them to take advantage of economies of scale in the administration of funds.

Currently, there are eight types of mutual funds, categorized by the types and maturities of securities they are permitted to invest. By the end of 2019, 471 mutual funds were chartered in Chile, with collective portfolios totaling approximately US$59.8 billion.

Investment Funds

Investment funds have been regulated since the early 1990s by Law No. 18,815, which established the funds’ legal structure. By December 31, 2015, the latest available data, a total of 115 investment funds, excluding private investment funds, which are not subject to registration, were operating in Chile. As of December 31, 2015, the latest available data, total assets of these funds equaled US$12.6 billion, distributed principally among real estate investment funds, venture capital investment funds, securities investment funds and international investment funds.

Like mutual funds, the General Funds Manager structure approved as part of the capital markets reform positively affected investment funds.

PUBLIC SECTOR FINANCES

General

Long term economic policies have played an important role in maintaining macroeconomic stability without sacrificing the government’s commitment to reduce poverty and create equal economic opportunities for low-income families.

The main features of Chile’s fiscal policy are the following:

•	a countercyclical policy based on a Structural Balance Policy Rule;

•	using debt to finance government policies and to support the domestic market; and

•	a commitment to social welfare.

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

Chile’s public sector accounts reflect the revenues and expenditures of the central government. Public sector debt is comprised of all debt incurred by the central government. Separate accounts are kept for municipalities; non-financial public sector institutions, including state-owned enterprises; and Banco Estado. Only capital gains from privatizations, if any, are recorded as capital revenues and presented in Chile’s public sector accounts.

Public sector accounts do not include the Chilean Central Bank’s accounts. The Chilean Central Bank runs deficits or surpluses principally due to currency mismatching. In 2019, the Chilean Central Bank recorded a profit of US$3.0 billion, compared to a profit of US$2.9 billion in 2018, mainly due to higher revenues derived from its investment portfolio. The Chilean Central Bank’s equity (patrimonio neto) was negative by US$2.1 billion as of December 31, 2019, compared to negative equity of US$5.4 billion as of December 31, 2018.

The system of local governments currently consists of 345 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but lacks authority to levy or collect taxes or incur financial indebtedness. Municipal budgets are funded by municipal fees and taxes collected on behalf of municipalities by the central government.

Fiscal Policy Framework — Structural Balance Policy Rule

The purpose of the current fiscal policy is to contribute to macroeconomic stability and efficiently and effectively manage public assets, create and improve opportunities and ensure social protection. In order to fulfill these goals, this policy has focused on the efficient use of public resources and the transparency in their management.

Since 2001, Chilean fiscal policy has been guided by the Structural Balance Policy Rule, which requires government spending to be based on long-term revenues (known as structural fiscal revenues). Structural fiscal revenues are determined by reference to projected economic activity based on capital and labor conditions and the price of copper, estimated in advance by independent economic experts. By linking public spending to trends in structural fiscal revenues rather than cyclical fluctuations in economic activity, copper prices and other similar factors, this helps mitigate adjustments in public spending in face of adverse economic effects or when the government receives substantial transitory revenues.

In September 2006, Law No. 20,128, or the Fiscal Responsibility Law (Ley Sobre Responsabilidad Fiscal) made the Structural Balance Policy Rule mandatory for the government. See “Public Sector Finances—Fiscal Responsibility Law.”

Overall, the Structural Balance Policy Rule has effectively helped to:

•	reduce the sovereign risk (the baseline risk for the private sector);

•	make long-term spending sustainable, decreasing the vulnerability of fiscal spending to abrupt changes in external conditions;

•	provide a source of internal savings in periods of strong growth, limiting the need for foreign capital;

•	remove the traditionally cyclical effect of government spending, reducing the extent to which the Chilean Central Bank needs to raise interest rates to avoid over-heating; and

•	add predictability and credibility to government policies, eliminating the potential interpretation of spending increases in recessions as populist responses to the cycle.

In 2010, the government appointed a special committee to assess the calculation methodology of the Structural Balance Policy Rule and make recommendations for adjustment, if appropriate. The adjustments introduced consisted of excluding temporary tax adjustments from structural income, and excluding the cyclical adjustments to interest on financial assets of the public treasury applied under the initial methodology. In addition, the elasticity of social security contributions for health care was recalculated.

In July 2011, the Minister of Finance, acting on a suggestion of the special committee, created a Fiscal Advisory Board, comprised of five independent experts with experience in fiscal and budgeting topics. The Fiscal Advisory Board’s main goal is to provide expert advice for the calculation of the structural variables of the Chilean economy, additional market confidence and increased transparency on the Structural Balance Policy Rule.

Structural deficits measured in accordance with the new methodology adopted in 2010 represented 0.5% of GDP in 2013 and 0.5 % of GDP in 2014, in each case, using 2008 prices to calculate GDP and taking into consideration the structural parameters (i.e., real GDP growth and long term copper price) for each year.

In September 2015, the Ministry of Finance adopted revisions to the calculation methodology and adjustments to the presentation of the structural balance intended to capture in the presentation on-going revisions of the structural parameters (i.e., real GDP growth and long term copper price) used in calculating the structural balance, and eliminated the molybdenum price cyclical adjustment from the parameters used to determine the structural balance.

Structural deficits measured in accordance with the new methodology adopted in 2010 and the September 2015 revisions represented 1.9% of GDP in 2015, 1.6% of GDP in 2016, 2.0% of GDP in 2017, 1.5% of GDP in 2018 and 3.5% of GDP in 2019, in each case, using 2008 prices to calculate GDP and taking into consideration structural parameters for 2019. For a description of the factors affecting the structural deficit in 2019, see “The Republic of Chile—Social Developments.”

On February 16, 2019, Law No. 21,148 became effective establishing an autonomous fiscal council ( the “Autonomous Fiscal Council”), which replaced the prior fiscal advisory council in the evaluation and monitoring of the cyclical adjustment of actual income made by the Chilean Budget Office. The Autonomous Fiscal Council has political and operational autonomy and is empowered to formulate observations and propose non-binding methodological or procedural changes to the Ministry of Finance as to the calculation of the structural balance. The Autonomous Fiscal Counsel is composed of five members appointed by the President of the Republic with the Senate’s consent.

Fiscal Responsibility Law

The Fiscal Responsibility Law provides the institutional framework for the Structural Balance Policy Rule that, prior to the enactment of this legislation, depended exclusively on administrative decisions and the relevant authority’s discretion. The statute draws on recommendations made by organizations such as the IMF, the IADB, the World Bank and the OECD with respect to best international practices on fiscal responsibility and transparency. The most important aspects of the Fiscal Responsibility Law related to the Structural Balance Policy Rule are described below.

Establishment of Principles of Fiscal Policy

Under the Fiscal Responsibility Law, each president must establish the principles of the administration’s fiscal policy within 90 days of taking office and expressly declare the implications this will have for the structural fiscal balance.

President Piñera set the fiscal policy target for his administration in Decree No. 743 of June 5, 2018, setting the goal of reducing the structural deficit by 0.2% of GDP each year starting in 2018, achieving a fiscal balance deficit of 1.0% of GDP by 2022.

In December 2019, due to the projected deterioration of consumer spending and private investment following the widespread demonstrations and social unrest that began in October 2019, the structural deficit goals set by the Piñera administration in 2018 were adjusted to achieve the 1.0% of GDP target in 2024 instead of 2022, as originally targeted. Based on these adjustments, Chile’s goal is to achieve a structural balance deficit of 3.0% of GDP for 2020, 2.5% of GDP for 2021, 2.0% of GDP for 2022, 1.5% of GDP for 2023 and 1.0% of GDP for 2024. Notwithstanding the COVID-19 outbreak and the related expenses associated to the measures announced by the government to outweigh the economic effects of the pandemic, the Piñera administration reaffirmed its commitment to fiscal responsibility and its goal to converge to a fiscal balance. See “Recent Developments—Public Sector Finances—Fiscal Responsibility Law.”

Annual Calculation of Structural Balance

The Fiscal Responsibility Law also requires the government to report the structural situation of public finances, reflecting the sustainability of the fiscal policy to be implemented and the macroeconomic and financial implications of the government’s budgetary policy. The calculation of the public sector structural balance for the relevant fiscal year is a mandatory component of the budgeting process.

Contingent Liabilities

The government must disclose information regarding undertakings it has entered by way of financial guarantees. The Chilean Budget Office must report annually the total amount and nature of the liabilities for which state guarantees have been provided.

Pension Reserve Fund

The Fiscal Responsibility Law created a Pension Reserve Fund (Fondo de Reserva de Pensiones, or FRP) to cover future increases in expenditures for state-financed minimum pensions and old-age benefits. The FRP seeks to spread over time the financial burden that these liabilities will represent for the government and, at the same time, to clarify and explicitly incorporate this liability into the budgeting process and consider this factor in establishing the structural balance target.

The Fiscal Responsibility Law established an FRP contribution equivalent to the previous year’s effective fiscal surplus, with an upper limit of 0.5% of GDP and a guaranteed minimum of 0.2% of GDP. Over the first ten years of its life, no funds can be drawn. Thereafter the FRP can be up to a third of the annual increase in total expenditures for guaranteed pensions and old-age benefits. It is expected that the FRP will be exhausted in 2021, so long as withdrawals from the FRP in any calendar year do not exceed 5.0% of the expenditures for minimum pensions and old-age benefits envisaged in the budget for that year. However, Law No. 21,225 that implemented part of the Economic Emergency Plan, suspended the effective surpluses contributions to the FRP for years 2020 and 2021.

The FRP was created in December 2006, with an initial contribution of US$604.5 million.

The table below sets forth the contributions to and withdrawals from the FRP during the periods indicated, as well as the assets of the FRP at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,
	(in millions of US$)
2006	604.5	—	604.5
2007	736.4	—	1,466.4
2008	909.1	—	2,506.8
2009	836.7	—	3,420.8
2010	337.3	—	3,836.7
2011	443.3	—	4,405.6
2012	1,197.4	—	5,883.3
2013	1,376.8	—	7,335.1
2014	498.9	—	7,943.7
2015	463.9	—	8,112.2
2016	462.3	—	8,862.1
2017	505.2	313.9	10,011.0
2018	541.6	525.1	9,663.3
2019	563.9	576.5	10,812.1

Economic and Social Stabilization Fund

The Fiscal Responsibility Law authorized the government to set up the Economic and Social Stabilization Fund (FEES) to absorb the existing Copper Income Stabilization Funds, establishing norms for the operation and management of this fund, contributions to this fund and other matters. The FEES is designed mainly to serve as a complement to the structural fiscal balance and to provide the government with a stable financial horizon by ensuring that a portion of any fiscal surplus is saved to be used to finance the government when there is a structural deficit. In this way, the fund is intended to insulate social spending from sharp changes in the economic cycle and in prices of copper and molybdenum, while harnessing public saving to strengthen the Chilean economy’s competitiveness.

The FEES was formed in March 2007, with an initial contribution of US$2.58 billion (including US$2.56 billion that had previously been included in the Copper Income Stabilization Funds). During 2009, US$9.3 billion were withdrawn to finance various expenditures contemplated in the 2009 budget. See “The Economy—Global Financial Crisis—Economic Performance and Policies of 2008 and 2009.”

The table below sets forth the contributions to and withdrawals from the FEES during the periods indicated, as well as the assets of the FEES at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,
	(in millions of US$)
2007	13,100.0	—	14,032.6
2008	5,000.0	—	20,210.7
2009	—	9,277.7	11,284.8
2010	1,362.3	150.0	12,720.1
2011	—	—	13,156.6
2012	1,700.0	—	14,997.5
2013	603.4	—	15,419.1
2014	—	498.9	14,688.8
2015	—	463.9	13,966.3
2016	—	462.3	13,772.1
2017	—	—	14,738.8
2018	—	541.6	14,133.9
2019	—	2,563.9	12,233.4

The various measures proposed by the Piñera administration in response to the widespread demonstrations and social unrest that began in October 2019, which are estimated to require expenditures of approximately US$1.2 billion over a twelve-month period, are expected to be funded partly through the FEES funds. See “Republic of Chile—Social Developments.”

Capitalization of the Chilean Central Bank

Under the Fiscal Responsibility Law, the government was authorized to capitalize the Chilean Central Bank until 2010, but only to the extent of the balance of the fiscal surplus that remained after the government had made its contribution to the FRP. In other words, the FRP has priority over other possible uses of the previous year’s fiscal surplus. Any portion of the fiscal surplus not used to capitalize the FRP or the Central Bank can be contributed to the FEES. Amounts equivalent to 0.5% of the annual GDP were contributed to the Chilean Central Bank in 2006, 2007 and 2008. Due to the fiscal deficit, no contribution was made in 2009 or 2010. Since the expiration of the authorization included in the Fiscal Responsibility Law, the government has not submitted any further bill to capitalize the Chilean Central Bank.

Investment Portfolio

The Fiscal Responsibility Law regulates how the Ministry of Finance invests the assets held in these new funds and other fiscal assets. Consistent with the rules adopted for the FRP, the Fiscal Responsibility Law establishes that portfolio managers may be hired for the FEES or, if the Ministry of Finance so decides, investments may be made directly by the Chilean Treasury Service. In addition, the Ministry of Finance is also empowered to entrust management of part or all of these resources to the Chilean Central Bank, acting directly or, following a tender, through third parties. If the Ministry of Finance relies on third parties for portfolio management or for certain of the transactions associated with the administration of financial assets, it must periodically commission independent audits of the condition of the funds and their management by these third parties. In addition, the law requires the Ministry of Finance to publish quarterly reports as to the condition of these funds.

Similarly, the Fiscal Responsibility Law created a financial committee to advise the Ministry of Finance on decisions regarding the investment of fiscal resources and the instructions it issues. The committee was established in 2007 with six experienced professionals in the fields of economics and finances as its members.

Management of Public Sector Assets and Liabilities

The Fiscal Responsibility Law contains rules designed to improve the management of the public sector’s assets and liabilities. Among these, the law regulates operations that commit the government to future payments, affecting institutional financial responsibilities and those of the state as a whole, and it also empowers the Ministry of National Property to charge for the use of properties it manages in order to reflect the real institutional cost of their use and promote efficiency in the use of state properties. The law also includes rules for the approval of information and evaluation systems that refer to investment projects.

Unemployment Contingency Program

The Anti-Unemployment Contingency Program (Programa de Contingencia contra el Desempleo) is intended to provide the government with adequate tools to address future high unemployment rates at a national, regional or local level. In practice, the program can be activated whenever the conditions established by Law No. 20,128 are met —that is, when the national three-month rolling average unemployment rate, measured by the INE, exceeds its average for the previous five months, or when it reaches 10.0% or more. In addition, the program can be activated when these conditions are not met but unemployment has nevertheless reached at least 10.0% in one or more Regions or specific provinces. In those cases, its resources can be used in the Region or province with the highest unemployment rates, or when unemployment reaches at least 10.0% in a specific locality even though the rate for the corresponding Region or province is less than 10.0%. The program became operational in June 2009 and the facilities available (direct employment as well as public investment initiatives that generate indirect employment opportunities, as well as unemployment benefits) were used in each year since then.

Official reports classify unemployment programs as follows, based on the objective pursued: (i) employment program for economic downturns, (ii) support for small business programs, (iii) work training and employment program, and (iv) public works programs.

Oil Prices Stabilization Funds

In 1991, the government created the first Oil Prices Stabilization Fund (Fondo de Estabilización de Precios del Petróleo, or OPSF) as a mechanism to mitigate the impact of fluctuations of international prices on domestic consumers of oil and related products. OPSF was triggered whenever the parity price (provided by the average international price from the two previous weeks) falls outside the reference band (with upper and lower limits of 12.5% over or below the reference price, respectively). Thus, when oil prices were above or below the reference band, the OPSF collected taxes or provides subsidies, to stabilize the mid-term trend in such prices. In June 2010, the OPSF was terminated.

In June 2010, the government created a new two-phase tax system instead of a fund system. The new system became effective in February 2011. The first phase of the system was initially called Sistema de Protección al Contribuyente del Impuesto Específico a los Combustibles (SIPCO), but was later modified in June 2014 and renamed Mecanismo de Estabilización de Precios de los Combustibles (MEPCO). This phase decreases taxes when international oil prices rise and increases taxes when such prices decline, such that the Chilean Treasury assumes the effects of stabilization on its tax revenue. The price band was set at 5.0% in 2014 and reference prices are set in pesos. In the second phase (Seguro de Protección al Contribuyente del Impuesto Específico a los Combustibles, or SEPCO), at the government’s discretion, the Ministry of Finance, on behalf of the Republic of Chile, is authorized to enter into derivatives to hedge oil price increases. The cost and indemnities paid under the derivatives are transferred to the specific indemnities paid under the derivatives are transferred to the specific tax applied to oil products which decreases when international oil prices exceed the reference band and increases when prices decline below the reference band, thereby transferring the benefits of this stabilization mechanism to consumers. Legislation approved in May 2012 improved SEPCO to avoid extreme shifts in consumer oil prices. This second phase has not been implemented.

Budget Law and Political Initiatives

Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or public financial management. Only the executive branch can propose bills on these matters, subject to approval or disapproval by Congress.

The responsibility for the preparation of the central government budget lies with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President submits a budget bill to Congress no later than three months prior to its effective date (generally, each September 30). Congress reviews the proposed budget, but is only permitted to reduce expenditures; it may not change revenue estimates, increase expenditure items, reallocate funds or change financial management regulations. Congressional approval is normally obtained by the end of November. If the budget bill is not passed by Congress within 60 days of its submission by the president, it is deemed approved and becomes law. The government may submit to Congress supplementary budget bills in order to amend the budget law.

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances

(In billions of US$ and % of total GDP)

	2015		2016		2017		2018		2019
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Current Revenues and Expenditures
Revenues	51.3	21.4	51.7	20.8	61.2	20.9	65.6	22.0	60.1	21.3
Net taxes(1)	42.3	17.6	42.8	17.1	50.0	17.1	53.6	17.9	49.2	17.4
Copper revenues(2)	1.1	0.4	0.9	0.4	1.5	0.5	1.7	0.6	1.0	0.4
Social Security contributions	3.4	1.4	3.6	1.4	4.3	1.5	4.4	1.5	4.3	1.5
Donations	0.1	0.1	0.1	0.1	0.2	0.1	0.2	0.1	0.2	0.1
Real property incomes	1.1	0.4	1.1	0.5	1.3	0.4	1.4	0.5	1.6	0.5
Operational revenues	1.3	0.5	1.3	0.5	1.5	0.5	1.6	0.5	1.5	0.5
Other revenues	2.0	0.8	1.8	0.8	2.5	0.9	2.8	1.0	2.4	0.8
Expenditures	46.3	19.3	48.8	19.6	58.3	19.9	59.6	20.0	57.5	20.4
Wages and salaries	11.0	4.6	11.7	4.7	13.9	4.8	14.4	4.8	14.0	4.9
Goods and services	5.0	2.1	5.2	2.1	5.7	1.9	5.7	1.9	5.5	1.9
Interest on public debt	1.6	0.7	1.9	0.7	2.4	0.8	2.5	0.8	2.6	0.9
Transfer payments	18.6	7.8	20.3	8.1	24.4	8.3	24.9	8.3	24.6	8.7
Transfers to social security	9.9	4.1	9.6	4.0	11.8	4.0	11.8	4.0	10.7	3.8
Others	0.1	—	0.1	—	0.1	0.0	0.2	0.1	0.1	0.1
Capital Revenues and Expenditures
Revenues
Asset sales	0.1	—	0.1	—	—	—	—	—	—	—
Expenditures
Investment	5.6	2.3	5.3	2.1	6.3	2.1	6.1	2.0	5.7	2.0
Capital transfers	4.7	—	4.5	1.8	4.7	1.6	4.9	1.6	4.9	1.7
Central government balance	(5.2)	(2.1)	(6.8)	(2.7)	(7.6)	(2.7)	(4.9)	(1.6)	(8.0)	(2.8)
Structural balance(3)	(4.6)	(1.9)	(4.0)	(1.6)	(5.6)	(2.0)	(4.0)	(1.5)	(4.7)	(1.5)
Non-financial public institutions balance	1.1	0.4	0.6	0.2	2.9	1.0	1.5	0.5	n.a	n.a
Consolidated non-financial public sector surplus (deficit)	(4.1)	(1.7)	(6.2)	(2.5)	(4.7)	(1.7)	(3.4)	(1.1)	n.a	n.a

(1)	Taxes collected net of refunds.
(2)

Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra budgetary expense in accordance with IMF accounting guidelines.

(3)

Reflects the amount that revenues and fiscal spending would have reached if GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it is intended to exclude the effects of cyclical economic activity fluctuations and the price of copper.

n.a.= Not available

Source: Chilean Budget Office.

The combined impact of decreased economic activity and devaluation resulting from the widespread demonstrations and social unrest that began in October 2019 adversely affected public sector finances in 2019. See “Public Sector Finances—Government Expenditures—2020 Budget.”

Government Revenue

Public sector revenues increased to Ps.35,004 billion (equivalent to US$51.7 billion) in 2016 from Ps.33,548 billion (equivalent to US$51.3 billion) in 2015. An increase in revenues from net taxes was set off in part by a decrease in copper revenues. Net taxes increased to Ps.28,998 billion (equivalent to US$42.8 billion) for 2016 compared to Ps.27,677 billion (equivalent to US$42.3 billion) for 2015, which represented a 4.8% nominal increase (measured in pesos) as compared to 2015. Copper revenues decreased by 14.8% to Ps.599.7 billion (equivalent to US$0.9 billion) in 2016 from Ps.703 billion (equivalent to US$1.1 billion) in 2015. This decline is attributable to a decrease in the annual average of price for copper, which was US$2.2 per pound in 2016 as compared to US$2.5 per pound in 2015.

As a result, for 2016 the government recorded a fiscal deficit equivalent to US$6.8 billion, or 2.7% of GDP, and a structural fiscal deficit of US$3.9 billion, or 1.6% of GDP, for 2016.

Public sector revenues increased to Ps.37,680 billion (equivalent to US$61.2 billion) in 2017 from Ps.35,004 billion (equivalent to US$51.7 billion) in 2016. Net taxes increased to Ps.30,754 billion (equivalent to US$50.0 billion) for 2017, compared to Ps.28,998 billion (equivalent to US$42.8 billion) for 2016. Copper revenues increased to Ps.898.9 billion (equivalent to US$1.5 billion) in 2017 from Ps.599.7 billion (equivalent to US$0.9 billion) in 2016. This increase is attributable to an increase in the annual average of price for copper, which was US$2.8 per pound in 2017 as compared to US$2.2 per pound in 2016.

In spite of the increased revenues, for 2017 the government recorded a fiscal deficit equivalent to US$7.6 billion, or 2.7% of GDP, and a structural fiscal deficit of US$5.6 billion, or 2.0% of GDP, for 2017.

Public sector revenues increased to Ps.41,767 billion (equivalent to US$65.2 billion) in 2018 from Ps.37,679 billion (equivalent to US$61.2 billion) in 2017. Net taxes increased to Ps.34,304 billion (equivalent to US$53.6 billion) for 2018, compared to Ps.30,754 billion (equivalent to US$50 billion) for 2017. Copper revenues increased to Ps.1,117 billion (equivalent to US$1.7 billion) in 2018 from Ps.898.9 billion (equivalent to US$1.5 billion) in 2017. This increase is attributable to an increase in the annual average of price for copper, which was US$3.0 per pound in 2018, as compared to US$2.8 per pound in 2017.

For 2018 the government recorded a fiscal deficit equivalent to US$4.9 billion, or 1.6% of GDP, and a structural fiscal deficit of US$4.0 billion, or 1.5% of GDP, for 2018.

Public sector revenues increased to Ps.42,240 billion (equivalent to US$60.1 billion) in 2019 from Ps.42,019 billion (equivalent to US$65.6 billion) in 2018. Net taxes increased to Ps 34,579 billion (equivalent to US$49.2 billion) for 2019, compared to Ps.34,304 billion (equivalent to US$53.6 billion) for 2018. Copper revenues decreased to Ps.710.9 billion (equivalent to US$1.0 billion) in 2019 from Ps.1,117 billion (equivalent to US$1.7 billion) in 2018. This decrease is attributable to a decrease in the annual average of price for copper, which was US$2.7 per pound in 2019, as compared to US$3.0 per pound in 2018.

As a result, for 2019, the government recorded a fiscal deficit equivalent to US$8.0 billion, or 2.8% of GDP, and a structural fiscal deficit of US$4.3 billion, or 1.5% of GDP.

Taxation

Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. Tax revenues in any given year are dependent on developments affecting the economy taken as a whole, as well as variations affecting each sector of the Chilean economy. In 2019, tax revenues represented 17.4% of GDP, reflecting a decrease of 0.5% compared to 2018.

Chile’s tax structure includes indirect and direct taxes.

Indirect taxes represent the largest source of tax revenue and include value-added tax (VAT), specific consumption taxes and customs duties.

VAT is levied at a single rate of 19.0% on sales of goods and services, as well as on imports. There are limited exemptions, principally in the area of exports of goods and services and the performance of professional and independent personal services. VAT charged on goods sold and services rendered represents for the taxpayer a fiscal debit that must be declared and paid on a monthly basis, after deducting the fiscal credit represented by VAT borne on purchases, imports or services received for the same tax period or the accumulated unused balance from prior periods.

Specific consumption taxes include taxes on fuel, tobacco and beverages sales. In the 2014 tax reform, corrective taxes were raised, in the case of tobacco, or introduced, in the case of certain beverages. These changes are reflected in the tables below:

Corrective Taxes Rates per the 2014 Tax Reform

Beverages

(%)

2014 Specific Tax Rate
Non-alcoholic beverages	10.0
Non-alcoholic beverages containing added sugar	18.0
Alcoholic beverages, wine and beer	20.5
Other alcoholic beverages, including distilled liquor	31.0

Tobacco

(%)

	2013	2014
Ad valorem tax rate	60.50	30.0
Per unit (UTM)(1)	0.000128803	0.0010304240

(1)	Unidad Tributaria Mensual (monthly inflation-linked unit). As of December 31, 2014, the UTM equaled Ps.43,198.

Ad Valorem Tax Rate

Customs duties consist of an ad valorem tax on imports. The rate is 6.0%, although the effective import tariff was 0.9% in 2014 because of the volume of imports that benefit from free trade agreements to which Chile is a party.

Direct taxes include the corporate income tax and personal income tax. Under the 2014 tax reform, corporate income was annually taxed at a rate of 25.0% or 27.0%, depending on the regime companies adopted. Under the “attribution regime,” which levied a 25.0% tax rate on company income for each tax year, income taxes were immediately allocated to the company’s shareholders. Under the partially integrated regime, tax was levied at a 27.0% rate on a company’s annual income. A shareholder of a company operating under partially integrated regime could claim a personal income tax credit of up to 65.0% of the taxes paid by the company attributable to that shareholder, unless the shareholder was resident in a country with which Chile had entered into a tax treaty, in which case the shareholder could claim a tax credit of up to 100.0% of the taxes paid by the company attributable to that shareholder. For a description of the tax regime following the 2020 Tax Reform, see “Recent Developments—Public Sector Finances—Government Revenue—Recent Tax Reforms.”

The following table sets forth the composition of the central government’s tax revenues for the periods indicated:

Composition of the Central Government’s Tax Revenues

(as a percentage of total revenues)

	2015	2016	2017	2018	2019
Value-added tax	48.0	48.5	52.0	55.9	56.4
Income tax	42.3	39.4	43.1	49.6	49.1
Other taxes on goods and services	8.6	8.7	9.0	9.4	9.7
Foreign trade tax(1)	1.2	1.1	1.1	1.2	1.1
Other taxes	—	2.3	—	—	—

Total	100.0	100.0	100.0	100.0	100.0

(1)	Customs duties.

Source: Chilean Budget Office.

On November 8, 2019, the Ministry of Finance reached an agreement with the leading political parties (“Acuerdo Tributario”) to implement a tax reform in order to finance the Social Agenda and benefit MSMEs and low income senior citizens. See “Recent Developments—Public Sector Financing—Government Revenue—Recent Tax Reforms.”

Tax Measures for Foreign Investors

Foreign shareholders are generally subject to capital gains tax at a rate of 35.0%. Certain foreign institutional investors are exempt from capital gains tax on corporate bonds issued before May 1, 2014 and all foreign investors are exempt from capital gains tax on corporate bonds issued after May 1, 2014 as long as the issuer makes the appropriate election under article 104 of the Income Tax Law. Generally, interest income paid to individuals or legal entities not domiciled in Chile is subject to withholding tax at a rate of 35.0% (or 4.0% in certain cases).

Chile applies transfer pricing rules in transactions between related parties. In this regard, the Income Tax Law provides for the application of the following methods: cost plus method, resale minus method and reasonable profitability method (or comparable uncontrolled price method). Provided no domestic comparable securities exist, the Chilean tax administration may challenge transfer prices on the basis of information available in the international market regarding the value of the same type of goods or services.

The government has entered into, and is currently negotiating with other countries, international agreements to avoid double taxation and to prevent tax evasion. Most of these agreements are or are expected to be based on the OECD model agreement. The following table shows the status of these agreements as of the date of this Annual Report:

Status of the Agreement

In force	Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Colombia, Croatia, Czech Republic, Denmark, Ecuador, France, Ireland, Italy, Japan, Malaysia, Mexico, Norway, New Zealand, Paraguay, Peru, Poland, Portugal, Russia, Spain, Sweden, Switzerland, South Africa, South Korea, Thailand, United Kingdom and Uruguay.

Signed	United States, India and United Arab Emirates.

The agreement with the United States has been approved by the Chilean Congress, but is still pending the U.S. Congress approval to become effective.

Government Expenditures

In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance. In 2015, public expenditures grew in real terms by 7.4%, mainly due to a 6.1% increase in current expenditures, while capital expenditures increased by 13.9% during such year. In 2016, public expenditures grew in real terms by 3.8%, mainly due to a 5.6% increase in current expenditures, while capital expenditures decreased by 4.7% during such year. In 2017, public expenditures grew in real terms by 4.7%, mainly due to a 6.3% increase in current expenditures, while capital expenditures decreased by 2.8% during such year. In 2018, public expenditures grew in real terms by 3.4%, mainly due to the 3.9% increase in current expenditures, while capital expenditures increased by 0.9% during such year. In 2019, public expenditures grew in real terms by 4.2%. The increase in current expenditures during the 2015-2018 period was mainly due to an increase in transfers expenditure, which includes subsidies, donations and social security.

The largest category of the government’s expenditures has generally been social programs, particularly social security, health and education. In 2018, the most recent available information, social programs, including national administration expenditures, accounted for 88% of total government expenditures. During the 2015-2018 period, expenditures for social programs grew in real terms at an average annual rate of 5.1%.

Interest payments on public debt amounted to 4.5% of the governments expenditures in 2019, representing 0.9% of GDP.

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures

(in billions of constant 2018 Pesos)

	2013	2014	2015	2016	2017
National administration(1)	7,291	7,291	7,577	7,917	7,291
Social programs
Health	7,364	7,364	7,752	8,483	7,364
Housing	643	643	540	598	643
Social security	10,482	10,482	10,507	10,823	10,482
Education	7,839	7,839	8,607	9,168	7,839
Other social programs	455	455	489	515	455
Total	34,073	34,073	35,472	37,503	34,073
Economic programs(2)	5,167	5,167	5,241	5,140	5,167
Total central government expenditures	39,240	39,240	40,713	42,643	39,240
Interest payments on public debt	1,116	1,116	1,293	1,459	1,116

(1)	Includes government, defense, justice and security functions.
(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Chilean Budget Office.

Recent Measures

In November 2019, the government announced a package of measures, known as “Levantemos Tu Pyme,” aimed at providing financial aid and tax deductions to more than 6,000 Chilean SMEs affected by affected by acts of vandalism and looting in October and November 2019. See “The Republic of Chile—Social Developments” and “Recent Developments—The Republic of Chile—Social Developments”.

In December 2019, the Minister of Finance announced the EREP Plan, aimed at supporting economic recovery by strengthening employment protection, boosting public investment, supporting SMEs and the reconstruction of urban infrastructure following widespread demonstrations and social unrest that began in October 2019. The total cost of the EREP Plan is currently estimated at U.S.$5.5 billion. See “The Economy——Employment and Labor ——Employment”, “The Republic of Chile—Social Developments” and “Recent Developments—The Republic of Chile—Social Developments.”

In April 2020, the government implemented a series of measures to help MSMEs and families cope with the economic impact caused by the COVID-19 outbreak. See “The Republic of Chile—Recent Social Development—The Outbreak of COVID-19.”

Defense Expenditure

In September 2019, Congress repealed the Reserved Copper Act (Ley Reservada del Cobre), which set forth the government’s obligation to contribute to defense spending in an amount equal to 10.0% of Codelco’s revenues from the export of copper and related byproducts, and replaced it with the Armed Forces Financing Act (Ley de Financiamiento de Fuerzas Armadas). Such legislation establishes a dedicated fund (Fondo Plurianual para las Capacidades Estratégicas de la Defensa) to finance the Chilean armed forces’ medium and long-term expenses, from operating expenses to associated infrastructure, as well as a committee (Consejo del Fondo Plurianual para las Capacidades Estratégicas de la Defensa) comprised of five members in charge of overseeing the control of financial flows. In order to support the Chilean armed forces’ capabilities, the government will make an initial contribution (aporte basal) to the dedicated fund, while the Chilean Central Bank will be responsible for managing a strategic contingency fund (Fondo de Contingencia Estratégico), to be used in critical situations. The legislation also introduces an eight-year national defense policy, which includes a four-year investment plan for the employment of such funds, supervised by the Office of the Comptroller General of the Republic (Contraloría General de la República) and reviewed by the technical commissions (Comisiones Técnicas) of the Senate and the Chamber of Deputies. Codelco’s contributions to defense spending will be phased out over a decade.

2020 Budget

The 2020 budget law (Law No.21,192) for the government and public sector agencies was published in the Official Gazette on December 19, 2019.

As part of the deliberations relating to the 2020 Budget Law, on November 20, 2019, the government and the Senate agreed to introduce a series of measures, including: (i) a 50% increase in government-subsidized pensions for elderly citizens over 80 years of age effective from January 2020; a 30% increase in government-subsidized pensions for elderly citizens aged 75 to 79 effective from January 2020 and rising to 50% by January 2021; a 25% increase in government-subsidized pensions for elderly citizens aged under 75 effective as of January 2020, rising to 40% by January 2021 and 50% by January 2022; (ii) a 50% reduction in public transportation fares for elderly citizens over 65 years of age; (iii) an increase in the per capita expenditure for the Primary Health Care Services (Atención Primaria de Salud); (iv) an online platform for the purchase of medication at the price determined by National Supply Warehouse (Central Nacional de Abastecimiento) and (v) an exemption from customs taxes for the import of donated organs. A number of the foregoing measures have been enacted as laws, while others are subject of parliamentary discussions. Furthermore, the 2020 Budget Law allocates expenditures to fund the rescheduling of student loans as well as the forbearance of penalty interest and related collection expenses.

Due to the implementation of measures to face the effects of the widespread demonstrations and social unrest that began in October 2019, projected central government revenues, when measured in constant pesos of 2020, are expected to decrease by Ps.5,151,340 million (11.8% in real terms) for 2020, in each case, compared to the projections included in the 2019 Budget Law. Projected central government expenditures, when measured in constant pesos of 2020, are expected to increase by Ps.5,141,637 million (10.4% in real terms) for 2020, in each case, compared to the amount executed in 2019. See “Social Developments––The Outbreak of COVID-19.”

For further information on changes to the macroeconomic assumptions underlying the 2020 Budget, see “Recent Developments—Public Sector Finances—Government Expenditures—2020 Budget.”

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•

Litigation: As explained below, the central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, payments are required. As of June 31, 2019 the government had paid approximately Ps.16,642 million (approximately US$22 million as of December 31, 2019) in connection with final court rulings issued in the first half of 2019.

•

Infrastructure Concessions Program Guarantees: Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator. If the effective revenues are less than this minimum, the government is required contractually to cover the shortfall. The government estimates that approximately Ps.48.9 billion (approximately US$65.8 million as of December 31, 2019) were paid on account of program guarantees in 2019.

•

Bank Time Deposit Guarantees: The government guarantees certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (Ps.5.6 million or US$7,604.0 as of December 31, 2019) per person for each calendar year. There have been no bank defaults in Chile since the deposit guarantee program was put in place in 1960. The maximum estimated fiscal exposure as of December 31, 2019 under the government guarantee, assuming all banks defaulted, represented approximately 3.4% of GDP.

•

Pension Guarantees: The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years, but have not saved enough money to reach the minimum pension amount. The shortfall is covered by the government. In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by establishing minimum pensions for the elderly and the handicapped even if they have not contributed or did so for less than 20 years. For 2019, government payments under the pension system represented 0.9% of GDP and are expected to gradually increase to 1.2% of GDP in 2030. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•

Pension Reform Bonds: The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.6% of GDP as of December 31, 2019, as compared to 0.8% of GDP in 2018.

•

Debt Guarantees: As of December 31, 2019, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 1.8% of GDP. Of these internal guarantees, 13.5% guarantee debt incurred by Metro, 34.7% guarantee the debt of EFE and 50.3% guarantee debt related to the financing of higher education (authorized by Law No. 20,207).

•

University Loan Guarantees: Since 2006, the government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students finish or otherwise terminate their studies. The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities.

As of December 31, 2019, the government’s maximum exposure under the program was estimated to represent 1.4% of GDP.

•

CORFO Investment Fund: Since 1985, the CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities. With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital. The aggregate amount of the guaranteed liabilities as of June 30, 2019 totaled approximately Ps.1,753.2 billion (approximately US$2.9 billion as of December 31, 2019). CORFO’s liabilities are not expressly guaranteed by the government.

•

Small Enterprise Guarantees Fund (FOGAPE): The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies. Its potential market segment includes small companies meeting one of the following requirements: (a) companies with maximum annual sales of UF 25,000 (approximately US$950,483 million as of December 31, 2019); (b) exporting companies with annual average sales in the two immediately preceding calendar years of no more than US$16.7 million; or (c) nonprofit legal entities and “sociedades de personas” (partnerships where the specific qualities of the partners are the reason for their business formation, such as limited liability companies) for irrigation and other infrastructure projects. In 2019, guarantees issued by FOGAPE did not give rise to a material contingency, individually or in the aggregate. For a description of FOGAPE’s role in providing financing to MSMEs during the COVID-19 outbreak, see “Recent Developments—Republic of Chile—Social Developments—The COVID-19 Outbreak.”

As of December 31, 2019, the government’s total contingent liabilities represented approximately 7.8% of GDP.

Government Litigation

Chile and many of its governmental agencies are currently, and may in the future be, subject to lawsuits before various courts. Although Chile is actively defending current disputes through the Council for the Defense of the State (Consejo de Defensa del Estado, or CDE), other specialized agencies and private domestic and international law firms, no assurances can be given regarding their outcome.

Domestically, Chile is a defendant in lawsuits before local courts seeking redress for damages allegedly caused by the actions of public institutions or civil servants. Legal defense for these cases is mainly undertaken by the Council for the Defense of the State. As of June 30, 2019, there were approximately 11,507 active judicial proceedings throughout the country, with aggregate claims of Ps.16,346,905 million (approximately US$21.9 billion as of December 31, 2019), involving expropriation, criminal, civil, tax and other matters.

Claims against Chile regarding infrastructure concessions are resolved by a special arbitral system. As of December 31, 2019, disputes pending before the arbitral system involved claims representing approximately 0.2% of GDP. The governmenthas made payments on approximately 37.5% of all claims brought against it since the system began operating. See “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions.”

Government-owned Enterprises

The following table sets forth the government’s share ownership and total assets of the principal state-owned enterprises as of December 31, 2019, and revenue and net income (loss) for the year ended December 31, 2019, unless otherwise indicated:

	Percentage of State Ownership as of December 31, 2019	Total Assets at December 31, 2019 (in millions of US$)	Revenue for the Year Ended December 31, 2019 (in millions of US$)	Net Income (Loss) for the Year Ended December 31, 2019 (in millions of US$)
Main Public Sector Enterprises:
Banco Estado (financial)	100.0	58,224	1,738	62
Codelco (copper)	100.0	40,345	12,525	(46)
ENAP (oil and gas)	100.0	6,512	7,628	5
Enami (mining)	100.0	1,206	1,125	(22)
EFE (railway)	100.0	2,367	120	(78)
Metro S.A. (Santiago’s subway)	100.0	7,122	559	(277)

Source: Chilean Budget Office.

Banco Estado

Banco Estado is an autonomous commercial bank, wholly owned by the state, subject to the same laws and regulations as Chilean private-sector banks and supervised by the CMF. It is one of the largest Chilean financial institutions. As of December 31, 2019, Banco Estado had 412 branches and had issued approximately 10.5 million term savings accounts. It offers comprehensive financial services throughout the country, with an extensive network of electronic distribution channels and branches extending to rural areas as well. It also contributes to the development of the local economy, playing a significant role in permitting credit access for small- and medium-sized enterprises and in savings for small investors. Banco Estado accesses the international capital markets from time to time, as part of its financing strategy. The government also makes capital contributions from time to time, whether in cash or by authorizing the capitalization of distributable net income.

Codelco

Codelco is a mining enterprise wholly owned by the State. Codelco’s corporate purpose is to maximize the value of its mineral resources for the benefit of its shareholder, the Republic of Chile, by fully developing its vast mining resources on a timely basis, leveraging its experienced workforce, utilizing its advanced technological assets in key areas and executing strategic initiatives related to its (1) capital expenditures program, (2) improvement in operations, (3) exploration efforts, (4) investment in human capital and (5) mining association with third parties. As part of its strategy to increase production and revenues, Codelco has undertaken several projects, business ventures and associations with private sector mining and non-mining enterprises.

Under Chilean Law, Codelco’s net earnings are subject to an additional tax of 40.0% in addition to ordinary corporate income tax. Codelco is also subject to an additional mining tax that is based on its operating income each year. Income tax payments and other taxes paid by Codelco to the Chilean Treasury in 2015, 2016, 2017, 2018 and 2019 were US$0.7 billion, US$0.6 billion, US$0.9 billion, US$1.2 billion and US$1.1 billion, respectively.

In addition, the Reserved Copper Act (Ley Reservada del Cobre) sets forth the government’s obligation to contribute to defense spending (e.g., renewal of war material and equipment), an amount equal to 10.0% of Codelco’s revenues from the export of copper and related byproducts. Such funds are directly transferred by Codelco to the General Treasury of the Republic (Tesorería General de la República, or the Chilean Treasury) and then segregated in a special extra-budgetary Treasury account. Transfers under the Reserved Copper Act totaled US$0.9 billion (0.4% of GDP), US$0.9 billion (0.4% of GDP), US$1.1 billion (0.4% of GDP) and US$1.7 billion (0.6% of GDP), in 2015, 2016, 2017 and 2018, respectively. In 2016, Codelco incurred in US$394.8 million indebtedness in the international capital markets, to fund in part its transfers under the Reserved Copper Act. A bill was submitted to Congress in 2011, that would create a new model for financing military expenses eliminating the contributions set forth in the Reserved Copper Act. In 2019, Congress enacted legislation establishing a mechanism for financing national defense, gradually eliminating Codelco’s mandatory contributions to national defense spending. See “—Defense Expenditure.”

In December 2016 and March 2017, the Ministries of Mining and Finance approved capital contributions of US$500 million and US$475 million to Codelco, respectively. Codelco is the largest company in Chile in terms of sales.

Codelco accesses the international debt capital markets from time to time, to finance its operations.

ENAP

ENAP is a state-owned enterprise dedicated to the exploration, development and production of crude oil wells, both in Chile and abroad. ENAP also engages in the refining of crude oil to be sold to private distributors. ENAP was incorporated in 1950 and has diversified its corporate activities and business purpose from the production of crude oil wells in Chile to the refining and export of oil products, and the exploration and development of oil wells in several countries around the world. In May 2010, the government transferred responsibility for ENAP from the Ministry of Mining to the Ministry of Energy, with the Minister of Energy now serving as chairman of ENAP’s board of directors.

In October 2014, the government submitted a bill to Congress to expand the business purpose of ENAP to include the electricity generation through ENAP’s affiliates. The bill was approved by Congress and published in the Official Gazette on February 5, 2016.

In 2018, the latest available information, ENAP’s sales totaled 13.6 million cubic meters of crude oil and its by-products, of which 12.9 million cubic meters were sold to the local market and the balance was exported.

ENAP accesses local and international bank and capital markets from time to time to finance its operations.

Enami

Enami is a wholly government-owned enterprise dedicated to the development of small and medium-scale mining companies by facilitating their access to the precious metals market under competitive conditions. To meet these goals, Enami conducts the following operations:

•

Mining Development. This operation involves mining-venture financing, technical assistance for the preparation and evaluation of projects, allocation of credit resources for the implementation of feasible projects, and access to the market by means of authorized ore purchases;

•

Ore Processing. Enami transforms sulfide and oxide ores with low copper grades into smelting products, concentrates and precipitates. Enami began producing electrowinning (EW) cathodes from oxidized ore processing in 2003; and

•

Smelters and Refinery. This operation involves Enami’s main assets ensuring the processing of the production of small- and medium-sized mining firms, under the same terms as those offered to large-scale producers in Chile. In 2005, the Ventanas foundry and smelting facility was transferred to Codelco. Enami used the proceeds of this sale to pay down its debts and begin to transfer profits to the Chilean Treasury.

EFE

EFE is a wholly government-owned enterprise dedicated to the development and management of railway infrastructure. EFE’s business is divided into three segments: passenger, cargo transportation services and real estate management. EFE’s passenger business is conducted through three affiliated operating companies: Metro Regional de Valparaíso S.A. (MERVAL), Trenes Metropolitanos S.A. (TMSA), and Ferrocarriles Suburbanos de Concepción S.A. (FESUB).

As of December 2019, Chile had a railroad network of approximately 2,200 kilometers that extends from Regions V to X. EFE is responsible for the maintenance of, and improvements to the tracks, the signaling, electrification and communication systems, control centers and the stations.

In 2018, the latest available information, EFE had operating revenues derived from passenger transport (65.7%), cargo (20.7%) and real estate management (13.6%).

Metro

Metro is a company wholly owned by the government. Its corporate purpose is the development, construction and operation of an urban railroad network, which is mainly underground and covers the city of Santiago and includes stations and maintenance workshops. In 2019, the railway network was composed of six interconnected lines totaling approximately 140 kilometers and 136 stations servicing approximately 703,7 million passenger trips per year and including 1,339 wagons and cabins. Metro has embraced a dynamic expansion plan, which is incorporated in the Plan Transantiago. In June 2018, the Piñera administration announced its intention to replace the Plan Transantiago with the Plan de Transporte Tercer Milenio (Third Millenium Transport Plan), which is aimed at modernizing the Chilean transport system, including the urban railroad network.

Metro’s revenues derive mainly from ticket sales, leasing advertising and commercial space, leasing and selling real estate, vending machines and providing telecommunication services. Due to large asset depreciation costs, the company historically has not recorded profits and therefore has not made contributions to the Chilean Treasury.

Capitalization of Public Companies

The capitalization of a company owned by the government must be authorized by Congress.

Codelco, as the main public company in Chile, is involved in a significant number of investment projects. In 2014, Congress approved Treasury attributions of up to US$4.0 billion between 2014 and 2018, including with retained profits of up to US$1.0 billion to support Codelco’s business and development plan. The capitalization approved was made subject to making the improvements contemplated in Codelco’s business and development plan. Additionally, it authorizes the Republic of Chile to fund its contributions with the proceeds of debt incurred in Chile or abroad, up to US$3.0 billion. In December 2014, the government issued US$1.5 billion of external bonds. On October 28, 2015, the government contributed US$600 million to Codelco’s capital. An additional US$500 million were contributed in December 2016. In January 2017, the government issued US$1.5 billion equivalent of Peso-denominated bonds placed in the local market of internal bonds. An additional capital contribution was made to Codelco in March 2017 for US$475 million. Further in 2018, the government announced a US$1,000 million capital contribution to Codelco, of which US$600 million was made in 2018 and the remaining US$400 million were contributed in 2019. In addition, in 2018, the government made a US$400 million capital contribution to ENAP.

In November 2014, Congress authorized the capitalization of Banco Estado by up to US$500 million. The capitalization law allocated US$450 million to the direct capitalization of Banco Estado and US$50 million to the Small Enterprise Guarantee Fund (Fondo de Garantía para Pequeños Empresarios, or FOGAPE), a fund administered by Banco Estado that grants partial financial guarantees to small businesses. As of December 31, 2016 the total amount authorized had been contributed.

In January 2018, Congress approved a US$47 million capitalization of Televisión Nacional de Chile and the creation of a cultural television channel.

On November 19, 2019, Congress enacted legislation providing for a US$500 million capital contribution to Banco Estado to counteract the decreasing trend of its regulatory capital limits and to expand its credit capacity as part of the Levantemos Tu Pyme program, allowing Banco Estado to expand its lending operations to support SMEs affected by acts of vandalism and looting in October and November 2019. Banco Estado received a first tranche of such capital contribution equal to US$250 million on November 29, 2019, and the remaining amount on January 27, 2020. See “Public Sector Finances—Government Expenditures—Recent Measures.”

In December 2019, the government made a US$200 million equity contribution to Metro, funded with resources included in the 2019 Budget Law.

In March 2020, the government announced an extraordinary US$500 million capital contribution to Banco Estado to expand its lending operations, within the series of extraordinary economic relief measures aimed at protecting health, salaries and employment in light of the COVID-19 outbreak. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19.”

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$7.8 billion as of December 31, 2015, US$10.1 billion as of December 31, 2016, US$12.8 billion as of December 31, 2017, US$14.6 billion as of December 31, 2018 and US$15.8 billion as of December 31, 2019. The ratio of public sector external debt to GDP stood 3.5% in 2015, 4.0% as of December 31, 2016, 4.4% as of December 31, 2017, 5.3% as of December 31, 2018 and 5.9 % as of December 31, 2019. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor

(in millions of US$)

	2015	2016	2017	2018	2019
IDB	412.6	581.6	701.5	855.4	879.7
IBRD (World Bank)	100.7	185.2	160.6	146.6	142.6
Bonds	7,027.6	8,992.1	11,634.9	13,321.3	14,609.0
IDA (World Bank)	—	—	—	—	—
Others	236.3	321.9	310.6	221.02	184.3

Total	7,777.2	10,080.8	12,807.5	14,544.3	15,815.6

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, by Currency

(in millions of US$)

	2018	2019
United States Dollar	8,242.5	8,803.2
Euro	5,677.2	6,501.3
Chilean Pesos	624.3	511.0
Other	0.2	0.1

Total	14,544.3	15,815.6

Source: Chilean Budget Office.

The following table sets forth the amortization of public sector external debt by category for the periods indicated:

Amortization of Gross Total Consolidated Public Sector External Debt (1)

(in millions of US$)

	Outstanding as of December 31, 2019	2020	2021	2022	2023	2024	2025	2026 to Final Maturity
Central Government:
Multilateral organizations	1,022	62	50	37	34	30	89	720
Chilean Treasury bills	—	1,134	447	428	—	—	1,705	10,896
Chilean Treasury bonds	14,609	—	—	—	—	—	—	—
Bilateral and Other creditors	184	38	32	24	24	22	9	37

Total	15,816	1,234	528	489	58	51	1,800	11,653
Chilean Central Bank:	84	—	—	—	—	—	—	84
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	—	—	—	—	—	—	—	—
Other creditors	—	—	—	—	—	—	—	—
Bonds	227	176	19	22	10	—	—	227
SDR allocations (IMF)(2)	1,131	—	—	—	—	—	—	1,131

Total	1,443	—	—	—	—	—	—	1,443
Banco Estado:
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	2,173	1,960	30	56	—	—	—	127
Banco Estado NY	157	120	37	—	—	—	—	—
Subtotal	2,330	2,080	67	56	—	—	—	127
Other creditors	3,903	792	507	505	—	128	263	1,708

Total	6,233	2,872	574	561	—	128	263	1,835
Non-financial public enterprises:
Multilateral organizations	1,280	32	332	316	—	—	—	600
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	2,103	672	129	379	474	151	74	225
Bonds	18,610	569	637	412	335	1,919	1,277	13,459
Other creditors	30	4	4	4	4	3	3	7

Total	22,023	1,278	1,102	1,112	813	2,073	1,354	14,292

Total Gross Public Sector External Debt	45,514	5,384	2,204	2,162	870	2,253	3,	29,222

(1)	Includes medium- and long-term external debt.
(2)	Special Drawing Rights (Derechos Especiales de Giro) are an international asset reserve created by the IMF.

Source: Chilean Central Bank, Chilean Budget Office, Banco Estado and Chilean Treasury.

Private Sector External Debt Guaranteed by the Government

As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the government is the guarantor of a small portion of the private sector’s external debt. It is the government’s policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees of the government fell steadily between 1999 and 2004, and ended in 2005.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt

(in millions of US$, except ratios and as noted)

	2015	2016	2017	2018	2019
Medium- and long-term debt
Public sector(1)	30,041	33,563	44,470	48,296	57,088
Private sector	115,282	114,491	116,286	115,963	118,968

Total medium- and long-term debt	145,324	148,054	160,756	164,259	176,056
Short-term debt
Public sector(1)	1,789	1,807	2,800	2,954	2,336
Private sector	13,791	14,954	16,893	17,336	19,712

Total short-term debt	15,580	16,761	19,693	20,289	22,048

Total short-, medium and long-term debt	160,904	164,815	180,449	184,548	198,104

Use of IMF credit	—	—	—	—	—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	122.3	124.3	141.5	144.7	157.4

Total public(1) and private external debt/GDP	71.3%	64.9%	61.8%	58.4%	74.3%

Total public(1) and private external debt/exports(2)	343.3%	345.4%	353.0%	337.5%	354.0%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of December 31 2020, Chile had the following global bonds outstanding:

•	3.875% US$681,291,000 Notes due August 5, 2020;

•	5.5% Ps.434,345,000,000 Notes due August 5, 2020;

•	3.25% US$508,202,000 Notes due September 14, 2021;

•	2.25% US$542,682,000 Notes due October 30, 2022;

•	1.625% €1,240,000,000 Notes due January 30, 2025;

•	3.125% US$497,157,000 Notes due March 27, 2025;

•	1.75% €1,200,000,000 Notes due January 20, 2026;

•	3.125% US$840,333,000 Notes due January 21, 2026;

•	3.24% US$2,000,000,000 Notes due February 6, 2028;

•	1.44% €830,000,000 Notes due February 1, 2029;

•	1.875% €1,650,000,000 Notes due May 27, 2030;

•	0.830% €1,554,685,000 Notes due July 2, 2031;

•	2.550% US$750,000,000 Notes due January 27, 2032;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.625% US$456,810,000 Notes due October 30, 2042;

•	3.86% US$1,541,831,000 Notes due June 21, 2047; and

•	3.500% US$2,318,357,000 Notes due January 25, 2050.

Central Government Internal Bonds

In 2003, the Chilean Treasury issued the approximate equivalent of US$363 million long-term debt securities in UF with a 20-year term. This issuance was part of the government financing plan and was the first issue under a program designed to develop the domestic financial market. Since 2010, the government’s local bond issuances have primarily been intended to further develop the domestic market. In 2017, Chile began offering local law, peso denominated bonds in the international capital markets. In January 2017, Chile placed Ps.1 trillion in 4.5% bonds due 2021, of which Ps.161 billion were placed in the international capital markets. In June 2017, Chile placed Ps.675 billion in 4.5% bonds due 2021, of which Ps.116.8 billion were placed in the international capital markets and Ps.660 billion in 5.0% bonds due 2035, of which Ps.115.3 billion were placed in the international capital markets. In July 2018, Chile placed Ps.440 billion in 4.0% bonds due 2023, of which Ps 37.3 billion were placed in the international capital markets, and Ps.610 billion in 4.7% bonds due 2030, of which Ps.66.6 billion were placed in the international capital markets.

The following table reflects the Chilean Treasury’s bond issuances since 2003:

Chilean Treasury Bond Issuances in the Local Market

(in millions of US$)(1)

As of December 31,	BTP- 5(2)	BTP- 7(3)	BTP- 10(4)	BTP- 20(5)	BTP- 30(6)	BTU- 5(7)	BTU- 7(8)	BTU- 10(9)	BTU- 20(10)	BTU- 30(11)	Total	% of GDP
2003	—	—	—	—	—	—	—	—	363	—	363	0.4
2004	—	—	—	—	—	—	—	—	773	—	773	0.7
2005	—	—	—	—	—	—	—	385	385	—	769	0.6
2006	—	—	—	—	—	—	—	—	—	—	—	0.0
2007	—	—	343	—	—	—	—	—	401	—	743	0.4
2008	—	—	318	—	—	—	—	—	702	583	1,603	1.1
2009	336	—	474	—	—	558	—	1,034	411	414	3,227	1.7
2010	—	—	801	—	—	641	1,099	1,558	1,374	1,374	6,847	2.9
2011	—	863	863	—	—	855	770	770	727	727	5,574	2.4
2012	—	—	521	519	—	483	229	455	516	638	3,361	1.2
2013	—	—	501	503	403	—	—	1,333	654	561	3,955	1.5
2014	247	—	387	519	280	—	—	662	602	466	3,163	1.3
2015	—	—	1,154	836	764	999	—	1,214	999	803	6,770	2.8
2016	1,034	—	1,424	724	—	1,460	—	1,460	736	736	7,574	3.0
2017	3,443	—	—	1,714	—	1,259	—	—	1,143	956	8,514	2.9
2018	1,289	—	1,253	538	—	872	—	772	701	431	5,854	2.1
2019	1,123	—	2,402	—	—	833	—	1,298	—	1,095	6,750	2.5

(1)	Using the exchange rate at December 31 of the applicable year, unless otherwise indicated.
(2)	Peso-denominated internal bonds with a term of 5 years
(3)	Peso-denominated internal bonds with a term of 7 years.
(4)	Peso-denominated internal bonds with a term of 10 years.
(5)	Peso-denominated internal bonds with a term of 20 years.
(6)	Peso-denominated internal bonds with a term of 30 years.
(7)	UF-denominated bonds with a term of 5 years.
(8)	UF-denominated bonds with a term of 7 years.
(9)	UF-denominated bonds with a term of 10 years.
(10)	UF-denominated bonds with a term of 20 years.
(11)	UF-denominated bonds with a term of 30 years.

Source: Ministry of Finance.

As of December 31, 2019, Chile had the following local bonds outstanding:

•	6.0% Ps.427,305 million treasury bonds due January 1, 2020;

•	4.5% Ps.931,295 million treasury bonds due February 28, 2021;

•	4.5% Ps.2,522,020 million treasury bonds due March 1, 2021;

•	6.0% Ps.217,965 million treasury bonds due January 1, 2022;

•	4.5% Ps.3,629,400 million treasury bonds due March 1, 2026;

•	6.0% Ps.5,250 million treasury bonds due January 1, 2032;

•	6.0% Ps.6,200 million treasury bonds due January 1, 2034;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps.3,247,570 million treasury bonds due January 1, 2043;

•	6.0% Ps.72,405 million treasury bonds due January 1, 2024;

•	6.0% Ps.6,200 million treasury bonds due January 1, 2034;

•	4.5% Ps.3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	4.0% Ps.2,010,200 million treasury bonds due March 1, 2023;

•	4.7% Ps.1,256,000 million treasury bonds due September 1, 2030;

•	5.1% Ps.700,000 million treasury bonds due July 15, 2050;

•	4.5% UF 9,051 thousand treasury bonds due October 15, 2023;

•	4.5% UF 4,250 thousand treasury bonds due August 1, 2024;

•	2.6% UF 1,570 thousand treasury bonds due September 1, 2025;

•	3.0% UF 653 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	3.0% UF 2,869 thousand treasury bonds due March 1, 2038;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 3,118 thousand treasury bonds due March 1, 2039;

•	3.0% UF 5,652 thousand treasury bonds due July 1, 2019;

•	3.0% UF 11,904 thousand treasury bonds due January 1, 2020;

•	3.0% UF 2,858 thousand treasury bonds due January 1, 2030;

•	3.0% UF 3,903 thousand treasury bonds due January 1, 2040;

•	3.0% UF 1,614 thousand treasury bonds due January 1, 2022;

•	3.0% UF 548 thousand treasury bonds due January 1, 2032;

•	3.0% UF 1,352 thousand treasury bonds due January 1, 2042;

•	3.0% UF 1,790 thousand treasury bonds due January 1, 2024;

•	3.0% UF 628 thousand treasury bonds due January 1, 2034;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	1.5% UF 107,469 thousand treasury bonds due March 1, 2021;

•	1.3% UF 53,700 thousand treasury bonds due March 1, 2023;

•	1.9% UF 34,840 thousand treasury bonds due September 1, 2030; and

•	2.1% UF 12,880 thousand treasury bonds due July 15, 2050.

Liability Management in the Domestic Market

In 2016, the Republic implemented a liability management program in the local market. Through this program, the Republic sold various series of UF-denominated notes due in 2021, 2026, 2035 and 2043; and Peso-denominated notes due in 2021, 2026, 2035 and 2044 to refinance outstanding Peso and UF denominated bonds for an aggregate amount of approximately US$16,162 million.

Debt Service and Debt Restructuring

Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to Latin American borrowers generally. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from banks. Chile agreed to further rescheduling with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining medium-term commercial bank loan amounts outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal or interest payments during this period.

In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank’s International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid-1990s, this debt conversion program, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

Beginning in 1995, Chile began the process of pre-paying its public sector debt rescheduled in the 1980s and new debt borrowed at that time, together with debt incurred under IMF and World Bank programs.

Between 1989 and 2008, the government serviced the debt held with the Chilean Central Bank, denominated in UF and in dollars. Until 1994, payments were generally limited to a portion of accrued interest. The debt stock increased by US$1.2 billion between 1989 and 1994, due to the capitalization of semiannual interest. From 1995 until 1999, the government amortized capital by US$1.6 billion, with a debt stock reduction of US$956 million.

In 2007, the government prepaid the last notes in dollars originally payable in 2013 and 2014 and, in 2008, repaid the debt stock denominated in UF.

In 2014, the government prepaid US$170,533,000 of its 3.875% Notes due August 5, 2020 and US$343,973,000 of its 5.5% Notes due September 14, 2021.

In 2016, the government prepaid US$89,623,000 of its 3.875% Notes due August 5, 2020; US$94,823,000 of its 3.25% Notes due September 21, 2021; US$115,881,000 of its 3.25% Notes due October 30, 2022 and US$301,869,000 of its 3.125% Notes due March 27, 2025.

On June 21, 2017, the Republic issued €700,000,000 1.875% Notes due 2030 and US$1,541,831,000 3.860% Notes due 2047. Approximately US$289.0 million of the net proceeds of the latter issue were applied to purchase certain of the Republic’s 3.625% Global Notes due 2042.

In February 2018, the Republic issued €830,000,000 1.440% bonds due 2029 and US$2,000,000,000 3.240% bonds due 2028. Approximately US$989.3 million of the net proceeds of the latter issue were applied to purchase certain of the Republic’s Notes due 2020, 2021, 2022, 2025 and 2026.

In June and July 2019, the Republic issued its US$1,418,357,000 3.500% green bonds due 2050 and €861,000,000 0.830% green bonds due 2031. Approximately US$887.0 million of the net proceeds of the former issue were applied to purchase certain of the Republic’s bonds due 2020, 2021, 2022, 2025, 2026, 2042 and 2047.

Debt Record

Chile has regularly met all principal and interest obligations on its external debt for over 50 years.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)

Consolidated (in millions of pesos of each year)

	As of December 31,				As of September 30, 2019
	2015	2016	2017	2018
Total financial debt	16,071,153	15,741,304	15,345,330	17,661,760	19,624,484
Financial debt, excluding debts owed to central government	16,071,153	15,741,304	15,345,330	17,661,760	19,624,484
Short-term(2)	1,342,042	1,068,512	942,758	1,571,637	1,547,718
Long-term(3)	14,729,110	14,672,792	14,402,573	16,090,123	18,076,766
Financial debt with central government(4)	—	—	—	—	—
Financial assets(5)	1,838,036	912,031	1,628,669	1,896,117	2,458,412
Net financial debt	14,233,117	14,829,272	13,485,947	15,765,644	17,166,072
Excluding central government	14,233,117	14,829,272	13,485,947	15,765,644	17,166,072

(1)

Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.

(2)

Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.

(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,
	2015	2016	2017	2018	2019
Net Consolidated Debt	(7.9)	(2.7)	1.4	1.6	2.3

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank

(in millions of pesos of each year)

	As of December 31,
	2015	2016	2017	2018	2019
Liabilities	20,336,735	21,032,035	18,953,410	20,178,583	20,869,170
Chilean Central Bank Notes and Bonds(1)	13,494,386	15,114,142	14,836,684	13,884,907	13,885,795
Fiscal Deposits	419,683	780,412	317,898	869,433	715,807
Others(2)	6,422,667	5,137,481	3,798,829	5,424,243	6,267,568
Assets without subordinated debt	27,530,130	27,211,437	24,418,382	28,060,372	32,030,318
Net International Reserves (in US$ million)	38,643	40,494	38,983	39,861	40,657
Others(3)	196,702	190,430	435,490	329,733	1,756,343

Total Net Debt without subordinated debt(1)(2)	(7,193,395)	(6,179,401)	(5,464,972)	(7,881,789)	(11,161,148)

(1)

Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)

Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of pesos of each year, except as indicated)

	As of December 31,
	2015	2016	2017	2018	2019
Debt in pesos	22,523,188	29,317,723	34,965,837	39,186,492	43,997,027
External Debt	464,148	434,345	434,345	434,345	380,481
Domestic Debt	22,059,040	28,883,378	34,531,492	38,752,147	43,616,546
Assets in pesos	10,782,887	12,236,988	13,072,668	14,483,242	16,063,376
Assets in pesos, without public enterprises(1)	10,778,887	12,236,988	13,072,668	14,483,242	16,063,376
Chilean Central Bank Deposits	296,689	463,976	—	—	—
Financial debt of public enterprises with the Central government	4,000	—	—	—	—

Net debt in pesos(2)	11,740,301	17,080,735	21,893,169	24,703,249	27,933,6510
Debt in U.S. dollars (in US$ million)	7,121	9,430	12,101	13,920	15,305
Treasury Bills with the Chilean Central Bank (in US$ million)	—	—	—	—	—
External Debt (in US$ million)	7,121	9,430	12,101	13,920	15,305
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	31,477	32,637	34,800	33,800	31,829

Net debt in U.S. dollars (in US$ million)	(24,356)	(23,207)	(22,699)	(19,880)	(16,524)
Total Financial Debt(4)	27,560,190	35,610,201	42,410,915	48,870,460	55,393,169
Total Financial Assets(5)	33,047,936	34,015,524	34,482,435	37,997,313	39,763,975

Total Net Financial Debt	(5,487,747)	1,594,677	7,928,480	10,873,146	15,629,194

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of December 31, 2019, central government liabilities represented 27.9% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled (0.7)% of GDP as of December 31, 2015, and 9.7% of GDP as of December 31, 2019. This increase is largely due to the growth in the gross public debt, which rose from 17.3% of GDP in 2015 to 27.9% of GDP in 2019. The increase in gross public debt was mainly due to debt incurred to cover the fiscal deficits of the last years, which increased from a deficit 2.1% of GDP in 2015, 2.7% of GDP in 2016, 2.8% of GDP in 2017, 1.6% of GDP in 2018 and 2.8% of GDP in 2019.

Chilean Central Bank Debt and Consolidated Debt

The Chilean Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since that date. During the financial crisis experienced in Chile in 1983 and 1984, the Chilean Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

The main liabilities of the Chilean Central Bank are its guarantees of public deposits and the securities issued by the bank itself. The Chilean Central Bank’s main assets are the international reserves of the public with the bank, and the notes delivered to it by the government in connection with the financial crisis of 1983. As of December 31, 2008, the government had no debt owing to the Chilean Central Bank. See “Debt Service and Debt Restructuring.”

As of December 2019, the assets of the Chilean Central Bank exceeded its liabilities, resulting in net indebtedness equivalent to (5.6)% of GDP. In 2015, 2016, 2017 and 2018, the Chilean Central Bank had net indebtedness of (4.5)% and (3.6)%, (3.0)% and (4.1)% of GDP, respectively. The consolidated indebtedness, including public sector liabilities and Chilean Central Bank debt, is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways: (i) it reflects payment risk, which is minimal and explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and (ii) in order to meet its interest payment obligations, resources must be used that could otherwise be used for public investment financing. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of December 31, 2019 represented 2.3% of GDP compared to 1.6% as of December 31, 2018, 1.4% as of December 31, 2017, (2.7)% as of December 31, 2016, (7.9)% as of December 31, 2015.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also discloses information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

The financial indebtedness of state-owned companies, excluding indebtedness owed to the Republic of Chile, totaled approximately 8.7% of GDP as of September 30, 2019, most recent data available, compared to 8.2% of GDP as of December 31, 2018. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2019, the total amount of public guarantees totaled 1.8% of GDP, as compared with 1.7% of GDP in 2018.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability equals 0.6% of GDP as of December 31, 2019, compared to 0.8% of GDP as of December 31, 2018. This debt will be paid progressively as the workers who contributed to the old pension system retire. See “Monetary and Financial System— Pension Funds and the Chilean Pension System.”

TABLES AND SUPPLEMENTAL INFORMATION

External Medium-and Long-Term Direct Debt of the Central Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
Chilean Pesos	Fixed 5.5%	2010	2020	293.622
Chilean Pesos	Fixed 5.5%	2011	2020	217.351
CRS	Fixed 0.75%	1972	2022	0.134
Euro	Fixed 0.75%	2002	2042	6.477
Euro	Fixed 0.75%	2004	2041	5.805
Euro	Fixed 0.75%	2007	2047	0.572
Euro	Fixed 0.75%	2008	2048	5.404
Euro	Fixed 0.83%	2019	2031	962.441
Euro	Fixed 1.44%	2018	2029	927.789
Euro	Fixed 1.625%	2014	2025	1,386.094
Euro	Fixed 1.75%	2016	2026	1,341.382
Euro	Fixed 1.875%	2015	2030	1,844.400
Euro	Fixed 2.0%	1990	2022	0.022
Euro	Fixed 2.0%	1990	2023	0.264
Euro	Fixed 2.0%	1990	2023	0.034
Euro	Fixed 2.0%	1990	2023	0.188
Euro	Fixed 2.0%	1990	2023	0.077
Euro	Fixed 2.0%	1991	2021	1.276
Euro	Fixed 2.0%	1993	2023	1.817
Euro	Fixed 2.0%	1993	2023	2.821
Euro	Fixed 2.0%	1994	2024	2.092
Euro	Fixed 2.0%	1996	2026	4.881
Euro	Fixed 5.4%	2007	2021	7.481
United States Dollars	Fixed 3.9%	2013	2028	35.670
United States Dollars	Fixed 0.15%	1995	2033	1.850
United States Dollars	Fixed 0.15%	1995	2033	1.253
United States Dollars	Fixed 0.15%	1995	2034	0.028
United States Dollars	Fixed 0.15%	1995	2034	0.614
United States Dollars	Fixed 0.15%	1995	2034	0.020
United States Dollars	Fixed 0.15%	1995	2034	1.309
United States Dollars	Fixed 0.15%	1995	2035	0.305
United States Dollars	Fixed 0.15%	1995	2035	1.552
United States Dollars	Fixed 0.15%	1995	2035	0.496
United States Dollars	Fixed 0.15%	1995	2035	0.679
United States Dollars	Fixed 0.15%	1995	2036	0.372
United States Dollars	Fixed 0.15%	1995	2036	0.041
United States Dollars	Fixed 0.15%	1995	2036	0.224
United States Dollars	Fixed 0.15%	1995	2036	0.005
United States Dollars	Fixed 0.15%	1995	2037	0.002
United States Dollars	Fixed 0.15%	1995	2037	0.015
United States Dollars	Fixed 0.15%	1995	2038	0.208
United States Dollars	Fixed 0.15%	1995	2038	0.022
United States Dollars	Fixed 0.5%	1993	2025	0.993
United States Dollars	Fixed 0.5%	1993	2028	0.228
United States Dollars	Fixed 0.5%	1994	2026	0.382
United States Dollars	Fixed 0.5%	1994	2026	0.186
United States Dollars	Fixed 0.5%	1994	2026	0.082
United States Dollars	Fixed 0.5%	1994	2026	0.967
United States Dollars	Fixed 0.5%	1994	2027	0.047

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
United States Dollars	Fixed 0.5%	1994	2027	0.128
United States Dollars	Fixed 0.5%	1995	2025	0.297
United States Dollars	Fixed 0.5%	1995	2025	0.353
United States Dollars	Fixed 0.5%	1997	2027	0.316
United States Dollars	Fixed 0.96%	1993	2023	3.156
United States Dollars	Fixed 0.96%	1993	2024	2.326
United States Dollars	Fixed 0.96%	1993	2024	0.052
United States Dollars	Fixed 0.96%	1993	2024	0.139
United States Dollars	Fixed 0.96%	1993	2024	0.024
United States Dollars	Fixed 0.96%	1993	2025	1.762
United States Dollars	Fixed 0.96%	1993	2025	0.085
United States Dollars	Fixed 0.96%	1993	2025	0.596
United States Dollars	Fixed 0.96%	1993	2025	0.027
United States Dollars	Fixed 0.96%	1993	2025	0.110
United States Dollars	Fixed 0.96%	1993	2026	0.741
United States Dollars	Fixed 0.96%	1993	2026	2.224
United States Dollars	Fixed 0.96%	1993	2026	0.070
United States Dollars	Fixed 0.96%	1993	2026	3.197
United States Dollars	Fixed 0.96%	1993	2026	1.503
United States Dollars	Fixed 0.96%	1993	2026	0.122
United States Dollars	Fixed 0.96%	1993	2026	0.057
United States Dollars	Fixed 0.96%	1993	2027	0.119
United States Dollars	Fixed 0.96%	1993	2027	0.016
United States Dollars	Fixed 0.96%	1993	2027	0.035
United States Dollars	Fixed 0.96%	1993	2024	0.039
United States Dollars	Fixed 0.96%	1993	2026	0.081
United States Dollars	Fixed 0.96%	1993	2027	0.366
United States Dollars	Fixed 1.25%	1993	2024	0.019
United States Dollars	Fixed 2.25%	2012	2022	427.707
United States Dollars	Fixed 2.27%	2008	2020	5.510
United States Dollars	Fixed 2.87%	2009	2021	14.864
United States Dollars	Fixed 3.125%	2014	2025	318.728
United States Dollars	Fixed 3.125%	2016	2026	709.316
United States Dollars	Fixed 3.125%	2017	2047	1,284.412
United States Dollars	Fixed 3.24%	2018	2028	2,000.000
United States Dollars	Fixed 3.25%	2011	2021	446.783
United States Dollars	Fixed 3.4%	2014	2029	59.091
United States Dollars	Fixed 3.5%	2019	2050	1,418.357
United States Dollars	Fixed 3.625%	2012	2042	407.620
United States Dollars	Fixed 3.875%	2010	2020	623.045
United States Dollars	Variable BID F.U. USD	2001	2021	8.630
United States Dollars	Variable BID F.U. USD	2001	2026	98.687
United States Dollars	Variable BID F.U. USD	2001	2026	2.272
United States Dollars	Variable BID F.U. USD	2001	2026	10.695
United States Dollars	Variable BID F.U. USD	2002	2022	2.486
United States Dollars	Variable BID F.U. USD	2006	2021	8.075
United States Dollars	Variable BID F.U. USD	2007	2021	4.211
United States Dollars	Variable BID F.U. USD	2011	2020	0.918
United States Dollars	Variable BID TBL (LIBOR Base Rate)	1995	2020	2.268
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2004	2023	10.045
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2004	2023	2.030
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2004	2023	12.557
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2004	2023	2.114

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2005	2024		4.048
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2005	2025		0.922
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2005	2025		1.308
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2006	2025		1.785
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2007	2021		5.482
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2013	2021		3.205
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2014	2029		27.688
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2015	2025		60.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2015	2026		14.607
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2015	2030		66.276
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2016	2028		130.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2016	2028		100.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2016	2029		56.058
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2016	2029		100.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2016	2031		10.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2017	2029		100.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2017	2029		35.000
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2018	2033		10.886
United States Dollars	Variable BID TBL (LIBOR Base Rate)	2018	2033		6.900
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2020		1.508
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2020		0.126
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2023		6.391
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2007	2022		7.500
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2007	2022		2.267
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2013	2020		5.009
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2016	2028		99.750
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2017	2028		20.000
Total				US$	15,815,614

External Debt of State Entities without Guarantee by the Central Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
CODELCO	US$	0.0375	2010	2020	394.88
CODELCO	US$	0.03875	2011	2021	226.98
CODELCO	US$	0.03	2012	2022	412.48
CODELCO	US$	0.045	2013	2023	334.87
CODELCO	EUR	0.038	2014	2024	819.33
CODELCO	UF	0.058	2005	2025	208.52
CODELCO	US$	0.045	2015	2025	1,068.60
CODELCO	UF	0.035	2016	2026	406.21
CODELCO	US$	0.03625	2017	2027	1,500.00
CODELCO	US$	0.02869	2019	2029	130.00
CODELCO	US$	0.03	2019	2029	1,100.00
CODELCO	HKD	0.032775	2019	2034	63.79
CODELCO	US$	0.05625	2005	2035	500.00
CODELCO	US$	0.0615	2006	2036	500.00
CODELCO	AUD	0.035899	2019	2039	49.27
CODELCO	US$	0.0425	2012	2042	750.00
CODELCO	US$	0.05625	2013	2043	950.00
CODELCO	US$	0.04875	2014	2044	980.00
CODELCO	US$	0.045	2017	2047	1,250.00

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
CODELCO	US$	0.0485	2018	2048		600.00
CODELCO	US$	0.04375	2019	2049		1,300.00
CODELCO	US$	0.037	2019	2050		900.00
CODELCO	US$	Libor + 0,35%	2019	2020		100.00
CODELCO	US$	Libor + 0,35%	2019	2020		65.00
CODELCO	US$	Libor + 0,30%	2019	2020		100.00
CODELCO	US$	Libor + 0.75%	2016	2021		250.00
CODELCO	US$	Libor + 0.62%	2016	2021		300.00
CODELCO	US$	Libor + 0.65%	2017	2022		300.00
CODELCO	US$	Libor + 0.65%	2017	2022		300.00
CODELCO	US$	Libor + 0.45%	2013	2022		80.00
CODELCO	US$	Libor + 0.725%	2018	2023		300.00
CODELCO	US$	Libor + 1,200%	2019	2026		75.00
CODELCO	US$	Libor + 1,215%	2018	2028		300.00
CODELCO	US$	Libor + 1,215%	2019	2029		300.00
ENAP	US$	4.75%	2011	2021		410.30
ENAP	US$	4.07%	2010	2021		10.80
ENAP	US$	4.38%	2014	2024		600.00
ENAP	US$	Libor + 1,85%	2016	2021		70.00
ENAP	US$	0.0375	2016	2026		700.00
ENAP	US$	Libor + 1,40%	2017	2022		48.00
ENAP	US$	0.045	2017	2047		600.00
ENAP	US$	Libor + 1,125%	2018	2023		100.00
ENAP	US$	0.0525	2018	2029		680.00
ENAP	US$	Libor + 0,85%	2019	2024		77.00
ENAP	US$	0.0525	2010	2020		174.40
Metro S.A.	US$	0.90%	2005	2038		30.15
Metro S.A.	US$	4.19%	2006	2020		14.85
Metro S.A.	US$	4.19%	2009	2020		0.30
Metro S.A.	US$	Libor + 1.50%	2014	2026		210.00
Metro S.A.	US$	Libor + 2.50%	2014	2028		382.50
Metro S.A.	US$	4.75%	2014	2024		500.00
Metro S.A.	US$	5.00%	2017	2047		500.00
Total					US$	22,023.2

Internal Medium and Long Term Debt of the Central Government

Title	Interest Rate	Year of Maturity	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
Debt of CORFO	0	0	US$	0
Chilean Treasury(1)	Various	Various		58,576

Total			US$	58,576

(1)	Does not include borrowing among public entities.

Internal Medium-and Long-Term Debt of Chilean Central Bank

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
Indexed promissory notes payable in coupons (PRC)	Various	Various	None	US$	12.5
Chilean Central Bank discountable promissory notes (PDBC)	Various	Various	None		12,274.3
Indexed coupons (CERO) in indexed units UF	Various	Various	None		22.7
Chilean Central Bank bonds in Chilean pesos (BCP)	Various	Various	None		3,224.5
Chilean Central Bank bonds in indexed units UF (BCU)	Various	Various	None		3,027.5

Total				US$	18,561.5

Source: Chilean Central Bank.

Internal Medium-and Long-Term Debt of the Chilean Public Sector(1)

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2019 (in millions of US$)
Central Government(1)	Various	Various	None	US$	58,576
Non-Financial Public Enterprises	Various	Various	None		3,754
Central Bank	Various	Various	None		18,561
Banco Estado	Various	Various	None		3,274

Total Public Sector				US$	84,165

(1)	Does not include borrowing among public entities.